UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 10-K

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(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM   TO**

Commission File Number 001-40808

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Greenidge Generation Holdings Inc.

(Exact name of Registrant as specified in its Charter)

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Delaware	**86-1746728**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
1159 Pittsford-Victor Road, Suite 240	
Pittsford, New York	**14534**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (315) 536-2359

_____

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Stock, $0.0001 par value	**GREE**	**The Nasdaq Global Select Market**
8.50% Senior Notes due 2026	**GREEL**	**The Nasdaq Global Select Market**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☒		

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the Registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the Registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

Based on the closing sale price of $1.29 of the Registrant's Class A common stock on The Nasdaq Global Select Market on June 30, 2025, the last business day of the Registrant's most recently completed second fiscal quarter, the aggregate market value of the voting common equity held by non-affiliates of the Registrant was $14,480,618.

As of March 26, 2026, the Registrant had 13,495,756 shares of Class A common stock, $0.0001 par value per share, outstanding and 2,733,394 shares of Class B common stock, $0.0001 par value per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement for its 2026 Annual Meeting of Stockholders are incorporated by reference in Part III of this Annual Report on Form 10-K where indicated. The Registrant's definitive proxy statement will be filed with the Securities and Exchange Commission within 120 days after December 31, 2025.

Table of Contents

Unless otherwise indicated or the context otherwise requires, all references in this annual report on Form 10-K (this "Annual Report") to the "Company," "Greenidge," "we," "us," "our" and similar terms refer to Greenidge Generation Holdings Inc., together with its consolidated subsidiaries.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report includes certain statements that may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical fact are forward-looking statements for purposes of federal and state securities laws. These forward-looking statements involve uncertainties that could significantly affect our financial or operating results. These forward-looking statements may be identified by terms such as "anticipate," "believe," "continue," "foresee," "expect," "intend," "plan," "may," "will," "would," "could" and "should" and the negative of these terms or other similar expressions. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Forward-looking statements in this document include, among other things, statements regarding our business plan, business strategy and operations in the future. In addition, all statements that address operating performance and future performance, events or developments that are expected or anticipated to occur in the future, including statements relating to creating value for stockholders are forward-looking statements.

Forward-looking statements are subject to a number of risks, uncertainties and assumptions. Matters and factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements include but are not limited to the matters and factors described in Item 1A, "*Risk Factors*" of this Annual Report, as well as statements about or relating to or otherwise affected by:

- our ability to meet our existing short-term and long-term debt obligations with the Company's current projected operating cash flows in the long term;

- our ability to successfully maintain our power and hosting arrangements on acceptable terms, or our operations may be disrupted, and our business results may suffer, which could have a material adverse effect on our business, financial condition, and results of operations;

- fluctuations and volatility in the price of bitcoin and other cryptocurrencies;

- any failure by us to obtain acceptable financing with regard to our growth strategies or operations;

- the ability to negotiate or execute definitive documentation with respect to potential expansion sites on terms and conditions that are acceptable to Greenidge, whether on a timely basis or at all;

- changes in applicable laws, regulations, or permits, including the pathway for the issuance of our Title V Air Permit, affecting our operations or the industries in which we operate, including regulation regarding power generation, environmental laws, cryptocurrency usage and/or cryptocurrency mining, and a regulatory trend toward stricter oversight of crypto asset platforms and the cryptocurrency industry;

- loss of public confidence in, or use cases of, bitcoin and other cryptocurrencies;

- the potential of cryptocurrency market manipulation;

- the economics of hosting cryptocurrency miners, including as to variables or factors affecting the cost, efficiency and profitability of our hosting arrangements;

- the availability, delivery schedule, and cost of equipment necessary to maintain and grow our business and operations, including datacenter equipment and equipment meeting the technical or other specifications required to achieve our growth strategy;

- the possibility that we may be adversely affected by other economic, business, or competitive factors, including factors affecting the industries in which we operate or upon which we rely and are dependent;

- geopolitical instability, including conflicts in the Middle East and other regions, and related impacts on global energy markets, supply chains, critical infrastructure (including power and data systems), and cybersecurity risks;

- the ability to expand successfully to other facilities, effectively integrate and manage acquired businesses or assets, mine other cryptocurrencies, or otherwise expand our business;

- changes in tax regulations applicable to us, our assets or cryptocurrencies, including bitcoin;

- if we fail to comply with the continued listing standards of The Nasdaq Stock Market LLC ("Nasdaq"), or fail to regain compliance if required in the future, Nasdaq may delist our Class A common stock;

- any litigation involving us;

- costs and expenses relating to cryptocurrency transaction fees and fluctuation in cryptocurrency transaction fees; and

- the condition of our physical assets, including that our operating facility may realize material, if not total, loss and interference as a result of equipment malfunction or break-down, physical disaster, data security breach, computer malfunction or sabotage.

Consequently, all of the forward-looking statements made in this Annual Report are qualified by the information contained herein, including the information contained under this caption and the information in Item 1A, "*Risk Factors*" of this Annual Report. No assurance can be given that these are all of the factors that could cause actual results to vary materially from the forward-looking statements.

Additionally, we may provide information in this Annual Report that is not necessarily "material" under the federal securities laws for SEC reporting purposes, but that is informed by various environmental, social, and governance ("ESG") standards and frameworks (including standards for the measurement of underlying data), and the interests of various stakeholders. Much of this information is subject to assumptions, estimates or third-party information that is still evolving and subject to change. For example, our disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control.

You should not put undue reliance on forward-looking statements. We can provide no assurance that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of our operations, financial condition or cash flows. Actual results may differ materially from those discussed in this Annual Report. All forward-looking statements speak only as of the date of this Annual Report and, except as required by law, we do not assume any duty to update or revise forward-looking statements, whether as a result of new information, future events, uncertainties or otherwise, as of any future date.

<u>**RISK FACTOR SUMMARY**</u>

Our business is subject to numerous risks and uncertainties, which illuminate challenges that we face in connection with the successful implementation of our strategy and the growth of our business. The following considerations, among others, may offset our competitive strengths or have a negative effect on our business strategy, which could adversely impact our results of operations, financial condition, or cash flows, our ability to meet our short-term and long-term debt obligations, or cause a decline in the price of our Class A common stock:

- We have experienced financial difficulties and an investment in our common stock is highly speculative. Holders of our common stock could suffer a total loss of their investment. See *Note 2, "Significant Accounting Policies—Going Concern,"* in the Notes to Consolidated Financial Statements.

- We may need to raise additional capital to grow our business and may not be able to do so on favorable terms, if at all. Future issuances of equity or debt securities may adversely affect the value of our common stock.

- We may not have sufficient resources to repay our 8.50% Senior Notes due 2026 (the "Senior Notes") upon their maturity in October 2026, and we will face additional risks if we incur additional indebtedness. If we are unable to

refinance, repay, exchange, or otherwise address the maturity of these notes when due, we could be in default under the terms of the notes and related agreements. Such a default could result in the acceleration of our indebtedness and could materially and adversely affect our liquidity and financial condition and, if not remedied, could require us to pursue restructuring alternatives, including a bankruptcy filing, liquidation of assets, or other similar proceedings, potentially resulting in a total loss of any investment in our Company.

- We have a history of operating losses. If we are unable to sustain greater revenues than our operating costs and support our expansion plans, we may continue to experience operating losses, which could negatively impact our results of operations, strategy and financial performance and could impair our ability to service our indebtedness.

- If we fail to comply with the Nasdaq continued listing standards, or fail to regain compliance if required in the future, Nasdaq may delist our Class A common stock.

- We have material environmental liabilities, and the costs of compliance with existing and new environmental laws and climate-related regulations could have a material adverse effect on us.

- We are exposed to customer concentration risk, substantially dependent on our sole hosting services customer, and exposed to counterparty nonperformance risk for our hosting services arrangement.

- It may take significant time, expenditure, or effort for us to grow our business, including our bitcoin datacenter operations and potential AI or HPC datacenter opportunities, whether through acquisitions, which we must effectively integrate and manage and which may present unanticipated liabilities or challenges, or through internal development efforts, which may require, among other things, technical expertise, access to capital or regulatory permits that we may not be able to obtain, and our efforts may not be successful.

- Our efforts to expand into AI and HPC datacenter opportunities may be capital intensive, which may affect our liquidity, results of operations and financial condition, and may not perform as planned. In addition, such efforts may divert resources from our core bitcoin mining operations, limit our power capacity for mining, and introduce operational complexity.

- We have experienced recent turnover in our senior management team and reduced our headcount in 2024 and 2025. If we fail to retain key talent or are unable to attract and retain other qualified personnel, our results of operations, strategy, and financial performance could be adversely affected.

- We have been, are currently, and may be in the future, the subject of legal proceedings, administrative proceedings and inquiries, audits, or probes conducted by various government agencies or regulatory bodies.

- Our revenues are largely dependent on the single natural gas power generation facility that we operate. Any disruption to our single power plant, including equipment failures, outages or damage to generation infrastructure, disruptions in fuel supply, transmission constraints or increases in energy costs, or a substantial portion of our other limited sources of revenues, would have a material adverse effect on our business and operations, as well as our results of operations and financial condition.

- Extreme weather events or other climate-related impacts could damage our infrastructure, disrupt power generation or datacenter operations, and increase our operating costs.

- We may not be able to compete effectively against other companies, some of whom have greater resources and experience or operate more efficient mining or computing infrastructure.

- As the aggregate amount of computing power, or hashrate, in the bitcoin network increases, the amount of bitcoin earned per unit of hashrate decreases; as a result, in order to maintain our market share, we may have to incur significant capital expenditures to expand our fleet of miners or replace existing mining equipment with newer, more efficient hardware.

- Our future success will depend significantly on the price of bitcoin, which is subject to risk and has historically been subject to wide swings and significant volatility.

- The bitcoin reward for successfully uncovering a block will halve several times in the future and bitcoin value may not adjust to compensate us for the reduction in the rewards we receive from our bitcoin mining efforts.

- The digital asset exchanges on which cryptocurrencies, including bitcoin, trade are relatively new and, in many cases, subject to evolving and inconsistent regulatory oversight. As a result, such platforms may be exposed to fraud, operational failures, liquidity constraints, cybersecurity incidents, or other disruptions. Periodic market events, including platform disruptions and failures that contributed to the "flash crash" in October 2025 and similar events in prior years, have contributed to significant volatility and reduced confidence in the digital asset industry. Any similar events in the future could result in declines in the price of bitcoin and other cryptocurrencies and could adversely affect the value of our digital asset holdings, our operations and financial condition, and an investment in our securities.

- The properties utilized by us in our cryptocurrency datacenter and hosting may experience damage, including damage not covered by insurance.

- While no formal regulations have been proposed to classify bitcoin as a security, if regulatory changes or interpretations classify bitcoin or other cryptocurrencies as investment securities, and we hold a significant portion of our assets in bitcoin or acquire and hold such other cryptocurrencies, we may inadvertently violate the Investment Company Act or other securities laws. We could incur large losses to modify our operations to avoid the need to register as an investment company or could incur significant expenses to register as an investment company or could terminate operations altogether.

- Regulatory changes or actions may alter the nature of an investment in us or restrict the use of bitcoin in a manner that adversely affects our business prospects, results of operations, and financial condition.

- We are subject to risks related to Internet disruptions, which could have an adverse effect on our ability to host bitcoin miners and to mine bitcoin or operate other energy-intensive computing infrastructure.

- Maintenance, expansion, and refurbishment of power generation facilities involve significant risks that could result in unplanned power outages or reduced output and could have a material adverse effect on our revenues, results of operations, cash flows, and financial condition. Our power generation facility in the Town of Torrey, New York includes certain legacy equipment, such as a steam turbine originally installed in 1953. The age and condition of certain components may increase the likelihood of additional mechanical failure, maintenance requirements, or operational disruptions, which could contribute to unplanned outages or reduced generation capacity.

- Banks and financial institutions may not provide bank accounts, or may cut off certain banking or other financial services, to cryptocurrency investors or businesses that engage in bitcoin-related activities or that accept bitcoin as payment.

- The impact of geopolitical and economic events on the supply and demand for bitcoin is uncertain.

- Bitcoin miners and other necessary hardware are subject to malfunction, technological obsolescence, the global supply chain, and difficulty and cost in obtaining new hardware.

- Our operations depend on complex information technology systems and infrastructure, and cybersecurity incidents, phishing attempts, data breaches or other technology disruptions could materially and adversely affect our operations, financial results or reputation.

- We are exposed to the impact of market price changes in bitcoin on our bitcoin holdings.

- We may not adequately respond to rapidly changing technology.

- A failure to properly monitor and upgrade the bitcoin network protocol could damage the bitcoin network which could, in turn, have an adverse effect on our business.

- Over time, incentives for bitcoin miners to continue to contribute processing power to the bitcoin network may transition from a set reward to transaction fees. If the incentives for bitcoin mining are not sufficiently high, we may not have an adequate incentive to continue datacenter operations.

- Our operations and financial performance may be impacted by fuel supply disruptions, price fluctuations in the wholesale power and natural gas markets, and fluctuations in other market factors that are beyond our control.

- Geopolitical instability, including ongoing and potential escalation of conflicts in the Middle East and other regions, may contribute to volatility in global energy markets, disrupt fuel supply, shipping routes, or critical infrastructure (including power grids and data systems), increase cybersecurity risks, and adversely affect our operating costs, supply chain, and results of operations.

The risks described above should be read together with the text of the full risk factors described in Item 1A, "*Risk Factors*" and the other information set forth in this report, including our consolidated financial statements and the related notes, as well as in other documents that we file with Securities and Exchange Commission (the "SEC"). Our business, prospects, results of operations or financial condition could be harmed by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. Certain statements in "Risk *Factors*" are forward-looking statements. See "*Cautionary Statement Regarding Forward-Looking Statements*" above.


PART I


ITEM 1. BUSINESS.

Overview

We are a developer and operator of datacenters and powered assets designed to support energy-intensive computing workloads. We currently build, maintain and operate datacenters focused on bitcoin mining, along with related power and electric infrastructure. We generate revenue from (1) datacenter hosting, (2) cryptocurrency self-mining, and (3) power and capacity sales. We are increasingly focused on leveraging our power generation assets, grid interconnection rights and datacenter development expertise to support artificial intelligence ("AI") and high-performance computing ("HPC") workloads, which we believe represent a significant long-term growth opportunity.

We own and operate a vertically integrated cryptocurrency datacenter and power generation facility in Torrey, New York (the "New York Facility"), which includes a natural gas power generation plant with approximately 106 megawatt ("MW") of nameplate capacity. We also own a 34-acre greenfield site in Columbus, Mississippi, which we expect will provide access to 40 MW of datacenter capacity by the first quarter of 2027. Additionally, we have 7.5 MW of datacenter capacity in North Dakota (the "North Dakota Facility") through a five-year lease, which provides us with energy access to support our cryptocurrency mining operations.

Recent Developments

South Carolina Land Sale

On December 11, 2025, we completed the sale of our 152-acre property located in Spartanburg, South Carolina (the "South Carolina Land") and an assignment of our rights to 60 MW of electrical service (the "Initial Load"), which is expected to be made available to the property by September 2026, to an affiliate of The Lightstone Group and LightHouse Data Centers (the "Sale"). The consideration for the Sale consisted of $18.0 million in cash at closing and the right to receive up to $18.0 million in additional future contingent payments. Any future contingent payments are payable at $180,000 per MW of power capacity made available to the South Carolina Land before December 31, 2030, to the extent such capacity exceeds the Initial Load. For the year ended December 31, 2025, we recognized a gain on the Sale of $10.5 million. The proceeds of the Sale will be utilized to improve our liquidity position.

Mississippi Facility Transactions

On April 10, 2024, we closed on the purchase of a parcel of land containing approximately 12 acres located in Columbus, Mississippi, including over 73,000 square feet of industrial warehouse space (the "Columbus Property"). The Columbus

Property provided us with access to 32.5 MW of additional power capacity and we deployed 7 MW of miners on the Columbus Property in the second quarter of 2024.

On August 1, 2025, Greenidge Mississippi LLC, our wholly owned subsidiary, entered into an Asset Purchase Agreement (the "APA") to sell certain assets comprising our plant in Columbus, Mississippi (the "Mississippi Facility"), excluding any bitcoin miners and the adjoining 5.6-acre tract of land with over 73,000 square feet of industrial warehouse space, to US Digital Mining Mississippi LLC, a wholly owned subsidiary of LM Funding America, Inc. (collectively, the "Buyer"), for a purchase price of $3.9 million in cash. On September 16, 2025, concurrent with the closing of the transaction, we sold certain miners to the Buyer for an additional $0.3 million. We are actively marketing the remaining land and industrial warehouse space. The carrying value of this property of $0.9 million is presented as long-term assets held for sale as of December 31, 2025 in the consolidated balance sheet.

Debt Restructuring

Beginning in the fourth quarter of 2024, we entered into privately negotiated exchange agreements, pursuant to which we issued shares of our Class A common stock and made cash payments in exchange for principal amount of our Senior Notes. From the date of the first exchange to the date of this Annual Report, we issued an aggregate of 1,934,889 shares of our Class A common stock and paid an aggregate of $2.9 million in cash in exchange for $14.5 million aggregate principal amount of our Senior Notes, of which 1,242,456 shares and $2.9 million in cash were exchanged for $10.9 million aggregate principal amount of our Senior Notes during the year ended December 31, 2025. Such transactions were exempt from registration under Section 3(a)(9) of the Securities Act.

During 2025, we completed a series of public tender/exchange offers, pursuant to which we repurchased $15.0 million in aggregate principal amount of the Senior Notes for a total of $5.7 million in cash and exchanged an additional $5.0 million in aggregate principal amount of the Senior Notes for $2.3 million in aggregate principal amount of the New Notes.

During 2025, we paid $0.7 million in cash to repurchase an aggregate of $1.1 million principal amount of the Senior Notes in open market transactions. We recognized a gain on extinguishment of debt of $0.4 million as a result of such open market repurchases.

Equity Interest Payment Agreement

On January 24, 2025, we entered into an Equity Interest Payment Agreement, dated as of January 24, 2025 (the "Equity Interest Payment Agreement"), pursuant to which and as consideration for for Atlas Holdings LLC's, our controlling shareholder and a related party (collectively with its affiliates, "Atlas"), continued credit support with respect to letters of credit it maintains, we agreed to pay interest at a rate of 8.5% per annum. Payments are made by quarterly issuing shares of our Class A common stock, with the total cumulative shares not to exceed 19.99% of the sum of the number of Class A common stock and Class B common stock outstanding. Subsequent payments will then be made in cash. In connection with the Equity Interest Payment Agreement, we agreed to pay, by issuing shares of our Class A common stock, a letter of credit extension payment as further consideration for Atlas to enter into the Equity Interest Payment Agreement and maintain the letters of credit, as well as the quarterly interest payments described above. From the effective date to the date of this Annual Report, we issued an aggregate of 752,742 shares of Class A common stock to settle the letter of credit extension payment and 404,497 share of Class A common stock to settle accrued interest payments.

Exchange Offer

On March 11, 2026, we commenced an exchange offer (as subsequently modified, supplemented or amended, the "Exchange Offer"), pursuant to which we are offering to exchange up to $36.7 million in aggregate principal amount of our Senior Notes for New Notes. Under the Exchange Offer, holders may exchange $25.00 principal amount of Senior Notes for $25.00 principal amount of New Notes, together with two shares of our Class A common stock, for each $25.00 principal amount of Senior Notes exchanged.

The Exchange Offer commenced on March 11, 2026 and is scheduled to expire at 5:00 p.m., New York City time, on April 8, 2026, unless extended or earlier terminated by us.

Growth Opportunities

We view our growth opportunities as primarily related to the following areas:

- Development of our owned properties to support AI and HPC datacenters, while selectively expanding our bitcoin hosting and self-mining operations

- Acquisition of properties with low-cost power and scalable power infrastructure

- Monetization of our owned properties through sale or lease to enable AI and HPC datacenter construction

- Infrastructure services and development for AI and HPC datacenters

- Engineering, Procurement and Construction Management ("EPCM") services for digital infrastructure projects

- Hosting services for bitcoin mining and other energy-intensive computing workloads

- Selective acquisition and deployment of high-efficiency bitcoin mining rigs

We are actively pursuing the conversion of certain existing assets, including the New York Facility, and the acquisition of additional properties with access to low-cost power and appropriate scale to support the development of AI and HPC workloads. We believe that rapid growth in AI and HPC workloads will drive increasing demand for large-scale datacenter infrastructure requiring reliable, high-capacity power resources.

We believe we are well positioned to participate in this growth through our vertically integrated power generation and datacenter infrastructure platform. Our existing infrastructure and operational expertise may help reduce the cost and development timeline associated with bringing new datacenter capacity online. In addition, we have secured additional power capacity that may support future datacenter expansion and have initiated studies to evaluate access to further grid-connected power capacity.

All current and prospective properties will be evaluated for internal development, joint development with strategic partners, or potential asset sales where we believe such transactions may maximize stockholder value. We believe that long-term value creation in digital infrastructure will increasingly depend on the ability to secure reliable, scalable and competitively priced power capacity. While bitcoin hosting and self-mining remain part of our current operations, we expect that future development efforts may increasingly focus on opportunities related to AI and HPC datacenter infrastructure.

Products and Services

NYDIG Hosting Agreement. On January 30, 2023, we entered into hosting services agreements and related orders (collectively as in effect from time to time, the "NYDIG Hosting Agreement") with affiliates of NYDIG ABL LLC ("NYDIG"). Under the NYDIG Hosting Agreement, we agreed to host, power, and provide technical support services, and other related services, to NYDIG affiliates' mining equipment at the New York Facility for a term of five years. The terms of such arrangements require NYDIG affiliates to pay a reimbursement fee that covers the cost of power and direct costs associated with management of the mining facilities, a hosting fee as well as a gross profit-sharing arrangement. Under the NYDIG Hosting Agreement, NYDIG affiliates are required to provide us an upfront security deposit, pay a configuration fee for the setup of new or relocated miners, and pay for repairs and parts consumed in non-routine maintenance (i.e., units that are out of service for more than 12 hours). We are required to pay NYDIG a portion of capacity revenue, as well as a portion of the gross margin from any energy sales in excess of mining requirements, excluding excess energy that may be available due to the curtailment of NYDIG's miners for profitability reasons. Additionally, when market conditions dictate shutting down mining, to the extent not already curtailed for profitability pursuant to the NYDIG Hosting Agreement, and making market sales of energy, we are required to pay NYDIG the expected value that it would have received as if the cryptocurrency datacenter had operated and a portion of gross margin from energy sales above normal mining requirements. This allows us to participate in the upside as bitcoin prices rise, but reduces our downside risk of bitcoin price deterioration and cost increases related to natural gas.

Cryptocurrency Mining. Our cryptocurrency datacenter operations generate revenue in the form of bitcoin by earning bitcoin as rewards and transaction fees for supporting the global bitcoin network with application-specific integrated circuit computers ("ASICs" or "miners") owned or leased by us. We currently contribute our hashrate to two mining pools, subject to their terms of service. Such participation in either pool is generally terminable at any time by either party, and our risk is limited by our ability to switch pools at any time or simply not to participate in any pools and mine independently. In exchange for providing computing power, we receive a share of the theoretical global mining rewards based on our percent contribution to the bitcoin mining network, less fees payable to the pool. The mining pools in which we currently participate allocate their bitcoin to us on a daily basis.

Our datacenter operations consist of approximately 23,900 miners with a combined capacity of approximately 2.7 EH/s for both datacenter hosting and cryptocurrency mining, of which 17,000 miners, or 1.7 EH/s, are associated with datacenter hosting and 6,900 miners, or 1 EH/s, are associated with cryptocurrency mining.

<u>Mining Pool Participation</u>

A significant portion of the global hashrate on the bitcoin network has been contributed to a number of "mining pools." In a typical bitcoin mining pool, groups of miners combine their resources, or hashrate, and earn bitcoin together. Mining pools help to smooth the variability of the revenue stream of individual miners by combining the hashrate from multiple miners and then paying each miner a pro rata share of the aggregate bitcoin rewards generated by the combined pool.

The mining pool operator is typically paid a fee for maintaining the pool. Miners who participate in mining pools are expected to earn their pro rata share of the global bitcoin rewards received by all miners on the bitcoin network, less any fees paid to the mining pool operator.

We contribute our hashrate to two mining pools, subject to their terms of service. Such participation is generally terminable at any time by either party, and our risk is limited by our ability to switch pools at any time or simply not to participate in any pools and mine independently. In exchange for providing computing power, we receive a share of the theoretical global mining rewards based on our percent contribution to the bitcoin mining network, less fees payable to the pools. The mining pools in which we currently participate allocate their bitcoin to us on a daily basis.

Power and Capacity Sales. We own and operate a 106 MW power generation facility that is connected to the New York Independent Systems Operator (the "NYISO"), which operates New York State's power grid. We sell electricity to the NYISO at all times when the plant is running and we increase or decrease the amount of electricity sold based on prevailing prices in the wholesale electricity market and demand for electricity. Based upon levels of demand and prevailing prices for electricity, we may temporarily curtail our cryptocurrency hosting and self-mining located at our power generation facility in order to meet the demand for electricity. Revenue generated from the wholesale power market is variable and depends on several factors including but not limited to the supply and demand for electricity, generation capacity in the market and the prevailing price of natural gas. In addition, we receive revenues from the sale of our capacity and ancillary services in the NYISO wholesale market. Through these sales, we generate three revenue streams:

- <u>Energy revenue</u>: When dispatched by the NYISO, we receive energy revenue based on the hourly price of power.

- <u>Capacity revenue</u>: We receive capacity revenue for committing to sell power to the NYISO when dispatched.

- <u>Ancillary services revenue</u>: When selected by the NYISO, we receive compensation for the provision of operating reserves.

Our datacenter operations in New York are powered by electricity generated directly by our power plant, which is referred to as "behind-the-meter" power as it is not subject to transmission and distribution charges from local utilities. As of December 31, 2025, our owned and customer hosted miners at the New York Facility had the capacity to consume approximately 60 MW of electricity. We have approval from NYISO to utilize 64 MW of electricity behind-the-meter.

Additionally, we have a contract with Empire Pipeline Inc., which provides for the firm transportation to our pipeline of up to 15,000 dekatherms of natural gas per day. The natural gas is transported to our captive lateral pipeline through which this gas is transported 4.6 miles to our power plant. We have contracts with Emera Energy covering both the purchase of natural gas and the bidding and sale of electricity through the NYISO.

These sales accounted for approximately 38% and 18% of our total revenue for the years ended December 31, 2025 and 2024, respectively.

Cryptocurrency Datacenter and Digital Infrastructure Industry Trends

Artificial Intelligence and High-Performance Computing Demand

Rapid growth in AI, machine learning and HPC workloads is driving increasing demand for large-scale datacenter infrastructure capable of supporting high-density compute environments and significant power consumption. Many AI and HPC datacenters require substantial and reliable power capacity, advanced cooling systems and high-performance networking infrastructure. Access to competitively priced, low-carbon power, grid interconnection rights and infrastructure that can scale rapidly are increasingly critical factors in datacenter development. Geographic location, regulatory compliance and operational expertise also influence the feasibility and economics of new datacenter deployments.

We believe that our experience developing and operating energy-intensive computing facilities, combined with our vertically integrated power generation and datacenter platform, positions us to evaluate potential opportunities in AI and HPC datacenter development. Our existing infrastructure, operational expertise and secured power capacity may allow us to reduce development timelines and costs relative to new entrants. While cryptocurrency hosting and self-mining remain part of our current operations, we expect that future growth initiatives may increasingly focus on AI and HPC workloads, which we believe represent a significant long-term growth opportunity.

Bitcoin Network Changes

The price of bitcoin experienced significant volatility throughout 2025. Network difficulty, which is a measure of how hard it is for miners to solve a block on the bitcoin blockchain and earn mining rewards, is directly tied to the network's total hashrate (or the total computational power devoted to solving a block). This difficulty is adjusted every 2,016 blocks (with a new block being added approximately every 10 minutes). As more miners join the network and the network's global hashrate increases, network difficulty increases, which can adversely affects our mining revenue, operating margins and cash flows. Conversely, when miners leave the network and the network's global hashrate decreases, network difficulty decreases, potentially increasing our relative mining rewards. Historically, sustained increases in bitcoin's market price have attracted new miners to the network, raising the global hashrate and network difficulty, which increases competition for mining rewards. Conversely, prolonged declines in market price may lead miners to exit the network, reducing hashrate and difficulty.

Changes in network difficulty and hashrate can significantly impact the profitability and economic returns of mining operations, particularly during periods of high price volatility. In addition, technological improvements in mining hardware, changes in energy costs and regulatory developments affecting cryptocurrency mining could further influence network participation, difficulty and competition. Accordingly, fluctuations in bitcoin prices, network difficulty and competition may materially affect our mining revenue, operating results and overall financial condition.

Bitcoin Halving

The bitcoin network includes a mechanism known as "halving," which is designed to regulate the total supply of bitcoin and reduce the rate of new bitcoin issuance over time. Under the bitcoin protocol, the reward earned by miners for successfully validating a block on the blockchain is reduced by half at predetermined intervals of 210,000 blocks, which occurs approximately every four years. The most recent halving for bitcoin occurred on April 19, 2024 at block 840,000, reducing the mining reward from 6.25 bitcoin to 3.125 bitcoin. This reduction in mining rewards decreases the rate at which new bitcoin enters circulation and directly reduces the number of bitcoin that miners receive for validating blocks. Unless increases in the market price of bitcoin, improvements in mining efficiency or reductions in operating costs offset the reduction in mining rewards, halving events may negatively impact the revenue and profitability of bitcoin mining operations. Future halvings are expected to continue to reduce mining rewards over time, which could further affect the economics of bitcoin mining and our results of operations.

Digital Assets Custody

Our bitcoin is held in cold-storage and trading wallets with Coinbase, Inc. and Coinbase Custody Trust Company, LLC (collectively, "Coinbase"), a U.S.-based digital asset service provider and custodian. Coinbase Custody Trust Company, LLC is

a New York State Department of Financial Services ("NYDFS") regulated limited purpose trust company. We utilize Coinbase's custodial and brokerage services to hold, transfer and, from time to time, sell our bitcoin. Our bitcoin is held primarily in cold storage wallets maintained by the custodian, with a portion held in trading balances to facilitate transactions. Digital assets held by Coinbase on our behalf are reflected in accounts maintained for us and are intended to be segregated from Coinbase's proprietary assets. Digital assets credited to trading balances may be held in a combination of hot wallets, cold wallets or accounts maintained by Coinbase with certain trading venues. While we believe our custodial arrangements provide reasonable protections for the safekeeping of our digital assets, there can be no assurance that such arrangements are free from risk. The legal treatment of digital assets held in custodial accounts remains subject to evolving law and regulation. In the event that our custodian were to enter bankruptcy, receivership or similar insolvency proceedings, there is a risk that our access to our bitcoin could be delayed and that the treatment of such assets could be subject to uncertainty. Although assets held by Coinbase Custody Trust Company, LLC are intended to be held for the benefit of customers, applicable insolvency law relating to digital assets is not fully developed. For further discussion of our custodial agreements, see Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report.

We are not aware of our custodian's experiencing excessive redemptions or withdrawals, or having suspended redemptions or withdrawals, of any customer assets (bitcoin, crypto, or otherwise). Further, we have not experienced any loss of, or access to, our bitcoin custodied with our custodian, we have never been unable to account for such bitcoin assets, and we are not aware of our Custodian having ever been unable to account for our bitcoin assets or the crypto assets of its other customers.

From time to time, we may sell bitcoin through Coinbase's brokerage services. These services are provided by entities that are registered with the Financial Crimes Enforcement Network ("FinCEN") and regulated by NYDFS. Such brokered sales are made primarily through market-making transactions with institutional grade investors. While we do not know the identity of the purchasers in such brokered sales of our bitcoin, our custodian has made all customary representations to us regarding its compliance with all know-your-customer and anti-money laundering regulations applicable to such brokered sales of our bitcoin. Our agreements with such brokerage services require them to comply with all applicable FinCEN and NYDFS rules and regulations.

Competition

Competition in Datacenter Operations and Power Generation Segment

Datacenter Operations

The cryptocurrency industry is a highly competitive and evolving industry, and new competitors or emerging technologies could enter the market and affect our competitiveness in the future. The primary drivers impacting competition are the demand for bitcoin, access to sufficient power at economical rates, and the ability to source miners. Our main competitors generally include other large public and private bitcoin mining companies that focus all or a portion of their activities on bitcoin mining and hosting. Miners often organize themselves in mining pools and therefore we compete with other miners also participating in mining pools.

In addition, as we evaluate opportunities related to AI and HPC development, we may compete with traditional datacenter developers and operators, hyperscale cloud providers, cryptocurrency mining companies that are repurposing or expanding their infrastructure to support AI and HPC workloads, and other infrastructure companies seeking access to large amounts of reliable and competitively priced power capacity. Competition in these markets may be based on a number of factors, including access to power and grid interconnection capacity, availability of suitable development sites, capital resources, technical and operational expertise, and the ability to develop and deliver datacenter capacity on competitive timelines and economic terms.

Power Generation in New York

Wholesale markets for energy, capacity and ancillary services in New York State are administered by the NYISO. With respect to wholesale sales of electricity, generators bid into the market the quantity of electricity that they are prepared to produce for each hour of the following day and the corresponding price. Generators' bids are subject to bid caps and mitigation rules administered by the NYISO, both of which are designed to ensure that the total bid submitted to the NYISO properly reflects market conditions. Distribution utilities and other load serving entities decide how much electricity they

wish to purchase for each hour of the following day and how much they are willing to pay for that electricity. The NYISO then selects the proper mix of generators to supply the hourly demand at the least cost while meeting applicable requirements to maintain a reliable electric system. Prices for capacity and ancillary services are also set by the interplay between supply and demand in bid-based markets administered by the NYISO, except in the case of certain ancillary services for which the NYISO's Market Administration and Control Area Services Tariff establishes cost-based rates.

The NYISO operates bid-based wholesale markets for electric energy, capacity, and other generation-related services such as reactive power support and frequency control. We are authorized to participate in all of these markets, where our bids are evaluated along with bids from numerous other generating facilities in or near New York State. In each of these markets, the NYISO sets the market price, which is paid to all bidders, based on the highest priced bid accepted to meet demand.

We compete against all other NYISO generation resources, which, as of Summer 2025 included approximately 40,910 MW of installed capacity from gas and oil-fired thermal generation, as well as nuclear, hydro, wind, and other renewable generation. Our competitiveness is based on our variable cost compared to the marginal price in the energy markets, which is set by the bid of the highest-priced resource required to satisfy load requirements. The primary determinants of our variable cost are our efficiency (e.g., how much gas is required to produce a given unit of power) and fuel cost.

Our variable cost relative to the marginal energy price determines the amount of power we sell. As demand for power increases and as more expensive generation resources are required to satisfy load requirements, the marginal energy price increases. We benefit from retirements of lower-cost generation resources in the NYISO and, conversely, become less competitive as more efficient generation capacity is added.

A similar dynamic exists in the capacity markets where we are a price-taker. The administratively determined sloping demand curve ensures that the price paid to suppliers of capacity declines as capacity exceeds reliability requirements. Thus, as other generation capacity retires, we will benefit from higher prices and conversely, as other generation capacity is added, we will realize lower capacity revenues. The capacity market is designed to incentivize generation additions when reserve margins (excess capacity relative to peak demand) are low and to reduce capacity payments made to generators when reserve margins are high and excess capacity exists.

Competitive Advantages

Electricity is the largest input cost for most energy-intensive computing operations, including cryptocurrency mining and certain AI and HPC workloads. We believe owning and operating a power generation facility provides us with a competitive advantage in developing and operating energy-intensive datacenter infrastructure.

We believe that our business benefits from the following additional competitive advantages:

- *Vertical integration*. We believe there are relatively few other public companies in the United States with cryptocurrency datacenter operations of scale in the United States currently using power generated from their own power plants.

- **Hosting arrangements**. The terms of the NYDIG Hosting Agreement require NYDIG to pay fees intended to cover the cost of power and certain direct operating costs associated with managing the mining facilities, together with a hosting fee and a gross profit-sharing arrangement, provided that the hosted miners are profitable.

- *Low power costs*. Through access to the Millennium Pipeline price hub that provides relatively low market rates for natural gas and the relatively cool climate where our power plant is located, we are able to produce our energy at competitive rates and largely avoid the extra cost of active cooling of our datacenter operations. Our hosting arrangements also reduce our exposure to increases in natural gas prices.

- *Power market upside*. Because our power generation facility operates continuously we are able to optimize between hosting, power, and cryptocurrency datacenter revenue depending on prevailing market conditions, which may enhance revenue opportunities and operational flexibility.

- ***Behind-the-meter power supply***. All of the power that we use in our New York datacenter operations is currently generated behind-the-meter, reducing reliance on third-party power purchase agreements that could otherwise be modified, terminated or subject to changing market conditions.

- ***Digital infrastructure operations experience***. We have operated cryptocurrency datacenters for several years and have developed in-house engineering and operational expertise to design, build and operate energy-intensive computing facilities. We believe this experience may be applicable to both cryptocurrency mining and emerging AI and HPC datacenter workloads.

- ***Institutional backing***. Our controlling stockholder, Atlas and its affiliates, own and operate 30 companies which generate $26 billion in revenues annually and have experience owning and operating more than 2,000 MW of power generation assets.

Intellectual Property

We use specific hardware and software for our existing and planned bitcoin mining related operations. In certain cases, source code and other software assets may be subject to an open-source license, as much of the technology development underway in this sector is open source. For such assets, we intend to comply with the terms of all applicable license agreements.

We do not currently own any patents in connection with our existing and planned bitcoin mining-related operations. In the future we may pursue patents in connection with our Pod X portable bitcoin mining infrastructure solution or other initiatives, but do not have immediate plans to do so. We expect to rely primarily on trade secrets, trademarks, service marks, trade names, copyrights and other intellectual property rights and expect to license the use of intellectual property rights owned and controlled by others. In addition, we have developed and may further develop certain proprietary software applications for purposes of our bitcoin mining-related operations.

Environmental and Community

We are committed to making progress on the issues that matter in the ESG areas and, more specifically, serving as a community partner in the locations in which we operate. This is a critical part of our plan for growth and value creation as we develop our business.

We participate in the Regional Greenhouse Gas Initiative ("RGGI"), a market-based program in which participating states sell carbon dioxide ("CO_2") allowances through auctions and invest proceeds in energy efficiency, renewable energy, and other consumer benefit programs to spur innovation in the clean energy economy and create local green jobs. We purchase RGGI allowances each year to cover 100% of our CO_2 emitted from power generation and have done so since we began gas-fired operations in 2017.

We continue to make improvements related to the environmental impact inherited from the legacy coal power plant site and will continue with our efforts to remediate the legacy coal-ash pollution from our predecessor company. In 2025, we completed initial chemical composition testing on coal combustion residuals in the onsite CCR surface impoundment (C-Pond) to support beneficial use demonstration, which extended the deadline to initiate closure to October 2027. Beneficial use is the recycling or reuse of CCR in lieu of disposal by landfill and is most commonly used in the production of concrete and certain other building materials. On March 17, 2026, we received a registration from NYSDEC under 6 NYCRR Part 360 for the Lockwood Landfill, authorizing landfill reclamation activities involving coal fly ash. The registration is effective March 17, 2026 and expires March 17, 2031. The registration authorizes landfill reclamation activities, including the excavation and handling of coal fly ash from the previously closed disposal site, which enables us to evaluate and test such materials for potential beneficial use, subject to applicable regulatory requirements, which we expect to complete during the second quarter of 2026. The registration requires compliance with applicable operational, recordkeeping and annual reporting requirements and does not relieve us from compliance with other applicable federal, state or local laws.

In addition, we invested more than $6 million in the installation of cylindrical wedge wire screens at the water intake system for our New York Facility. The completion of the wedge wire screens in 2023 represents another critical milestone in our extensive efforts to meet or exceed all of New York State's nation-leading environmental standards. The construction work was completed by workers from local unions, including members of the International Brotherhood of Electrical

Workers Local 840, Dockbuilders and Timbermen Local 1556, Carpenters Western New York Local Union 276, International Union of Operating Engineers Local 158 & 150 and Millwrights Local 1163.

We have entered into a Trail License and Management Agreement with a not-for-profit corporation to permit the construction of an extension of the public access Keuka Outlet Trail through our property in Torrey, New York to the easterly shore of Seneca Lake, and planning for this trail extension remains ongoing.

Seasonality

Our business is not generally subject to seasonality. However, coin generation from our mining operations may vary depending on our total hashrate at a given point in time relative to the total hashrate of bitcoin. Our power revenue may vary due to external factors impacting supply and demand of electricity in the region including demand due to seasonal weather.

Human Capital Management

As of December 31, 2025, Greenidge had 32 employees. We had no employees based outside of the United States. In late February 2025, a vote to unionize employees serving as our operators, maintenance technicians, crypto technicians and electrical engineer at our New York Facility was approved, and we entered into a collective bargaining agreement with such union in February 2026. We believe our relationship with our employees is satisfactory.

Workplace Health and Safety

The safety and health of our employees is a top priority for us. We are committed to maintaining an effective safety culture and to stressing the importance of our employees' role in identifying, mitigating, and communicating safety risks. We believe that the achievement of superior safety performance is both an important short-term and long-term strategic initiative in managing our operations. In this regard, our policies and operational practices promote a culture where all levels of employees are responsible for safety. We had zero recordable incidents during fiscal year 2025.

Government Regulation

Greenidge Generation LLC ("Greenidge Generation") holds a Certificate of Public Convenience and Necessity issued by the NYS Public Service Commission (the "PSC") under Section 68 of the Public Service Law. In addition, it has been granted lightened regulation by the PSC and Market Based Rate Authority by the Federal Energy Regulatory Commission (the "FERC") authorizing it to enter into sales of power in interstate commerce at market-based rates. It is connected to the New York State Electric & Gas Corporation ("NYSEG") transmission system by virtue of the Large Generation Interconnection Agreement among Greenidge Generation, the NYSEG and the NYISO. All environmental permits are set forth below.

We are a Public Utility Holding Company under the Public Utility Holding Company Act of 2005 ("PUHCA"), and have applied for and received exemption from the record keeping and records inspection regulations of PUHCA.

One of our subsidiaries, Greenidge Pipeline LLC ("Greenidge Pipeline"), operates pursuant to a Certificate of Environmental Compatibility and Public Need issued by the PSC under Article VII of the Public Service Law. It is exempt from regulation by FERC, under the Natural Gas Act ("NGA") pursuant to Section 1(c) of the NGA, because all of the gas transmitted through the pipeline is delivered within the State of New York and the rates for delivery are regulated by the PSC. There are no environmental permits associated with the operation of the pipeline.

Below is a summary of the material regulations that currently apply to our business. Regulations may substantially change in the future, and it is presently not possible to know how regulations will apply to our businesses, or when they will be effective. As the regulatory and legal environment evolves, we may become subject to new laws, further regulation by the SEC, and other federal or state agencies, which may affect our cryptocurrency datacenter, power generation and other related activities. For additional discussion regarding about the potential risks existing and future regulation pose to our business, see "*Risk Factors—Risks Related to Our Business*" herein.

Regulations Applicable to Cryptocurrency Datacenter Business and AI/HPC Datacenter Operations

Government regulation of blockchain technologies, digital assets and cryptocurrency-related activities continues to evolve in the United States and internationally. Federal and state agencies, including the SEC, the Commodity Futures Trading Commission ("CFTC"), FinCEN, and state financial regulators, as well as similar bodies in other countries have shown an interest in regulating or investigating companies engaged in digital asset activities. Additional state government regulations also may apply to our cryptocurrency datacenter activities and other related activities in which we participate or may participate in the future.

On March 17, 2026, the SEC, together with the CFTC, issued an interpretation (the "Interpretation") to clarify the application of the federal securities laws and the Commodity Exchange Act to crypto assets and blockchain-related activities. The Interpretation introduces a taxonomy that categorizes crypto assets into five types: digital commodities, digital collectibles, digital tools, payment stablecoins and digital securities. According to the Interpretation, only digital securities meet the statutory definition of a security, while the other categories generally fall outside the scope of the federal securities laws and may instead be subject to regulation by the CFTC.

The Interpretation also reaffirms that, even where a crypto asset itself is not a security, transactions involving such asset may nonetheless constitute an "investment contract" under applicable law and therefore be treated as a security. The SEC provided guidance regarding the circumstances under which crypto assets may be offered or sold as part of an investment contract, as well as how such assets may, over time, separate from any associated investment contract. In addition, the Interpretation indicates that certain foundational blockchain activities, such as protocol mining and staking, do not, in and of themselves, involve the offer or sale of securities. While the Interpretation does not create new law, it reflects the SEC's and CFTC's current views and may influence how existing laws are applied to participants in the digital asset ecosystem, including companies that support such activities.

On July 18, 2025, the Guiding and Establishing National Innovation for U.S. Stablecoins Act (the "GENIUS Act") was passed and signed into law in the United States, which establishes a federal regulatory framework governing the issuance and oversight of "payment stablecoins" that are designed to be used as a means of payment and settlement. The GENIUS Act provides licensing, reserve, disclosure and supervisory requirements for stablecoin issuers and related market participants and specifies the circumstances under which such digital assets would not be treated or regulated as securities. Although our business does not involve the issuance of stablecoins, the enactment of the GENIUS Act may affect the broader digital asset ecosystem and could indirectly impact the markets in which we operate. More recently, the Digital Asset Market Clarity Act of 2025 (the "CLARITY Act") passed the U.S. House of Representatives and is currently under consideration in the U.S. Senate. If passed in its current form, the CLARITY Act would grant the CFTC jurisdiction and regulatory authority with respect to "digital commodities," including by establishing new registration and compliance requirements for digital commodity exchanges, brokers, and dealers. If passed, the CLARITY Act could impose additional regulatory requirements on companies holding digital assets as well as their asset managers.

Regulations may substantially change in the future, and it is not possible to predict how new regulations will apply to our businesses, or when they will be effective. As the regulatory and legal environment evolves, we may become subject to new laws, further regulation by the SEC, CFTC, FinCEN or other federal, state or local agencies, which may affect our cryptocurrency datacenter operations and other related activities.

In addition, as we expand into the development and operation of AI and HPC workloads, we may become subject to various laws, ordinances and regulations in the United States and internationally. Governments and regulatory bodies are actively considering measures to address the responsible development, deployment and use of AI systems, including frameworks and policies related to transparency, accountability, fairness, robustness, safety and human oversight. Regulatory authorities that have issued or are evaluating such measures include the Federal Trade Commission, the National Institute of Standards and Technology, the Department of Commerce, and state and municipal regulators. Such measures may impact our business and ongoing efforts to expand into the AI and HPC markets. In addition, evolving federal and state energy efficiency, environmental and climate-related regulatory frameworks may impose requirements on large-scale datacenter operations, including reporting, emissions standards and demand-side management obligations. We are monitoring evolving federal, state, local and international policies that could impact AI and HPC datacenter operations, including energy usage and efficiency mandates, data privacy, property and zoning regulations, and reporting and disclosure requirements.

For additional discussion regarding our belief about the potential risks existing and future regulation pose to our business, see "*Risk Factors—Risks Related to Our Business*" herein.

Regulations Applicable to Power Generation Business

We operate our electricity generating business subject to the following regulatory regimes:

<u>*The New York State Public Service Commission*</u>

Greenidge, Greenidge Generation Holdings LLC ("GGH") and Greenidge Generation are each defined as "electric corporations" subject to regulation by the PSC under New York's Public Service Law. The PSC regulates both the issuance by electric corporations of "stocks, bonds and other evidence of indebtedness" and the purchase and sale of either the assets of or the ownership interests in electric corporations.

Greenidge Pipeline and Greenidge Pipeline Properties Corporation are "gas corporations" subject to regulation by the PSC under New York's Public Service Law. The PSC regulates both the issuance by gas corporations of "stocks, bonds and other evidences of indebtedness" and the purchase and sale of either the assets of or the ownership interests in gas corporations. Greenidge Pipeline and Greenidge Pipeline Properties Corporation operate their approximately 4.6 -mile gas pipeline under the terms of a certificate of environmental compatibility and public need issued by the PSC. The terms of that certificate govern the safe operation of the facility and minimization of the impacts of that facility on the environment.

Greenidge Generation currently has permission from the PSC to issue up to $50 million in "indebtedness," which may include non-voting stock. To the extent that Greenidge Generation seeks to issue more than $50 million in such instruments (net of the amount of any instruments already issued), approval must be obtained from the PSC. Issuances of any such instruments by Greenidge Generation do not require the PSC's prior approval, as long as the power generating assets held by Greenidge Generation are not pledged as security under those instruments. Currently these power-generating assets are not pledged as security under any of our outstanding debt agreements.

The PSC has established a rebuttable presumption that a third party that is not itself an electric or gas corporation may purchase up to 10% of the ownership interests in an electric corporation without: (1) requiring PSC approval; or (2) becoming an electric corporation itself. This presumption may be rebutted if the facts demonstrate that an entity holding less than 10% of the ownership interests in an electric corporation is nonetheless controlling the day-to-day operations of that electric corporation. Acquisition of more than 50% of the ownership interests in an electric corporation will require PSC approval and will make the acquiring entity an electric corporation itself. Acquisitions between 10% and 50% are reviewed by the PSC on a case-by-case basis.

One exception to these requirements is that an electric or gas corporation that is under common ownership with one or more other entities may be merged with such other entities without requiring PSC approval, provided that such transaction does not result in any change in the ultimate ownership of the public utility in question.

<u>*The Federal Energy Regulatory Commission*</u>

Greenidge Generation is a public utility subject to regulation by FERC under the Federal Power Act (the "FPA"). Like the PSC, FERC regulates both the issuance of securities and the purchase and sale of assets and ownership interests in public utilities. The FPA generally:

1. Limits public utilities from selling, leasing or otherwise disposing of facilities with a value in excess of $10 million and used for wholesale sales of electric energy or electric transmission ("Jurisdictional Facilities") without the prior authorization of FERC, and dispositions resulting in a direct or indirect change of control over a public utility generally require prior FERC authorization.

2. Prohibits a public utility from merging or consolidating Jurisdictional Facilities with any other public utility's Jurisdictional Facilities with a value in excess of $10 million, without prior FERC authorization.

3. Requires FERC authorization before a public utility may acquire any security with a value in excess of $10 million of any other public utility.

4. Requires FERC authorization before a public utility may acquire or lease a generation facility with a value in excess of $10 million.

5. Requires FERC approval before a holding company in a system which includes an electric transmission or generation company may acquire any security with a value in excess of $10 million of an electric transmission or generation company or a holding company with a value in excess of $10 million.

6. Requires FERC authorization before a holding company in a system which includes an electric transmission or generation company may merge or consolidate with an electric transmission or generation company or a holding company with a value in excess of $10 million.

The FPA also requires reporting of certain asset sales which do not otherwise require FERC authorization. FERC approval would also be required in advance of a disposition or change of control over Greenidge through the sale of shares.

FERC has granted Greenidge Generation blanket authorization to issue securities and assume obligations or liabilities as guarantor, endorser, surety, or otherwise in respect of any security of another person; provided that such issue or assumption is for some lawful object within the corporate purposes of Greenidge Generation, compatible with the public interest, and reasonably necessary or appropriate for such purposes. FERC also administers PUHCA, which imposes certain record keeping and records access requirements on public utility holding companies. We are a public utility holding company but have received an exemption from such record keeping and records access requirements. Any entity acquiring more than 10% of the voting securities of either us or Greenidge Generation is likely to be regarded by FERC as a public utility holding company. Such entities can obtain an exemption from such record keeping and records access requirements if they are able to demonstrate that they are not affiliated with any jurisdictional utility that has captive customers, and that they do not own commission-jurisdictional transmission facilities or provide commission-jurisdictional transmission services and that they are not affiliated with persons that own such facilities or provide such services.

Although the gas pipeline owned and operated by Greenidge Pipeline transports gas supplies flowing in interstate commerce, it is regulated by the PSC rather than by FERC because all of the pipeline's facilities are located in, and all of the gas it delivers is consumed in, New York State and its rates are regulated by the PSC. Accordingly, no FERC approvals are required for any financing or transfers of ownership interests in Greenidge Pipeline.

Because Greenidge Pipeline operates exclusively as a provider of delivery services for gas supplies owned by others, it is not a "gas utility company" under PUHCA which expands the authority of FERC to oversee transactions and other financial activities of public utility holding companies through grants of access to those companies' books and records. As a result, purchasers directly or indirectly acquiring 10% or more of the voting securities of Greenidge Pipeline would not become subject to FERC recordkeeping and records access requirements of that law. Any such acquisition should be reviewed under FPA Section 203 and the NYPSL Section 70 to determine if an authorization is needed in advance of the transaction.

In addition, we, GGH, and Atlas and certain of its affiliates are all holding companies under the PUHCA, which is also administered by FERC. Each of these entities has filed a Notice with FERC of their exemption from the books and record-keeping requirements of PUHCA and are therefore not subject to those requirements.

A failure to comply with FERC regulatory requirements can result in penalties and in extreme cases, action to unwind a transaction or to impose criminal sanctions. See "*Risk Factors—Risks Related to Our Business—Risks Related to our Datacenter and Power Generation Operations*" for further details.

The New York State Independent System Operator

So long as Greenidge Generation remains the owner of the New York Facility, we expect that no approvals from the NYISO should be required for any restructuring of the ownership of us or Greenidge Generation. In the event of a transfer of ownership of its facility to a new owner, the interconnection agreement with the NYISO and NYSEG currently held by Greenidge Generation can be assigned to the new owner, so long as the assignee in such a transaction directly assumes in writing all rights, duties and obligations arising under that agreement and agrees to comply with all of the NYISO's applicable market rules.

Yates County Industrial Development Agency

Both Greenidge Generation and Greenidge Pipeline have lease/leaseback relationships in place with the Yates County Industrial Development Agency, which relationships also include a payment in lieu of tax agreement. Consent of the Yates County Industrial Development Agency would be required for both Greenidge Generation and Greenidge Pipeline for any type of merger, consolidation or change of control, which consent must be obtained prior to completion of such transaction.

The New York State Department of Environmental Conservation

The operations of each of Greenidge Generation and the landfill owned by another subsidiary of Greenidge, Lockwood Hills LLC ("Lockwood Hills"), are subject to numerous New York State Department of Environmental Conservation ("NYSDEC") and U.S. Environmental Protection Agency (the "EPA") regulations and requirements. Lockwood Hills operates a landfill and leachate management facility (the "Landfill"). Most of the EPA requirements that Greenidge Generation and Lockwood Hills are subject to are delegated to the NYSDEC and are regulated through permits issued by NYSDEC. Future laws or regulations may require the addition of environmental controls or impose restrictions on Greenidge Generation and Lockwood Hills operations, which could affect our operations.

Complying with environmental laws often involves significant capital and operating expenses. See "*Risk Factors—Risks Related to Our Business—Risks Related to Our Business Generally*" *and "—Risks Related to our Datacenter and Power Generation Operations*" for further details.

Permits

Greenidge Generation's operations are subject to the following NYSDEC-issued permits: Clean Air Act Title IV and Title V permits, Clean Water Act SPDES, and New York State Water Withdrawal Permit. Greenidge Generation also holds a Petroleum Bulk Storage registration issued by NYSDEC, which includes requirements applicable to the petroleum storage tanks located at the facility. The Landfill is subject to the following NYSDEC-issued permits: SPDES Permit and Part 360 Solid Waste Management Permit.

Air

The Clean Air Act Title IV and Title V permits authorize Greenidge Generation to fire natural gas (with up to 19% biomass co-firing) to produce electricity in accordance with the requirements of these permits. These permits regulate air emissions associated with our operations and include all applicable Clean Air Act and New York State requirements. Greenidge Generation is also subject to the RGGI, which is a multi-state cap and trade program for carbon dioxide emissions that requires Greenidge Generation to purchase one RGGI allowance for every ton of CO2 emitted from the New York Facility. RGGI allowances are offered in quarterly auctions and are available from third parties. In 2019, New York State passed the Climate Leadership and Community Protection Act ("CLCPA"), which requires the NYSDEC and PSC to promulgate regulations and programs for the state to meet greenhouse gas emission reduction requirements and targets. NYSDEC and PSC have not fully implemented the CLCPA.

In June 2022, NYSDEC denied Greenidge Generation's application to renew the Title V Air Permit for the New York Facility, and that denial was affirmed by NYSDEC's Regional Director for Region 7 on May 8, 2024. Greenidge Generation subsequently commenced an Article 78 proceeding, and on November 14, 2024 the New York Supreme Court, Yates County, annulled NYSDEC's denial and remanded the matter for further proceedings, after which Greenidge Generation filed a notice of appeal with the Appellate Division of the Supreme Court of the State of New York, Fourth Judicial Department, and administrative proceedings resumed before NYSDEC. On November 7, 2025, Greenidge Generation entered into a Stipulation of Settlement (the "Stipulation") with NYSDEC to resolve the ongoing administrative and judicial proceedings concerning renewal of the Title V Air Permit for the New York Facility consistent with the CLCPA. Pursuant to the Stipulation, Greenidge Generation submitted an application (the "Application") supplementing the renewal application to incorporate agreed greenhouse gas ("GHG") emissions limits and related monitoring and reporting requirements. NYSDEC agreed to process the Application and issue a draft five-year Title V permit modification and renewal (the "Draft Title V Permit"), which we expect will be issued in 2026 and will be subject to public notice and comment and review by the EPA. Following completion of the administrative process and withdrawal of Greenidge Generation's pending appeal before the Fourth Department, NYSDEC is expected to issue a final Title V Air Permit consistent with the Stipulation. See Note 10, "*Commitments and Contingencies—Legal Matters*" for further details.

Water

The New York Facility is subject to SPDES and Water Withdrawal permits issued by NYSDEC for five-year terms, which include state and federal requirements applicable to withdrawal of water from Seneca Lake and discharge of process and stormwaters from the New York Facility to the Keuka Lake Outlet and Seneca Lake. A request for renewal has been made prior to the expiration of these permits and has been deemed timely and sufficient by NYSDEC. This allows uninterrupted operation of the New York Facility under the State Administrative Procedures Act. In September 2022, NYSDEC modified our SPDES permit which granted an extension to install Best Technology Available for cooling water intake structures. We completed the installation of the Best Technology Available and began successful operation in January 2023.

The Landfill, which is located approximately 0.4 miles from the Greenidge Generation facility, discharges stormwater and treated leachate to the Keuka Lake Outlet in accordance with a SPDES permit issued by NYSDEC. A reissued SPDES permit was completed in May 2022. This permit establishes effluent limitations and sampling frequency for both stormwater and leachate discharges from the Landfill and specifies a monitoring and reporting structure to the NYSDEC. This permit is valid until June 2027.

Waste

The Landfill is also subject to a Part 360 Solid Waste Management Facility permit issued by NYSDEC. An application to renew and modify the Part 360 permit was submitted in August 2020 to NYSDEC, and NYSDEC continues to review the application. Due to the operations of the previous owners of the Lockwood Hills landfill, in 2015 NYSDEC alleged that the then-existing Leachate Pond was causing exceedances of New York State groundwater standards. Lockwood Hills entered into a Consent Order with the NYSDEC in 2015, which required remediation of the leachate pond, and installation of a liner and treatment system. The work required by the Consent Order was completed in 2019 as required, and NYSDEC approved of the construction report on July 6, 2020. Applications for modification of the SPDES and Part 360 permits to reflect the implementation of the consent order, which are the final requirements of the consent order, were timely submitted to NYSDEC. During the fourth quarter of 2023, we received a request for additional information from NYSDEC which we are currently in the process of gathering to facilitate the processing of our permit renewal applications. Lockwood Hills is subject to EPA's Coal Combustion Residuals Rule (the "CCR Rule"), as a coal combustion residual ("CCR") landfill. In accordance with the requirements of the CCR Rule, Lockwood Hills has prepared required plans and documents and hosts a publicly available website that makes certain documents available to the public. Our communications with EPA with respect to the Landfill and continued CCR compliance requirements remain ongoing. On September 15, 2025, Lockwood Hills entered into a Consent Agreement and Final Order with EPA relating to certain historical compliance matters associated with the Landfill. Under the settlement, Lockwood Hills agreed to implement certain groundwater monitoring and reporting measures and to pay a civil penalty of $0.1 million. Lockwood Hills continues to undertake compliance efforts consistent with the requirements of the settlement and applicable CCR regulations.

Greenidge Generation is also subject to the CCR Rule, which requires that the onsite CCR surface impoundment associated with previous coal-fired operation of the New York Facility, be closed. Greenidge Generation has also prepared the CCR Rule documents associated with closure, and has a publicly available website that makes certain documents available to the public as required by the rule. We have evaluated the impact of the CCR Rule on our consolidated financial position, results of operations and cash flows and have accrued environmental liabilities under the rule based on current estimates. On January 9, 2024, Greenidge Generation entered into a Consent Agreement and Final Order with EPA wherein we were required to pay a civil fine in the amount of $0.1 million and to cease receipt of waste into the onsite CCR surface impoundment in accordance with the timeframes and extensions set forth in the CCR Rule. Greenidge Generation continues to undertake compliance efforts consistent with the requirements of the settlement and applicable CCR regulations.

Environmental Liability

As required by the NYSDEC, landfills are required to establish and maintain financial assurance mechanism to cover closure, post-closure care, and related expenses. The purpose of the financial assurance mechanism is to ensure the amount of funds assured is sufficient to cover the costs of landfill closure, post-closure care, custodial care, and, if necessary, corrective measures for known releases when needed. The financial assurance amount is based on written estimates, in current dollars, of the cost of hiring a third party to perform the work. The NYSDEC has allowed Atlas and its affiliates to satisfy this financial assurance obligation by maintaining a letter of credit guaranteeing the payment of the landfill liability. As of December 31, 2025, the letter of credit amount was approximately $5.0 million, which guaranteed the payment of a portion of the landfill liability. In addition to the letter of credit, Greenidge contributed $1.3 million into a trust established

with NYSDEC as the beneficiary to cover the remainder of the landfill surety requirement. As of December 31, 2025, we have an environmental liability of $13.7 million associated with the Lockwood Hills Landfill.

CCRs are subject to federal and state regulations. Most of our obligations associated with CCR are for the closure of a coal ash pond. The Landfill is in compliance with the CCR requirements applicable to CCR landfills and is not required to close. With regards to our coal ash pond, in accordance with federal law and Accounting Standards Codification ("ASC") 410-20, Environmental Liabilities, we have an environmental liability of $17.3 million as of December 31, 2025.

During the year ended December 31, 2025, we recognized a charge of $0.4 million for the remeasurement of environmental liabilities as a result of an update in the cost estimates associated to CCR liabilities related to the Lockwood landfill and the CCR impoundment as part of our continuing evaluation of the site.

On September 15, 2025, Lockwood Hills entered into a Consent Agreement and Final Order with EPA relating to certain historical compliance matters associated with the Landfill. Under the settlement, Lockwood Hills agreed to implement certain groundwater monitoring and reporting measures and to pay a civil penalty of $0.1 million. Lockwood Hills continues to undertake compliance efforts consistent with the requirements of the settlement and applicable CCR regulations.

Corporate History and Structure

In 2014, Atlas formed GGH and purchased all of the equity interests in Greenidge Generation, which owned an idled power plant in Torrey, New York. Following the purchase, a project was commenced to convert the power plant from coal to natural gas. This included securing the right of way and constructing a 4.6-mile natural gas pipeline which we now own and operate. In May 2017, the transformed power plant commenced operations with a total generation capacity of approximately 106 MW.

After the completion of a successful pilot program in 2019, we commenced cryptocurrency datacenter operations in January 2020.

In January 2021, GGH completed a corporate restructuring, pursuant to which Greenidge was incorporated in the State of Delaware on January 27, 2021. On January 29, 2021, we entered into an asset contribution and exchange agreement with the owners of GGH, pursuant to which we acquired all of the ownership interests in GGH in exchange for 700,000 shares of our common stock. As a result of this transaction, GGH became a wholly owned subsidiary of Greenidge Generation Holdings Inc ("GGHI").

On September 14, 2021, we acquired Support.com pursuant to an agreement and plan of merger (the "Support Merger") and, as a result, it began to operate as our wholly owned subsidiary. Subsequent to the Support Merger, our shares of Class A common stock were listed on The Nasdaq Global Select Market and began trading under the symbol "GREE," which is the current trading symbol of our Class A common stock.

Available Information

Our website is located at www.greenidge.com. Information on our website does not constitute a part of this Annual Report. Our goal is to maintain our website as a portal through which investors can access pertinent information about us, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, and any other reports, after we file them with the SEC. The public may obtain a copy of our filings, free of charge, through our corporate internet website as soon as reasonably practicable after we have electronically filed such material with, or furnished it to, the SEC. Additionally, these materials, including this Annual Report and the accompanying exhibits are available from the SEC's website http://www.sec.gov.

ITEM 1A. RISK FACTORS.

In evaluating our company and our business, you should carefully consider the risks and uncertainties described below, together with the other information in this Annual Report, including our consolidated financial statements and the related notes and in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations." The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on our business, reputation, revenue, financial condition, results of operations and future prospects, in which case the market price of our common stock could decline. Unless

otherwise indicated, reference in this section and elsewhere in this Annual Report to our business being adversely affected, negatively impacted or harmed will include an adverse effect on, or a negative impact or harm to, our business, reputation, financial condition, results of operations, revenue and our future prospects. The material and other risks and uncertainties summarized above in this Annual Report and described below are not intended to be exhaustive and are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below. Certain statements in the Risk Factors below are forward-looking statements. See the section titled "Cautionary Statement Regarding Forward-Looking Statements."

Our business is subject to numerous risks and uncertainties, which illuminate challenges that we face in connection with the successful implementation of our strategy and the growth of our business. Our business, prospects, financial condition or operating results could be harmed by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial.

Risks Related to Our Business

General Risks

Management has concluded that there is substantial doubt about our ability to continue as a going concern, as our current projected operating cash flows are not sufficient in the near term to satisfy our short-term debt obligations, including the October 2026 maturity of certain of our senior unsecured indebtedness, and we may not be successful in our debt restructuring efforts. Accordingly, an investment in our common stock is highly speculative and investors could suffer a total loss of their investment.

The ability to meet our existing short-term debt obligations, including the October 2026 maturity of certain of our senior unsecured indebtedness, is dependent upon our ability to successfully execute on our debt restructuring efforts, generate profitable operations and/or obtain necessary financing to meet our obligations when they come due. Our ability to obtain such financing from potential lenders is, in turn, dependent in part on our ability to generate or demonstrate a path to sustainable operating cash flows. Although our cash flow projections indicate that we will have sufficient liquidity to meet our cash requirements through the third quarter of 2026, such cash flows will not be sufficient to satisfy debt payments due in October 2026, including the remaining $36.7 million aggregate principal amount of the Senior Notes (see Note 5, "*Debt*").

During the years ended December 31, 2024 and 2025, we took certain actions to improve our liquidity, including divesting certain non-core assets located in South Carolina and Mississippi, entering into privately negotiated exchange agreements, completing public tender/exchange offers pursuant to which we repurchased outstanding Senior Notes for cash or exchanged them for a new series of 10.00% Senior Notes due 2030 (the "New Notes"), conducting open market debt repurchases and raising capital through equity financing. See "*Business—Corporate History and Structure*," and "*Management's Discussion and Analysis of Financial Condition and Results of Operations —Liquidity and Capital Resources*." While we continue to pursue strategies to improve liquidity, we can provide no assurance that these efforts will be successful.

In addition, our ability to successfully implement debt restructuring efforts to resolve our near-term debt obligations could be negatively impacted by other items outside of our control which may negatively impact our operating cash flows, including significant decreases in the price of bitcoin, regulatory changes concerning cryptocurrency or AI and HPC datacenters, increases in energy costs or broader macroeconomic conditions. Our operating cash flows are affected by several factors including the price of bitcoin and cost of electricity and natural gas and emissions credits, in addition to our ability to obtain and comply with required permits and licenses, including the Title V Air Permit for our New York facility. While this permit is subject to the Stipulation, it may still face legal challenges from third-party environmental groups (see Note 10, "*Commitments and Contingencies*"), which could adversely affect our operations and ability to generate operating cash flows sufficient to obtain necessary any financing we may require to meet our October 2026 debt obligations. As a result, management has concluded that there is substantial doubt about our ability to continue as a going concern for the next 12 months.

We may not have sufficient resources to repay our Senior Notes upon their maturity in October 2026, and the incurrence of additional indebtedness, including the issuance of our New Notes, increases the risks we face in meeting our debt obligations.

As of December 31, 2025, we had $36.7 million and $2.3 million in aggregate principal amount of our Senior Notes and New Notes outstanding, respectively, excluding capitalized contractual interest payments, all of which was unsecured. Given our current financial condition and liquidity position, we may not have sufficient resources to repay the Senior Notes, in whole or in part, upon their maturity on October 31, 2026, and our ability to redeem or repurchase the Senior Notes prior to maturity is also uncertain. Any failure to repay or refinance the Senior Notes when due could result in a default under the Senior Notes and the acceleration of our indebtedness, and could materially and adversely affect our liquidity and financial condition, potentially requiring us to pursue restructuring alternatives, including bankruptcy, dissolution or liquidation.

In addition, the indentures governing the Senior Notes and the New Notes do not limit the amount of indebtedness that we or our subsidiaries may incur. As a result, we and our subsidiaries may be able to incur significant additional indebtedness, which would increase the risks associated with our debt obligations and could impair our ability to meet the repayment obligations under both the Senior Notes and the New Notes. If we incur any additional debt that is secured, the holders of such debt will be entitled to share in the proceeds distributed in connection with any enforcement against the collateral or an insolvency, liquidation, reorganization, dissolution, or other winding-up of the applicable obligor prior to applying any such proceeds to the Senior Notes and the New Notes.

An active trading market for our New Notes may not be sustained, which could limit the market price of the New Notes or holders' ability to sell them.

As of December 31, 2025, we had issued $2.3 million in aggregate principal amount of New Notes. We have submitted an application to list the New Notes on the OTC Markets platform and facilitate trading; however, such listing is subject to review and approval by OTC Markets and the Financial Industry Regulatory Authority ("FINRA"), and there can be no assurance that the New Notes will be approved for trading. Even if approved, we cannot provide any assurances that an active trading market for the New Notes will develop or be maintained or that holders will be able to sell their New Notes. If a market does develop, the New Notes may trade at prices that are lower than their initial offering price, depending on prevailing interest rates, the market for similar securities, our credit ratings, general economic conditions, our financial condition, performance and prospects and other factors. Accordingly, we cannot assure holders that a liquid trading market for the New Notes will be sustained, that holders will be able to sell their New Notes at a particular time or that the price holders receive when they sell will be favorable. To the extent an active trading market is not sustained, the liquidity and trading price for the New Notes may be harmed. Accordingly, holders may be required to bear the financial risk of an investment in the New Notes for an indefinite period of time. In addition, there may be a limited number of buyers when holders decide to sell their New Notes. This may affect the price, if any, offered for their New Notes or holders ability to sell their New Notes when desired or at all.

We may need to raise additional capital to grow our business and may not be able to do so on favorable terms, if at all. Future issuances of equity or debt securities may adversely affect the value of our common stock.

We may need to raise additional capital in the future to, among other things, expand our operations, pursue our growth strategies, respond to competitive pressures, meet working capital needs or reduce outstanding debt obligations. We may not be able to obtain additional debt or equity financing on favorable terms in the future, if at all, which could impair our ability to execute on our business plan and adversely affect our existing operations.

If we conduct an equity offering, to raise capital or to take advantage of strong capital markets, our stockholders may experience significant dilution of their ownership interests, and the per share value of our Class A common stock could materially decline. See "*Risks Related to the Ownership of Our Securities—Our issuance of a significant number of additional shares of Class A common stock in connection with any future financings, acquisitions, investments, commercial arrangements, under our stock incentive plans, or otherwise will dilute all other shareholders and our stock price could decline as a result.*"

Furthermore, if we engage in further debt financing, the holders of debt likely would have priority over the holders of our common stock, including the Class A common stock, with respect to order of payment. Upon a bankruptcy or liquidation, holders of any such debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of Class A common stock.

Moreover, if we issue preferred stock in the future, the holders of such preferred stock could also be entitled to preferences over holders of Class A common stock in respect of the payment of dividends and the payment of liquidating distributions. Further, such securities could require us to accept terms that restrict our ability to incur additional

indebtedness, take other actions including terms that require us to maintain specified liquidity or other ratios that could otherwise not be in the interests of our stockholders.

We cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings.

We have incurred operating losses throughout our growth. If we are unable to sustain greater revenues than our operating costs and support our expansion plans, we may continue to experience operating losses, which would continue to negatively impact our results of operations, strategy and financial performance.

We have experienced recurring losses from operations since we began bitcoin mining in 2019. Bitcoin and energy pricing and cryptocurrency datacenter economics are volatile and subject to uncertainty, which has resulted in operating losses during certain periods in our corporate history. Our current strategy will continue to expose us to the numerous risks and volatility associated with the cryptocurrency datacenter and power generation sectors, including fluctuating bitcoin to U.S. dollar prices, the profitability of our hosting arrangement with NYDIG, the number of market participants mining bitcoin, the availability of other power generation facilities to expand operations and regulatory changes.

If, among other things, the price of bitcoin does not improve, mining economics do not return to increased profitability, or we are unable to generate profits by entering into other potential business ventures, we will continue to incur losses. Such losses could be significant as we incur costs and expenses associated with recent investments and potential future acquisitions, as well as legal and administrative related expenses. While we are closely monitoring our cash balances, cash needs and expense levels, significant expense increases may not be offset by a corresponding increase in revenue or a significant decline in bitcoin prices could significantly impact our financial performance. Due to our current projected operating cash flows being insufficient in the short and long term to meet our short-term and long-term debt obligations, an investment in our common stock is highly speculative. See "*General Risks—Because our current projected operating cash flows are not sufficient in the long term to meet our current long-term debt obligations, an investment in our common stock is highly speculative. Holders of our common stock could suffer a total loss of their investment*."

Our strategy to expand into AI and HPC datacenter development may not be successful and could adversely affect our existing operations and financial condition.

We are evaluating opportunities to develop datacenter infrastructure capable of supporting AI and HPC workloads. These markets are highly competitive and rapidly evolving, and our ability to successfully develop or participate in such projects will depend on a number of factors, including access to sufficient power capacity, availability of capital, the ability to secure customers or strategic partners, technical and operational expertise, regulatory and land use approvals, and the development of suitable sites and infrastructure. If we are unable to successfully execute this strategy, our anticipated growth opportunities may not materialize.

The development of AI and HPC infrastructure may also require significant capital investment and could affect the timing of our cash flows. AI and HPC datacenters typically require substantial upfront capital expenditures for infrastructure, equipment and site development, while revenues from hosting, leasing or related services generally materialize only after construction completion and customer onboarding. As a result, there may be a delay between capital investment and revenue generation, which could increase our short-term liquidity needs. We may need to seek additional financing through debt, equity or other sources to support these investments or to preserve liquidity during periods of market volatility, which may not be available on favorable terms or at all.

In addition, allocating resources to support AI and HPC initiatives may divert capital, personnel, infrastructure and power capacity from our existing bitcoin mining operations. In particular, the use of available power capacity for AI and HPC workloads may reduce the power available for bitcoin mining, which is a highly competitive and capital-intensive industry. As a result, we may be unable to expand our deployed hashrate at the pace of our competitors, potentially diminishing our market share and profitability. Expanding into AI and HPC may also increase operational complexity and place additional demands on our management, technical and support teams.

Furthermore, our AI and HPC business strategy may not perform as anticipated. The success of such initiatives may be affected by factors including the reliability and timing of power supply, supply chain disruptions (including labor availability), tariffs or trade restrictions, technological changes, the existing regulatory environment and changes thereto (including increased public opposition to datacenter projects), and our ability to develop or retain specialized expertise

required to operate AI and HPC infrastructure. If we are unable to successfully develop and operate AI and HPC datacenter projects, our business, financial condition, results of operations and prospects could be adversely affected.

Our potential expansion into AI and HPC datacenter development would expose us to supply, pricing, performance and export-control risks associated with specialized hardware, networking and software ecosystems.

We are evaluating opportunities to develop or participate in infrastructure supporting AI and HPC workloads. If we pursue such opportunities, we would be required to procure and deploy specialized hardware, including advanced accelerators (such as high-end GPUs or custom AI chips), as well as high-performance networking and compatible software stacks. These components are subject to global supply constraints, long lead times and pricing volatility.

If we enter this market, we would likely depend on a limited number of suppliers and original equipment manufacturers for critical components. Any disruption in supply, allocation decisions favoring larger or more established customers, manufacturing or packaging issues, or delays in delivery could impair our ability to timely develop or scale AI/HPC infrastructure. In addition, export controls, trade restrictions, or other regulatory measures affecting advanced computing technologies could limit our ability to procure necessary equipment or serve certain customers. As a result, any expansion into AI/HPC infrastructure could require significant capital expenditures, expose us to increased operational and regulatory risks, and may not be successful, which could materially and adversely affect our business, financial condition and results of operations.

<u>Risks Related to Our Business Generally</u>

We are exposed to customer concentration risk, substantially dependent on our sole hosting services customer, and exposed to counterparty nonperformance risk for our hosting arrangement.

We currently are substantially dependent on our sole hosting services customer to generate most of our revenue, which exposes us to the risk of nonperformance by such customer, whether contractual or otherwise. The nonperformance of our hosting services customer would have a material impact on our liquidity and ability to operate the business. Risk of nonperformance includes inability or refusal of a counterparty to perform because of a counterparty's financial condition and liquidity or for any other reason. See "*Business—Overview—Hosting Agreements*" for further details. Any significant nonperformance by our customer, could have a material adverse effect on our business, prospects, financial condition, and operating results.

Our success depends on external factors in the cryptomining industry.

The cryptomining industry is subject to various risks which could adversely affect our ability to continue to operate our business, including, but not limited to:

- ongoing and future government or regulatory actions that could effectively prevent mining operations, with little to no access to policymakers and lobbying organizations in many jurisdictions;

- a degree of uncertainty about cryptoassets' status as a "security," a "commodity," or a "financial instrument" in certain jurisdictions that may subject cryptomining industry to regulatory scrutiny, investigations, fines, and other penalties;

- banks or financial institutions may close the accounts of businesses engaging in cryptoasset-related activities as a result of compliance risk, cost, government regulation, or public pressure;

- use of cryptoassets in the retail and commercial marketplace is limited;

- extreme volatility in the market price of cryptoassets that may harm our customer's financial resources, ability to meet its contractual obligations to us, or cause it to reduce or cease mining operations;

- use of a ledger-based platform may not necessarily benefit from viable trading markets or the rigors of listing requirements for securities, creating higher potential risk for fraud or the manipulation of the ledger due to a control event;

- concentrated ownership, large sales of cryptoassets, or distributions or redemptions by vehicles invested in cryptoassets could have an adverse effect on the demand for, and market price of, such cryptoasset;

- the cryptomining industry could face difficulty adapting to emergent digital ledgers, blockchains, or alternatives thereto, rapidly changing technology or methods of, rules of, or access to, platforms;

- the number of cryptoassets awarded for solving a block in a blockchain decreasing due to the existing protocol or a fork thereof which may adversely affect the incentive to expend processing power to solve blocks and/or continue mining, and miners may not have access to resources to invest in increasing processing power when necessary in order to maintain the continuing revenue production of their mining operations;

- developments in mathematics or technology, including in digital computing, algebraic geometry and quantum computing, that could result in the cryptography used by the bitcoin blockchain becoming insecure or ineffective;

- intellectual property claims or claims relating to the holding and transfer of cryptoassets and source code, which, regardless of the merit of any such action, could reduce confidence in some or all cryptoasset networks' long-term viability or the ability of end-users to hold and transfer cryptoassets;

- contributors to the open-source structure of the cryptoasset network protocols are generally not directly compensated for their contributions in maintaining and developing the protocol and may lack incentive to properly monitor and upgrade the protocols;

- disruptions of the Internet on which mining cryptoassets is dependent;

- decentralized nature of the governance of cryptoasset systems, generally by voluntary consensus and open competition with no clear leadership structure or authority, may lead to ineffective decision making that slows development or prevents a network from overcoming emergent obstacles; and

- security breaches, hacking, or other malicious activities or loss of private keys relating to, or hack or other compromise of, digital wallets used to store cryptoassets could adversely affect the ability to access or sell cryptoassets or effectively utilize impacted platforms.

Such impacts to the cryptomining industry may also negatively affect our business, financial condition, operating results, liquidity, and prospects.

The bitcoin reward for successfully mining a block most recently halved in April 2024 and will continue to halve at predetermined intervals in the future, and bitcoin value may not adjust to compensate us for the reduction in the rewards we receive from our bitcoin mining efforts.

Bitcoin uses a proof-of-work consensus algorithm in which miners are rewarded with newly minted bitcoin for successfully adding a block to the blockchain. The reward for mining a block is cut in half at predetermined intervals, a process known as "halving," which is designed to regulate the total supply of bitcoin and mitigate inflation. For bitcoin, the reward was initially set at 50 bitcoin currency rewards per block, which was cut in half to 25 on November 28, 2012 at block 210,000, to 12.5 on July 9, 2016 at block 420,000, to 6.25 on May 11, 2020 at block 630,000, and most recently to 3.125 on April 19, 2024 at block 840,000. The next halving is expected to occur in Spring 2028. This process will continue until the total amount of bitcoin currency rewards issued reaches 21 million, which is expected to occur around the year 2140.

Halving reduces the amount of bitcoin miners receive for each successfully mined block, and our revenue from cryptocurrency mining is directly tied to these rewards. Historically, bitcoin's market price has experienced volatility around halving events, and we can provide no assurance that any future price change will be favorable or would compensate for the reduction in bitcoin mining rewards in connection with a halving. In addition, bitcoin mining revenue is affected by network difficulty, which adjusts approximately every 2,016 blocks based on total computational power on the network. If bitcoin prices do not rise sufficiently or if mining difficulty increases in a way that reduces our share of network rewards, the revenue we earn from our cryptocurrency datacenter operations could decline materially, which may reduce the incentive to continue bitcoin mining.

Any disruption in improving our existing assets for datacenter operations or potentially developing new datacenter sites may adversely affect our results of operations and financial performance.

We are actively evaluating opportunities to improve our existing assets for datacenter operations and develop additional sites to support cryptocurrency, AI and HPC workloads. These efforts may be delayed or hindered by a variety of factors, including challenges in obtaining suitable land to build new datacenter facilities, coordinating with local power suppliers, obtaining required permits and approvals, or engaging with local communities. Delays in any of these areas may negatively impact our construction timelines and budget or prevent completion of new datacenters entirely. Our ability to operate datacenters effectively depends on maintaining facilities that are technologically advanced, energy-efficient, properly climate-controlled and capable of supporting high-density computing workloads. Failure to achieve these operational standards could reduce efficiency, increase operating costs and negatively impact profitability. The development and operation of datacenters also requires substantial and reliable power. Any significant delays or interruptions in the supply of power needed to support expansion or new construction could disrupt project timelines and adversely affect our revenue growth, operational performance and profitability. In addition, unexpected increases in power costs, supply constraints or interruptions could negatively affect our financial results. We may also encounter challenges related to permitting, environmental compliance or community opposition, including potential disputes with local governments or residents, which could delay or prevent the development of new sites or the expansion of existing facilities. Further, any material delays, cost overruns or quality issues in connection with these projects could materially and adversely affect our business, financial condition, results of operations and strategic objectives. Our ability to manage these risks effectively will be critical to sustaining growth and maintaining profitability.

It may take significant time, expenditure, or effort for us to grow our business, including our datacenter operations, through acquisitions, and our efforts may not be successful.

The number of AI/HPC and other cryptocurrency datacenter companies has significantly increased in recent years. As we and other AI/HPC or cryptocurrency datacenter companies seek to grow capacity or access additional sources of electricity to power growing datacenter operations, the acquisition of suitable land with access to low-cost power or standalone electricity production facilities may become an attractive avenue of growth. Currently, we source most of our electricity for our cryptocurrency datacenter operations from our captive power generation facility located in Torrey, New York. If we determine to expand our operations, we may do so through the acquisition of additional powered land assets or electricity generating power plants. Attractive acquisition targets may not be available to us for a number of reasons, such as growing competition for attractive targets, economic or industry sector downturns, geopolitical tensions, regulatory changes, environmental challenges, increases in the cost of additional capital needed to close asset purchases or business combinations or operate targets post-acquisition or business combination. Our inability to identify and consummate acquisitions of attractive assets or targets could have a material and adverse impact on our long-term growth prospects, which could materially and adversely affect our results of operations, strategy, and financial performance.

Failure to successfully integrate assets we have acquired or may acquire in the future could negatively impact our business, financial condition, and results of operations.

Acquisitions, including, without limitation, of suitable land with access to low-cost power, are an important element of our growth strategy and the success of any acquisition we make depends in part on our ability to integrate the acquired assets and realize anticipated synergies and benefits. Integrating acquired assets may involve unforeseen difficulties, may require a disproportionate amount of our management's attention, and may require us to reallocate our resources, financial or otherwise.

For example, we may encounter challenges in the integration process such as difficulties associated with managing the resulting larger and more complex company, coordinating geographically dispersed operations, and our ability to deliver on our strategy going forward.

Further, our existing and any potential future acquisitions may subject us to increased costs and compliance burdens and new liabilities and risks, some of which may be unknown. Although we and our advisors conduct due diligence on the operations of assets we acquire, we can provide no assurance that we are aware of all liabilities associated with acquired assets. These liabilities, and any additional risks and uncertainties not known to us or that we may deem immaterial or unlikely to occur at the time of the acquisition, could negatively impact our future business, financial condition, and results of operations.

We can provide no assurance that we will ultimately be able to effectively integrate and manage the operations of any assets we have acquired or may acquire in the future or realize the anticipated synergies or benefits. The failure to successfully integrate such assets could have a material adverse effect on our financial condition and results of operations.

We experienced turnover in our senior operating personnel in 2024 and 2025. If we fail to retain key talent or are unable to attract and retain other qualified personnel, our results of operations, strategy, and financial performance could be adversely affected.

Our operations, strategy and business depend to a significant degree on the skills and services of our management team and senior operating personnel. In 2024 and 2025, we experienced turnover in our senior operating personnel. While we have taken steps to transition responsibilities, reallocate functions among existing personnel and recruit replacement talent, and utilize external consultants and independent contractors in the absence of such replacement talent, such turnover may result in a temporary loss of institutional knowledge and operational continuity, increased demands on remaining personnel and additional time and resources required to onboard and integrate new hires, which could adversely affect our ability to execute our strategy and maintain effective internal controls. However, we do not believe that such turnover has resulted in material disruption to our operations to date.

If we fail to execute an effective contingency or succession plan with the loss of any member of management or senior operating personnel, such loss may significantly disrupt our business, including our operations and strategic initiatives. Our future success also depends in large part on our ability to attract, retain, and motivate our management team and operating personnel. As we continue to develop and expand our operations, we may require personnel with different skills and experiences, including individuals with a sound understanding of our business and cryptocurrency, AI and HPC datacenter industries. The market for highly qualified personnel in the industries in which we operate is very competitive, and we may be unable to attract and retain such personnel. Our failure to attract, retain and effectively utilize such personnel could adversely affect our business, financial condition and results of operations.

We may face risks related to labor relations, including increased labor costs, operational constraints, or disruptions associated with our collective bargaining agreement.

In January 2025, we received a notice of petition filed with the National Labor Relations Board ("NLRB") by IBEW Local 10 seeking to represent certain employees at our New York Facility, including operators, maintenance technicians, crypto technicians and an electrical engineer. In February 2025, these employees voted to unionize. In February 2026, we entered into a four-year collective bargaining agreement with IBEW Local 10 covering such employees. While the collective bargaining agreement establishes the terms and conditions of employment for the covered employees, it may result in increased labor costs, limit our operational flexibility in managing the workforce, and require us to devote management resources to administering the agreement and responding to union-related matters. In addition, disputes may arise regarding the interpretation or application of the agreement, which could result in grievances, arbitration proceedings, or other labor-related claims. Although we have not experienced significant disruptions related to unionization as of the date of this Annual Report, labor relations matters could adversely affect our operations, productivity, and ability to meet operational objectives. Labor disputes, including potential work stoppages, strikes, or other job actions, could further disrupt our operations and negatively impact our relationships with employees and our ability to attract and retain personnel.

Cyberattacks and security breaches of our own or our third-party providers may disrupt or adversely impact our results of operations and financial condition, and damage our reputation or otherwise materially harm our business.

We rely on information technology systems across our operations to manage our business including, but not limited to, our accounting, finance, datacenter, and power operations. Our information technology is provided primarily through third-party cloud computing arrangements. Further, our business involves the use, processing, storage and transmission of information about customers, vendors, creditors and employees using such information technology systems. Our ability to effectively operate our business depends on the security, reliability and capacity of these systems.

Like most corporations, we have experienced cyberattacks, including phishing or ransomware attacks, from time to time, and we expect to be the target of such cyberattacks in the future. In October 2025, we became aware of a fraudulent scheme in which unknown third parties impersonated our company and attempted to solicit funds from members of the public through unauthorized communications and websites. Upon learning of this activity, we promptly issued a public warning on our website to alert potential victims and reported the matter to relevant authorities. Although this activity did

not involve a breach of our internal systems, such schemes may nevertheless cause confusion among customers, partners or investors and could negatively impact our reputation, brand and business relationships.

Failure to effectively prevent, detect and recover from security breaches, including attacks on information technology and infrastructure by hackers; viruses; breaches due to employee error or actions; or other disruptions could seriously harm our operations, as well as the operations of our customers and suppliers. Such serious harm can involve, among other things, misuse of our assets, business disruptions, loss of data, unauthorized access to trade secrets and confidential business information, unauthorized access to personal information, legal claims or proceedings, reporting errors, processing inefficiencies, negative media attention, reputational harm, loss of business, remediation and increased insurance costs, and interference with regulatory compliance. In the event of an attack, our costs and any impacted assets may not be partially or fully recoverable. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. In addition, certain types of attacks could harm us even if our systems are left undisturbed. For example, certain threats are designed to remain dormant or undetectable, sometimes for extended periods of time, or until launched against a target, and we may not be able to implement adequate preventative measures. To date, we have not experienced a material cyber-event. However, we have experienced, and expect to continue to experience, these types of cybersecurity threats and risks.

Our training and security measures designed to protect against cyberattacks, phishing, security breaches, and misappropriation or corruption of our systems, intentional or unintentional disclosure of confidential information, or disruption of our operations, may be insufficient to protect our technology infrastructure. As these threats continue to evolve, particularly around cybersecurity, we may be required to expend significant resources to enhance our control environment, processes, practices, and other protective measures. Despite these efforts, we may not be able to prevent cyberattacks and other security breaches and such events could materially and adversely affect our business, financial condition, and results of operations. In addition, some insurers are currently reluctant to provide cybersecurity insurance for cryptocurrency. Further, as the majority of our information technology involves third-party cloud-computing arrangements, a disruption occurring at one of those third-parties for the above risks, or other causes outside of our control, could materially and adversely affect our business, financial condition, and results of operations.

We have material environmental liabilities, and costs of compliance with existing and new environmental laws could have a material adverse effect on us.

We and our affiliates are subject to extensive environmental regulation by governmental authorities, including the EPA, and state environmental agencies such as the NYSDEC and/or attorneys general, and have material environmental liabilities, including a CCR liability of $17.3 million as of December 31, 2025 associated with the closure of a coal ash pond located on the New York Facility property and an environmental liability of $13.7 million as of December 31, 2025 associated with the Lockwood Hills Landfill. See "*Business—Governmental Regulation—Environmental Liability*" and Note 10, "*Commitments and Contingencies—Environmental Liabilities*," in the Notes to Consolidated Financial Statements. We may incur significant additional costs beyond those currently contemplated to comply with these regulatory requirements. If we fail to comply with these and future regulatory requirements, we could be forced to reduce or discontinue operations or become subject to administrative, civil, or criminal liabilities and fines.

In 2015, the EPA finalized the CCR Rule that establish technical requirements for the disposal of CCR. The EPA subsequently published revisions to the CCR Rule, effective November 8, 2024 (as amended, modified or supplemented, the "revised CCR regulations"). The revised CCR regulations impose certain compliance and other obligations on certain previously unregulated CCR sites. The revised CCR regulations require, among other things, electric utilities and independent power producers to investigate and identify previously unregulated CCR sites and demonstrate that the sites were closed in accordance with the closure performance standards in the CCR Rule. Pursuant to the revised CCR regulations, the required investigation is conducted in phases, and owners and operators may opt to submit the required facility evaluation reports for each of Phase 1 and Phase 2 concurrently on the Phase 2 deadline of February 9, 2027 enumerated in the revised CCR regulations. Any required closure obligation would commence on August 8, 2030, unless exceptions apply that would defer the closure obligation to a permitting process. In accordance with the revised CCR regulations, phased evaluations of the Lockwood Hills and Greenidge Generation facilities will be conducted to determine if any previously unregulated CCR sites must be addressed under the new regulation. We make no assurances as to the status of any CCR sites at either facility that could be subject to regulation under the revised CCR regulations.

Additionally, the EPA has recently finalized or proposed several regulatory actions establishing new requirements for control of certain air emissions from certain sources, including electricity generation facilities. In the future, the EPA may

also propose and finalize additional regulatory actions that may adversely affect our existing generation facilities or our ability to cost-effectively develop new generation facilities. We can provide no assurance that the currently installed emissions control equipment at the natural gas-fueled generation facilities owned and operated by us will satisfy the requirements under any future EPA or state environmental regulations. Future federal and/or state regulatory actions could require us to install significant additional emissions control equipment, resulting in potentially material costs of compliance for our generation units, including capital expenditures, higher operating and fuel costs, and potential production curtailments. These costs could have a material adverse effect on our results of operations and financial condition.

Existing environmental regulations could be revised or reinterpreted, new laws and regulations could be adopted or become applicable to us or our facilities, and future changes in environmental laws and regulations could occur, including potential regulatory and enforcement developments related to air emissions, all of which could result in significant additional costs beyond those currently contemplated to comply with existing requirements. Any of the foregoing could have a material adverse effect on our results of operations and financial condition.

We may not be able to obtain or maintain all required environmental regulatory approvals. For example, although we have entered into the Stipulation with NYSDEC regarding the renewal of our Title V Air Permit for the continued operation of the New York Facility, such renewal may become the subject of further administrative and state judicial proceedings brought by third-party environmental groups. There can be no assurance that our efforts to secure or maintain such approvals will be successful. If there is a delay in obtaining any required environmental regulatory approvals, if we fail to obtain, maintain, or comply with any such approval, or if an approval is retroactively disallowed or adversely modified, the operation of our generation facilities could be stopped, disrupted, curtailed, or modified or become subject to additional costs. Any such stoppage, disruption, curtailment, modification, or additional costs could have a material adverse effect on our results of operations and financial condition.

In addition, we may be responsible for any on-site liabilities associated with the environmental condition of facilities that we have acquired, leased, developed, or sold, regardless of when the liabilities arose and whether they are now known or unknown. In connection with certain acquisitions and sales of assets, we may obtain, or be required to provide, indemnification against certain environmental liabilities. Another party could, depending on the circumstances, assert an environmental claim against us or fail to meet its indemnification obligation to us. Such event could have an adverse effect on our results of operations and financial condition.

We have been, are currently, and may be in the future, the subject of legal proceedings, including governmental investigations, relating to our products or services.

We, or certain of our subsidiaries, have been named as a party to several lawsuits, government inquiries or investigations, and other legal proceedings, and may be named in additional ones in the future. Litigation may be time-consuming, expensive, and disruptive to normal business operations, and the outcome of litigation is difficult to predict. The ultimate outcome of litigation could have a material adverse effect on us and the trading price for our securities. Furthermore, litigation, regardless of the outcome, may result in significant expenditures, diversion of our management's time and attention from the operation of the business and damage to our reputation or relationship with third parties, which could materially and adversely affect our results of operations, strategy, and financial performance.

The cost of defense can be large as can any settlement or judgment in an action. Any of the foregoing could have a material adverse effect on our results of operations, strategy, and financial performance.

While we have multiple sources of revenue from our business and operations, our revenues are largely dependent on the single natural gas power generation facility that we operate. Any disruption to our single power plant would have a material adverse effect on our business and operations, as well as our results of operations and financial condition.

We operate a single source natural gas power generation facility in New York that presently comprises and supports the vast majority of our business and operations. While we realize multiple sources of revenue from our business and operations, our revenues are largely dependent on the continuing operation of our natural gas power generation facility in Torrey, New York. Power plants involve complex operations and equipment, much of which is subject to wear and tear in the normal course of operation. Further, equipment used in the operations of the power plant may also suffer breakdown or malfunction, physical disaster, and sabotage. Substantially all of our operations are operated with computer systems that may be subject to data security breaches, computer malfunction and viruses, and generally require continual software updates and maintenance. Repairing, replacing, or otherwise fixing or addressing any of these or other issues may require

the allocation of significant time, capital or other resources, such as technical capability, and during such period of time, we would be unable to operate our power plant and generate revenue. We may not have the adequate capital or other resources to fix or otherwise address these factors or issues in a timely manner or at all, and we may not have access to the necessary parts or equipment that are required to fix or otherwise address such factors or issues.

Some of the parts and equipment necessary to operate the power plant may require long lead-times in order to acquire, either due to availability, production time or cycles, shipping, or other factors, thereby making such parts or equipment difficult to acquire in a timely manner or on a cost-effective basis, if available at all. Any disruption to our power generation facility in New York would cause a suspension of revenue generating activity and would have a material adverse effect on our business and operations, as well as our results of operations and financial condition.

We maintain cash deposits in excess of federally insured limits. Adverse developments affecting financial institutions, including bank failures, could adversely affect our liquidity and financial performance.

We maintain domestic cash deposits in Federal Deposit Insurance Corporation ("FDIC") insured banks that exceed the FDIC insurance limits. We also maintain cash deposits in foreign banks where we operate, some of which are not insured or are only partially insured by the FDIC or similar agencies. Bank failures, events involving limited liquidity, defaults, non-performance, or other adverse developments that affect financial institutions, or concerns or rumors about such events, may lead to liquidity constraints. For example, on March 10, 2023, Silicon Valley Bank failed and was taken into receivership by the FDIC. At the time that Silicon Valley Bank failed, we maintained balances there in excess of the federal insured limit and also, through a subsidiary, processed payroll there. The failure of a bank, or other adverse conditions in the financial or credit markets impacting financial institutions at which we maintain balances, could adversely impact our liquidity and financial performance. We can provide no assurance that our deposits in excess of the FDIC or other comparable insurance limits will be backstopped by the U.S. or applicable foreign government, or that any bank or financial institution with which we do business will be able to obtain needed liquidity from other banks, government institutions, or by acquisition in the event of a failure or liquidity crisis.

We rely on a well-known U.S.-based third-party digital asset-focused custodian to safeguard our bitcoin, but our holdings are not insured by us and are not protected by the FDIC or SIPC.

Under the Coinbase Prime Broker Agreement, Coinbase covenants to hold our digital assets in segregated accounts, identifiable as belonging to us, with no rights, interest, or title in those assets. Cash, if any, would be placed in "for benefit of customers" accounts at U.S. insured depository institutions. Currently, we have no cash held with Coinbase and have no plans to do so. The agreement ensures our digital assets are not commingled with other holdings, other than to facilitate transfers (typically under 12 hours, but never more than 72 hours). While we believe this agreement offers reasonable protections, storing digital assets with any custodian involves risks. If Coinbase breaches its agreement, ceases operations, declares insolvency, or files for bankruptcy, our digital assets could be delayed or unrecoverable — even if held in segregated accounts. Insolvency laws regarding digital assets are still evolving. If our bitcoin were deemed part of the custodian's bankruptcy estate, we could be treated as general unsecured creditors, limiting or delaying our ability to recover assets. While Coinbase maintains limited insurance against certain losses like theft, this coverage is shared among all their clients — likely falling short of the total value of custodied assets. If our bitcoin is lost, stolen, or destroyed, recovery may be limited or unavailable, and any insurance proceeds would likely be insufficient. Losses could materially impact our financial condition and stock value. We currently do not have a backup custodian. If Coinbase were to cease operations or face insolvency, we would need to self-custody our digital assets using cold storage until a suitable replacement is found, which could disrupt our business. In the meantime, our mined bitcoin would continue accumulating in our proprietary wallet. Our limited rights of legal recourse and our lack of insurance protection over our bitcoin expose us and our stockholders to the risk of loss of our bitcoin for which there may be no adequate remedy.

We may not be able to compete effectively against other companies, some of whom have greater resources and experience.

We may not be able to compete effectively against present or future competitors. The cryptocurrency and AI/HPC datacenter industries have attracted various high-profile and well-established competitors, some of whom have substantially greater liquidity and financial resources than us. With the limited resources we currently have available, we may experience great difficulties in expanding and improving our network of computers, datacenter infrastructure or power capacity to remain competitive. In addition, new ways for investors and market participants to gain exposure to bitcoin and cryptocurrencies continue to emerge. For example, in January 2024, a decade after initial applications were filed, the SEC

approved a series of spot bitcoin exchange-traded products, which have since attracted substantial inflows. Competition from such financial products,as well as from existing and potential datacenter operators, cloud service providers and other energy-intensive computing companies, could result in our inability to secure acquisitions, partnerships and power contracts, and to successfully execute our business plan. In particular, competition for access to low-cost and reliable power, a critical input for both cryptocurrency mining and AI/HPC workloads, may intensify. If we are unable to compete effectively for such resources or deploy our infrastructure efficiently, our business, financial condition and results of operations could be negatively affected.

Risks Related to our Datacenter and Power Generation Operations

Our future success will depend significantly on the economics of bitcoin mining, including the price of bitcoin, the mining payouts we receive from third-party mining pools and the value of our bitcoin holdings, all of which are subject to change and may adversely affect our results of operations.

Our operating results will depend significantly on the economics of bitcoin. Specifically, our revenues from our cryptocurrency datacenter operations are based principally on two factors: (1) the amount of bitcoin we are able to mine, including the mining payouts we receive from third-party mining pools, which are based on our proportionate contribution of computational power relative to other participants; and (2) the market price of bitcoin. Declines in the fair market value of our bitcoin holdings would reduce the cash value we could realize if we sold our bitcoin, which could negatively impact our liquidity and financial position.

These factors are influenced by a number of variables, including network difficulty, total network hash rate, transaction fees, pool fee structures and periodic halving events that reduce the block reward. A decrease in the price of bitcoin, a reduction in mining payouts or changes in these network variables will result in a decrease in our revenues and could materially affect our financial performance.

Bitcoin prices have historically been highly volatile and may continue to fluctuate significantly due to factors such as market perception, investor demand, adoption as a means of payment, trading activity, competition from alternative cryptocurrencies, technological developments, macroeconomic conditions and regulatory actions, as well as other risks and uncertainties described in this Annual Report. While some retail and commercial outlets accept bitcoin as a means of payment, consumers' payment by bitcoin to such retail and commercial outlets remains limited. Conversely, a significant portion of bitcoin demand is generated by speculators and investors seeking to profit from the short- or long-term holding of bitcoin. Many industry commentators believe that bitcoin's best use case is as a store of wealth, rather than as a currency for transactions, and that other cryptocurrencies having better scalability and faster settlement times will better serve as currency. This could limit bitcoin's acceptance as transactional currency. A lack of expansion by bitcoin into retail and commercial markets, or a contraction of such use, may result in increased volatility or a reduction in the price of bitcoin, either of which could adversely affect our results of operations.

In addition, the economics of bitcoin mining are also affected by changes in network conditions. Network difficulty adjusts periodically based on the total computational power devoted to the network and may increase as more miners participate, which can reduce the amount of bitcoin earned per unit of computational power. In addition, periodic halving events reduce the block reward by 50%, and unless offset by increases in the market price of bitcoin or transaction fees, such reductions may materially decrease mining revenues.

As a result, our revenues and operating results may be subject to significant variability. Any sustained decrease in the price of bitcoin, increase in network difficulty, reduction in mining payouts, increase in competition or other adverse change in the economics of bitcoin mining could materially and adversely affect our business, financial condition and results of operations.

The properties utilized by us in our cryptocurrency datacenter and hosting operations may experience damage, including damage not covered by insurance.

Our current cryptocurrency datacenter operations in Torrey, New York are, and any future datacenter operations that we establish or host will be, subject to a variety of risks relating to physical condition and operation, including:

- the presence of construction or repair defects or other structural or building damage;

- any noncompliance with or liabilities under applicable environmental, health or safety regulations or requirements or building permit requirements;

- any damage resulting from natural disasters, such as hurricanes, earthquakes, fires, floods and windstorms;

- damage caused by criminal actors, such as cyberattacks, vandalism, sabotage or terrorist attacks;

- claims by employees and others for injuries sustained at our properties; and

- the presence of legacy equipment at our power generation facility, including a steam turbine originally installed in 1953, the age and condition of which may increase the risk of mechanical failure, heightened maintenance requirements or operational disruptions, which could contribute to unplanned outages or reduced generation capacity.

For example, as previously disclosed in our filings with the SEC, in November 2025, we experienced an electrical switchgear failure at our New York Facility that resulted in a fire and operational disruption, causing us to shut down the New York Facility for several weeks, incur repair costs and expend management time. Similar incidents could occur in the future.

Any of these could render our datacenter, hosting and/or power generation operations inoperable, temporarily or permanently, and the potential impact on our business is currently magnified because we operate the majority of our cryptocurrency datacenter operations from a single location. The security and other measures we take to protect against these risks may be insufficient or unavailable. In addition, our power plant property is not insured by any third-party insurance provider, and our ability to self-insure may not be adequate to cover the losses we suffer as a result of the aforementioned risks, which could materially and adversely impact our results of operations and financial condition.

We are subject to risks related to Internet disruptions, which could have an adverse effect on our ability to host bitcoin miners and to mine bitcoin.

In general, bitcoin and our business of hosting bitcoin miners and mining bitcoin is dependent upon the Internet. A significant disruption in Internet connectivity could disrupt a currency's network operations and have an adverse effect on the price of bitcoin and our ability to meet the minimum uptime requirements in our hosting agreements and mine bitcoin, which could, depending on the duration of the disruption, materially and adversely impact our results of operations.

Bitcoin miners and other necessary hardware are subject to malfunction, technological obsolescence, the global supply chain, and difficulty and cost in obtaining new hardware.

Our bitcoin miners are subject to malfunctions and normal wear and tear, and, at any point in time, a certain number of our bitcoin miners are typically off-line for maintenance or repair. The physical degradation of our miners will require us to replace miners that are no longer functional. Because we utilize many units of the same bitcoin miner models, if there is a model wide component malfunction whether in the hardware or the software that powers these miners, the percentage of offline miners could increase substantially, disrupting our operations. Any major bitcoin miner malfunction out of the typical range of downtime for normal maintenance and repair could cause significant economic damage to us.

Additionally, as technology evolves, we may need to acquire newer models of miners to remain competitive in the market. New miners can be costly, may be in short supply and may require upgrades to our electrical or cooling infrastructure due to increased power consumption or heat generation. Given the long production period to manufacture and assemble bitcoin miners, we can provide no assurance that we can acquire enough bitcoin mining computers or replacement parts on a cost-effective basis – or at all – for the maintenance and expansion of our cryptocurrency datacenter operations. We rely on third parties to supply us with bitcoin miners, and shortages of bitcoin miners or their component parts, material increases in bitcoin miner costs, or delays in delivery of our orders, including due to trade restrictions, sanctions and other global events that may create supply chain disruptions, could significantly interrupt our plans for expanding our bitcoin mining capacity in the near-term and future. Semiconductor and microchip supply constraints, particularly for high-performance ASICs or GPUs, may further delay procurement.

Moreover, miners may become technologically obsolete quickly due to rapid innovation in ASIC efficiency, potentially reducing our ability to mine profitably. Cybersecurity vulnerabilities in miner firmware or software could also cause operational disruptions or downtime. The upgrading and replacement process requires substantial capital investment and

we may face challenges in doing so on a timely and cost-effective basis. Shortages of bitcoin mining computers could result in reduced bitcoin mining capacity and increased operating costs, which could materially delay the completion of any planned cryptocurrency datacenter capacity expansion and put us at a competitive disadvantage.

Our operations and financial performance may be impacted by fuel supply disruptions, price fluctuations in the wholesale power and natural gas markets, and fluctuations in other market factors that are beyond our control.

Our power generation depends on our purchases of fuel and other products consumed during the production of electricity from a number of suppliers. Our operations and financial performance generally may be impacted by changes in the supply of fuel and other required products, including disruptions arising from geopolitical tensions affecting global energy markets or changes in export/import flows of liquefied natural gas and related commodities, price fluctuations in the wholesale power and natural gas markets, and other market factors beyond our control.

Delivery of these fuels to our facilities is dependent upon fuel transmission or transportation infrastructure, storage, and inventory of fuel stocks, as well as the continuing financial viability of contractual counterparties. As a result, we are subject to the risks of disruptions or curtailments in the production of power at our generation facility if fuel is limited or unavailable at any price, if a counterparty fails to perform, or if there is a disruption in the fuel delivery infrastructure. Disruption in the delivery of fuel, including disruptions as a result of weather, transportation difficulties, global demand and supply dynamics, labor relations, environmental regulations or the financial viability of fuel suppliers, could adversely affect our ability to operate our facilities, which could result in lower power sales and/or higher costs to our datacenter operations and thereby adversely affect our results of operations.

Separate from supply, market prices for power, capacity, ancillary services, natural gas, and oil are volatile, unpredictable and tend to fluctuate substantially. Disruptions in our fuel supplies may require us to find alternative fuel sources at higher costs, to find other sources of power to deliver to counterparties at a higher cost, or to pay damages to counterparties for failure to deliver power as contracted. Unlike most other commodities, electric power can only be stored on a very limited basis and generally must be produced concurrently with its use. As a result, power prices and our costs are subject to significant volatility due to supply and demand imbalances, especially in the day-ahead and spot markets. We buy significant quantities of fuel on a short-term or spot market basis. Prices for the natural gas that we purchase fluctuate, sometimes rising or falling significantly over a relatively short period of time. In recent periods, broader commodity market dynamics and structural shifts in electric generation portfolios — including increased reliance on intermittent renewable resources and energy storage in key regions — have contributed to less predictable power pricing patterns and greater volatility in basis differentials between natural gas and power prices. The price we can obtain for the sale of power may not rise at the same rate, or may not rise at all, to match a rise in fuel or delivery costs. Further, any changes in the costs of natural gas or transportation rates, changes in the relationship between such costs and the market prices of power, or an inability to procure fuel for physical delivery at prices that we consider favorable could all adversely affect our operations, the costs of meeting our obligations, and the profitability of our datacenter, and thus, our operations and financial performance. Volatility in market prices for fuel and electricity may result from a number of factors outside of our control, including:

- changes in generation capacity in our markets, including the addition of new supplies of power as a result of the development of new plants, expansion of existing plants, the continued operation of uneconomic power plants due to state subsidies, or additional transmission capacity;

- disruption to, changes in or other constraints or inefficiencies of electricity, fuel or natural gas transmission, or transportation;

- electric supply disruptions, including plant outages and transmission disruptions;

- changes in market liquidity;

- weather conditions, including extreme weather conditions and seasonal fluctuations, including the effects of climate change;

- structural changes in generation portfolios and pricing dynamics due to increased renewable and storage penetration;

- changes in commodity prices and the supply of commodities, including but not limited to natural gas and oil;

- changes in the demand for power or in patterns of power usage, including the potential development of demand-side management tools and practices, distributed generation, and more efficient end-use technologies;

- development of new fuels, new technologies, and new forms of competition for the production of power;

- fuel price volatility;

- changes in capacity prices and capacity markets;

- federal, state, and foreign governmental environmental, energy, and other regulation and legislation, including changes therein and judicial decisions interpreting such regulations and legislation;

- the creditworthiness and liquidity of fuel suppliers and/or transporters and their willingness to do business with us; and

- general economic and political conditions.

Such factors and the associated fluctuations in power and natural gas prices have affected our wholesale power generation profitability and cost of power for datacenter activities in the past and will continue to do so in the future.

Changes in technology may negatively impact the value of our New York Facility and any future power plants.

Research and development activities are ongoing in the industry to provide alternative and more efficient technologies to produce power. There are alternate technologies to supply electricity, most notably fuel cells, microturbines, batteries, wind turbines, and photovoltaic (solar) cells. These technologies are actively being supported by the State of New York (where we currently operate) and other state or local governments in areas (where we may operate in the future) through ambitious energy storage and renewable deployment goals, including plans to install multiple gigawatts of energy storage by 2030 and substantially increase solar and wind generation by 2040, which can alter grid dynamics and dispatch priorities. Advances in energy storage technologies, including long-duration and fire-safe battery systems, aim to improve grid reliability and support intermittent renewable supply, further accelerating renewable adoption. As alternative technologies become more cost-competitive or prevalent, they could reduce the demand for electricity produced by central station generators like our New York Facility, shift patterns of electricity consumption, and increase the frequency of renewable curtailments or negative pricing events as storage and renewables capture a larger share of grid capacity. As a result of these developments and technology shifts, the dispatch and capacity factors of our New York Facility may decline, and we may experience material declines in our power generation revenue, the economic value of our facilities and our overall financial performance.

We sell capacity, energy, and ancillary services to the wholesale power grid managed by the NYISO. Our business may be affected by the actions of nearby states or other governmental actors in the competitive wholesale marketplace.

We sell capacity, energy, and ancillary services to the wholesale power grid managed by the NYISO. The competitive wholesale marketplace may be impacted by out-of-market subsidies provided by states or state entities, including bailouts of uneconomic nuclear plants, imports of power from Canada, renewable mandates or subsidies, mandates to sell power below our cost of acquisition and associated costs, as well as out-of-market payments to new or existing generators. These out-of-market subsidies to existing or new generation undermine the competitive wholesale marketplace, which can lead to decreased energy market revenues or premature retirement of existing facilities, including those owned by us. If these measures continue, capacity and energy prices may be suppressed, and we may not be successful in our efforts to insulate the competitive market from this interference. Our wholesale power revenue may be materially impacted by rules or regulations that allow regulated utilities to participate in competitive wholesale markets or to own and operate rate-regulated facilities that provide capacity, energy, and ancillary services that could be provided by competitive market participants.

The availability and cost of emission allowances could adversely impact our costs of operations.

We are required to maintain, through either allocations by regulators or purchases on the open market, sufficient emission allowances to account for emissions of SO_2, CO_2, and NO_x attributable to our power generation facilities. These allowances are used to meet the obligations imposed on us by various applicable environmental laws. If our operational needs require more than our allocated allowances, we may be forced to purchase such allowances on the open market, which could be costly. If we are unable to maintain sufficient emission allowances to match our operational needs, we may have to curtail our operations so as not to exceed our available emission allowances, or install costly new emission controls. As we use the emission allowances that we have purchased on the open market, costs associated with such purchases will be recognized as operating expense. A material increase in the price of allowances we need to purchase would adversely impact our financial condition, cash flows, or results of operations.

Our financial performance could be materially and adversely affected if energy market participants continue to construct additional generation facilities (i.e., new-build) or expand or enhance existing generation facilities despite relatively low power prices and such additional generation capacity results in a reduction in wholesale power prices or more competition from cryptocurrency datacenter competitors with access to cheaper supplies of electricity.

Given the overall attractiveness of the markets in which we operate, and certain tax benefits associated with renewable energy, among other matters, energy market participants have continued to construct new generation facilities (*i.e.*, new-build) or invest in enhancements or expansions of existing generation facilities despite relatively low wholesale power prices. If this market dynamic continues, and/or if our cryptocurrency datacenter competitors begin to build or acquire their own power plants to fuel their cryptocurrency datacenter operations, our results of operations and financial condition could be materially and adversely affected if such additional generation capacity results in a cheaper supply of electricity to our cryptocurrency datacenter competitors or lower prices at which we sell capacity, energy, or ancillary services to the wholesale power grid.

Maintenance, expansion, and refurbishment of power generation facilities involve significant risks that could result in unplanned power outages or reduced output and could have a material adverse effect on our revenues, results of operations, cash flows, and financial condition.

Our facilities require periodic maintenance and repair. Any unexpected failure, including failure associated with breakdowns or forced outages such as the November 2025 fire at the New York Facility, and any related unanticipated capital expenditures could result in reduced profitability from both loss of cryptocurrency datacenter operations and power generation. Such unexpected outages have occurred in the past, and may occur in the future, due to factors both within and outside of our control. We can provide no assurance that outages involving our power plant will not occur in the future, or that any such outage would not have a negative effect on our business and results of operations. In addition, we cannot be certain of the level of capital expenditures that will be required due to changing environmental laws (including changes in the interpretation or enforcement thereof), needed facility repairs and unexpected events (such as natural disasters or terrorist attacks). Unexpected capital expenditures could have a material adverse effect on our liquidity and financial condition. If we significantly modify power generation equipment, we may be required to install the best available control technology or to achieve the lowest achievable emission rates, as such terms are defined under the new source review provisions of the Clean Air Act of 1963, which would likely result in substantial additional capital expenditures.

Operation of power generation facilities involves significant risks and hazards that could disrupt or have a material adverse effect on our revenues and results of operations, and we may not have adequate insurance to cover these risks and hazards. Our employees, contractors, customers, and the general public may be exposed to a risk of injury due to the nature of our operations.

The conduct of our operations, including operation of our power plant, information technology systems, and other assets, is subject to a variety of inherent risks. These risks include the breakdown or failure of equipment, accidents, potential physical injury, hazardous spills and exposures, fires, property damage, security breaches, viruses or outages affecting information technology systems, labor disputes, obsolescence, delivery/ transportation problems and disruptions of fuel supply, performance below expected levels, or other financial liability, and may be caused to or by employees, customers, contractors, vendors, contractual or financial counterparties, other third parties, weather events, or acts of God.

Operational disruptions or similar events may impact our ability to conduct our businesses efficiently and lead to increased costs, expenses, or losses. Planned and unplanned outages at our power plants may require us to curtail operation of the plant. Any reduced power supply could also have a negative impact on the cost structure of our cryptocurrency datacenter operations.

These and other hazards can cause significant personal injury or loss of life, severe damage to and destruction of property, plant and equipment, contamination of, or damage to, the environment and suspension of operations. Further, the employees and contractors of our operating affiliates work in, and customers and the general public may be exposed to, potentially dangerous environments at or near our operations. As a result, employees, contractors, customers, and the general public are at risk for serious injury, including loss of life.

The occurrence of one or more of these events may result in us or our affiliates being named as a defendant in lawsuits asserting claims for substantial damages, including for environmental cleanup costs, personal injury and property damage and fines and/or penalties. We maintain an amount of insurance protection that we consider adequate, but we can provide no assurance that our insurance will be sufficient or effective under all circumstances and against all hazards or liabilities to which we may be subject and, even if we do have insurance coverage for a particular circumstance, we may be subject to a large deductible and maximum cap. A successful claim for which we are not fully insured could hurt our financial results and materially harm our financial condition. Further, due to rising insurance costs and changes in the insurance markets, we can provide no assurance that our insurance coverage will continue to be available at all or at rates or on terms similar to those presently available. Any losses not covered by insurance could have a material adverse effect on our financial condition, results of operations, or cash flows.

Our business is subject to substantial energy, environmental, and digital asset-related regulation and may be adversely affected by legislative or regulatory changes relating to power generation, datacenter operations, climate policy, or digital asset activities, as well as liability under, or any future inability to comply with, existing or future regulatory requirements.

Our business is subject to extensive U.S. federal, state, and local laws. Regulatory bodies, including the SEC, the CTFC, federal and state energy regulators, environmental agencies, and other oversight authorities frequently modify and reinterpret existing rules, leading to inconsistencies across jurisdictions. Compliance with, or changes to, the requirements under these legal and regulatory regimes may cause us to incur significant additional costs or adversely impact our ability to continue operations as usual or compete on favorable terms with competitors. Failure to comply with such requirements could result in the shutdown of a non-complying facility, the imposition of liens, fines, civil or criminal liability, or costly litigation before the agencies or in state or federal court. Changes to these laws and regulations could result in temporary or permanent restrictions on certain operations at our facilities, including power generation or use in connection with datacenter operations, and compliance with or opposing such regulation may be costly.

The regulatory environment for electric power markets continues to evolve in response to changing energy policies, increased electricity demand from datacenters and high-performance computing infrastructure, and the continued development of renewable energy generation and transmission infrastructure. Federal and state regulators have increasingly focused on issues relating to grid reliability, energy market design, transmission planning, and environmental impacts associated with electricity generation and large-scale electricity consumption. These developments may result in new rules governing market participation, dispatch, emissions standards, or energy consumption that could affect the economics of our operations. We cannot predict the future design of wholesale power markets or the ultimate effect that these regulatory developments may have on our business.

Additionally, the regulatory framework governing digital assets, cryptocurrency infrastructure, and related technologies continues to evolve in the United States and globally. Various governmental and regulatory bodies, including legislative and executive bodies, in the United States and in other countries may adopt new laws, regulations, or enforcement policies relating to digital assets, cryptocurrency markets, datacenter operations supporting blockchain networks, or related financial activities. While the regulatory landscape surrounding digital assets has continued to develop since the market disruptions experienced in the cryptocurrency industry in prior years, uncertainty remains regarding the scope and application of future regulations affecting digital asset infrastructure, including potential oversight by financial regulators, energy regulators, or other governmental bodies. New or expanded regulatory requirements could increase compliance costs, restrict certain activities, or otherwise adversely affect our business, financial condition, results of operations, or the market value of our common stock.

In addition, certain policymakers, market participants, and regulatory authorities have proposed changes to wholesale electricity market design, including modifications to pricing mechanisms, capacity market structures, and resource participation rules. Other proposals have considered structural changes to electricity markets, including increased regulation of generation ownership or changes to competitive market frameworks. If competitive restructuring of electricity markets is reversed, delayed, or materially altered, our business prospects and financial results could be adversely affected.

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Furthermore, regulatory reforms affecting derivatives and commodity markets, including changes to margin requirements, position limits, or collateral eligibility, could affect our ability to hedge energy price exposure in an efficient and cost-effective manner. Such regulations, or further changes thereto, could reduce liquidity in forward commodity and derivatives markets or limit our ability to utilize certain forms of collateral in connection with hedging activities, which could adversely affect our risk management strategies and financial results.

Obtaining and complying with required government permits and approvals may be time-consuming and costly.

We and our affiliates are required to obtain, and to comply with, numerous permits and licenses from federal, state, and local governmental agencies. The process of obtaining and renewing necessary permits and licenses can be lengthy and complex, requiring up to months or years for approval depending on the nature of the permit or license and such process could be further complicated or extended in the event regulations change. In addition, obtaining such permit or license can sometimes result in the establishment of conditions that create a significant ongoing impact to the nature or costs of operations or even make the project or activity for which the permit or license was sought unprofitable or otherwise unattractive. In addition, such permits or licenses may be subject to denial, revocation, or modification under various circumstances. Failure to obtain or comply with the conditions of permits or licenses, or failure to comply with applicable laws or regulations, may result in the delay or temporary suspension of our operations and electricity sales or the curtailment of our delivery of electricity to our customers and may subject us to penalties and other sanctions. Although various regulators routinely renew existing permits and licenses, renewal of our existing permits or licenses could be denied or jeopardized by various factors, including failure to provide adequate financial assurance for closure, failure to comply with environmental, health and safety laws and regulations or permit conditions, local community, political or other opposition and executive, legislative, or regulatory action.

Our inability to procure and comply with the permits and licenses required for these operations, or the cost to us of such procurement or compliance, could have a material adverse effect on us. In addition, new environmental legislation or regulation, if enacted, or changed interpretations of existing laws, may cause activities at our facilities to need to be changed to avoid violating applicable laws and regulations or eliciting claims that historical activities at our facilities violated applicable laws and regulations. In addition to the possible imposition of fines in the case of any such violations, we may be required to undertake significant capital investments and obtain additional operating permits or licenses, which could have a material adverse effect on us.

Evolving expectations from investors, lenders, customers, government regulators and other market participants with respect to our ESG policies and the impacts of climate change may impose additional costs on us or expose us to additional risks.

Companies across all industries and around the globe have faced scrutiny relating to their ESG policies. Investors, lenders, and other market participants increasingly consider ESG policies in their investment and financing decisions, with some linking access to capital, credit terms, or other financial arrangements directly to ESG performance or climate-related risk disclosures. This focus on ESG could limit or delay our access to capital or increase the cost of capital if our ESG practices are deemed insufficient relative to evolving market expectations.

The SEC adopted a rule that requires climate disclosures in periodic and other filings with the SEC covering fiscal years beginning in 2025. That rule was subsequently stayed pending judicial review, and as of the date of this Annual Report, remains subject to ongoing legal uncertainty regarding its ultimate enforceability and applicability. Regardless of the rule's timing, ESG and climate disclosure expectations are evolving globally, including through initiatives such as the ISSB, the EU Corporate Sustainability Reporting Directive, and other regional standards. Compliance with these expectations may require us to establish additional internal controls, engage consultants, implement new reporting processes and incur additional costs related to evaluating, managing, and reporting on environmental and climate-related risks and opportunities. Even in the absence of mandatory SEC disclosure requirements, we may choose or be expected to provide ESG reporting to meet investor or stakeholder expectations, which could divert management resources and increase costs. Failure to meet such expectations or accurately disclose ESG-related information could harm our reputation and materially and adversely affect our business, financial condition and results of operations.

In addition, the physical risks of climate change may impact the availability and cost of materials and natural resources, sources and supplies of energy, and demand for bitcoin and other cryptocurrencies, and could increase our insurance and other operating costs, including, potentially, to repair damage incurred as a result of extreme weather events or to renovate or retrofit facilities to better withstand extreme weather events. If environmental laws or regulations or industry

standards are either changed or adopted and impose significant operational restrictions and compliance requirements on our operations, or if our operations are disrupted due to physical impacts of climate change, our business, capital expenditures, results of operations, financial condition and competitive position could be negatively impacted.

We could be materially and adversely affected if current regulations are implemented, if new federal or state legislation or regulations are adopted to address global climate change, or if we are subject to lawsuits for alleged damage to persons or property resulting from greenhouse gas emissions.

There remains significant national and international attention on global climate change and the role of greenhouse gas emissions, such as CO_2. Over the past several years, the U.S. Congress, state governments and federal authorities have considered and debated several proposals intended to address climate change using different approaches, including a cap on carbon emissions with emitters allowed to trade unused emission allowances (cap-and-trade), a tax on carbon or greenhouse gas emissions, limits on the use of generated power in connection with cryptocurrency mining, incentives for the development of low-carbon technology, and federal renewable portfolio standards.

In February 2026, the EPA finalized a rule rescinding the 2009 Greenhouse Gas Endangerment Finding, which had previously established the legal basis for regulating GHG emissions under the Clean Air Act, and repealed certain GHG emissions standards for motor vehicles that relied on such finding. This action reflects a revised interpretation of the EPA's statutory authority; however, it has introduced significant legal and regulatory uncertainty, as it is subject to ongoing and expected legal challenges and may be reconsidered or reversed by future administrations or as a result of judicial review. In addition, this development may result in increased regulatory activity at the state and regional level, potentially leading to a more fragmented and complex regulatory landscape.

Federal and state courts continue to see climate-related litigation, with cases asserting damage claims related to greenhouse gas emissions, the rulings of which could establish adverse precedent that may apply to companies (including us) that produce greenhouse gas emissions. Our results of operations and financial condition could be materially and adversely affected if new federal and/or state legislation or regulations are adopted to address global climate change or if we are subject to lawsuits for alleged damage to persons or property resulting from greenhouse gas emissions attributable to our operations.

Risks Related to Bitcoin and Cryptocurrency Industry

If a malicious actor or botnet obtains control of more than 50% of the processing power on the bitcoin network, such actor or botnet could manipulate the network to adversely affect us, which could adversely affect our results of operations.

If a malicious actor or botnet, a collection of computers controlled by networked software coordinating the actions of the computers, obtains control of more than 50% of the processing power dedicated to mining bitcoin, such actor may be able to construct fraudulent blocks or prevent certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could control, exclude, or modify the order of transactions, though it could not generate new units or transactions using such control. The malicious actor could also "double-spend," or spend the same bitcoin in more than one transaction, or it could prevent transactions from being validated. In certain instances, reversing any fraudulent or malicious changes made to the bitcoin blockchain may not be possible.

Although there are no known reports of malicious activity or control of blockchains achieved through controlling over 50% of the processing power on the bitcoin network, it is believed that certain mining pools may have exceeded, and could exceed, the 50% threshold on the bitcoin network. While the bitcoin network hash rate has grown significantly, reaching record levels during 2025 and into 2026, the increasing concentration of hash rate among a smaller number of large-scale, publicly traded mining companies and major mining pools may paradoxically increase the risk that a single mining pool could exert authority over the validation of bitcoin transactions. To the extent that the bitcoin ecosystem, and the administrators of mining pools, do not have adequate controls and responses in place, the risk of a malicious actor obtaining control of the processing power may increase. If such an event were to occur, it could have a material adverse effect on our business, prospects, or operations and potentially the value of any bitcoin we mine or otherwise acquire or hold for our own account.

Current regulation regarding the exchange of bitcoins under the CEA by the CFTC is unclear; to the extent we become subject to regulation by the CFTC in connection with our exchange of bitcoin, we may incur additional compliance costs, which may be significant.

The Commodity Exchange Act, as amended (the "CEA"), does not currently impose any direct obligations on us related to the mining or exchange of bitcoins. Generally, the CFTC, the federal agency that administers the CEA, regards bitcoin and other cryptocurrencies as commodities. This position has been supported by decisions of federal courts.

However, the CEA imposes requirements relative to certain transactions involving bitcoin and other digital assets that constitute a contract of sale of a commodity for future delivery (or an option on such a contract), a swap, or a transaction involving margin, financing or leverage that does not result in actual delivery of the commodity within 28 days to persons not defined as "eligible contract participants" or "eligible commercial entities" under the CEA (e.g., retail persons). Changes in the CEA or the regulations promulgated by the CFTC thereunder, as well as interpretations thereof and official promulgations by the CFTC, may impact the classification of bitcoins and, therefore, may subject them to additional regulatory oversight by the agency.

We cannot be certain as to how future regulatory developments will impact the treatment of bitcoins under the law. In July 2025, the U.S. House of Representatives passed the CLARITY Act, which, if enacted, would grant the CFTC exclusive jurisdiction over spot markets for digital commodities, including bitcoin. As of the date of this filing, the CLARITY Act remains pending in the U.S. Senate, and there can be no assurance that it will be enacted in its current form or at all. If enacted, such legislation could result in significantly expanded CFTC regulatory oversight of our cryptocurrency datacenter activities and transactions in bitcoin, potentially requiring registration, compliance with new operational requirements and additional reporting obligations, any of which could cause us to incur material additional expenses. Any requirements imposed by the CFTC related to our cryptocurrency datacenter activities or our transactions in bitcoin could cause us to incur additional extraordinary, nonrecurring expenses, thereby adversely affecting our results of operations. In addition, changes in the classification of bitcoins could subject us, as a result of our cryptocurrency datacenter operations, to additional regulatory oversight by the agency. Although to date the CFTC has not enacted regulations governing non-derivative or non-financed, margined or leveraged transactions in bitcoin, the CFTC has taken steps to facilitate the listing of spot digital assets on CFTC-registered exchanges, and it has authority to commence enforcement actions against persons who violate certain prohibitions under the CEA related to transactions in any contract of sale of any commodity, including bitcoin, in interstate commerce (e.g., manipulation and engaging in certain deceptive practices).

Moreover, if our cryptocurrency datacenter activities or transactions in bitcoin were deemed by the CFTC to constitute a collective investment in derivatives for our shareholders, we may be required to register as a commodity pool operator with the CFTC through the National Futures Association. Such additional registrations may result in extraordinary, non-recurring expenses, thereby materially and adversely impacting our results of operations. If we determine not to comply with such additional regulatory and registration requirements, we may seek to cease certain of our operations. Any such action may adversely affect our results of operations. While no provision of the CEA, or CFTC rules, orders, or rulings (except as noted herein) appears to be currently applicable to our business, this is subject to change.

If federal or state legislatures or agencies initiate or release tax determinations that change the classification of bitcoins as property for tax purposes (in the context of when such bitcoins are held as an investment), such determination could have a negative tax consequence on us.

Current IRS guidance indicates that digital assets such as bitcoin should be treated and taxed as property, and that transactions involving the payment of bitcoin for goods and services should be treated as barter transactions.

While this treatment creates a potential tax reporting requirement for any circumstance where the ownership of a bitcoin passes from one person to another, usually by means of bitcoin transactions (including off-blockchain transactions), it preserves the right to apply capital gains treatment to those transactions which may adversely affect our results of operations. We can provide no assurance that the IRS will not alter its existing position with respect to digital assets in the future or that other state, local and non-U.S. taxing authorities or courts will follow the approach of the IRS with respect to the treatment of digital assets such as bitcoins for income tax and sales tax purposes. Any such alteration of existing guidance or issuance of new or different guidance may have negative consequences including the imposition of a greater tax burden on investors in bitcoin or imposing a greater cost on the acquisition and disposition of bitcoin, generally; in either case potentially having a negative effect on the trading price of bitcoin or otherwise negatively impacting our business. In 2021, significant changes to U.S. federal income tax laws were proposed, including changes related to

information reporting requirements with respect to digital assets. On June 28, 2024, the U.S. Department of the Treasury issued final regulations detailing these reporting requirements. A key component is the introduction of Form 1099-DA, which brokers are required to use to report gross proceeds from the sale of digital assets starting with transactions occurring on or after January 1, 2025. This means that transactions conducted in 2025 will be reported to the IRS in 2026. However, there have been legislative efforts to repeal certain aspects of these reporting requirements. In March 2025, both the U.S. Senate and the House of Representatives voted to repeal the rule mandating decentralized finance (DeFi) cryptocurrency platforms to report detailed customer transactions to the IRS, reflecting bipartisan concerns over compliance costs and the unique nature of DeFi platforms, and the President signed the repeal into law in April 2025. As a result, DeFi platforms are no longer subject to these particular reporting requirements. However, the broader digital asset reporting framework, including the Form 1099-DA requirements applicable to other categories of brokers, remains in effect, and the scope and implementation of these requirements continue to evolve. The ultimate effect of these developments on our operations remains uncertain.

Regulatory changes or actions may alter the nature of an investment in us or restrict the use of bitcoin in a manner that adversely affects our business, prospects, results of operations and financial condition.

As bitcoin and cryptocurrencies generally have grown in both popularity and market size, governments around the world have reacted differently to them; certain governments have deemed them illegal, and others have allowed their use and trade without restriction. Based on stated efforts to curtail energy usage on mining, to protect investors or to prevent criminal activity, and in part to redirect interest into competing government-created cryptocurrencies, recent regulations have proliferated. Many jurisdictions, such as the United States, subject bitcoin and other cryptocurrencies to extensive, and in some cases overlapping, unclear and evolving regulatory requirements.

Such varying government regulations and pronouncements are likely to continue for the near future.

In the United States, the Federal Reserve Board, U.S. Congress and certain U.S. agencies (e.g., the CFTC, the SEC, FinCEN, and the Federal Bureau of Investigation) have begun to examine the operations of the bitcoin network, bitcoin users and the bitcoin exchange market. The current presidential administration has signaled a more favorable posture toward the cryptocurrency industry, including through executive orders establishing a Strategic Bitcoin Reserve and a U.S. Digital Asset Stockpile, the appointment of senior officials with stated goals of positioning the United States as a global leader in digital assets, and the enactment of the GENIUS Act in July 2025, which establishes the first comprehensive federal regulatory framework for payment stablecoins.

On March 17, 2026, the SEC, together with the CFTC, issued the Interpretation to clarify the application of the federal securities laws and the Commodity Exchange Act to crypto assets and blockchain-related activities. The Interpretation introduces a taxonomy that categorizes crypto assets into several types, including digital commodities, digital collectibles, digital tools, payment stablecoins and digital securities, and is intended to delineate the respective jurisdictional boundaries of the SEC and the CFTC. According to the Interpretation, only certain digital assets characterized as "digital securities" would fall within the definition of a security, although the SEC reaffirmed that transactions involving crypto assets that are not themselves securities may nonetheless constitute "investment contracts" depending on the facts and circumstances. The Interpretation also provides guidance regarding when crypto assets may separate from associated investment contracts and indicates that certain foundational blockchain activities, such as protocol mining and staking, may not, in and of themselves, involve the offer or sale of securities. While the Interpretation does not create new law, it reflects the current views of the SEC and CFTC and may influence how existing laws are applied.

Additionally, the SEC has shifted aspects of its enforcement posture, dropping or narrowing certain enforcement actions against digital asset firms and issuing a series of no-action letters and interpretive guidance intended to clarify how existing securities laws apply to digital assets and distributed ledger technology. Despite these developments, the overall regulatory landscape for digital assets remains subject to change, and future administrations or Congresses may adopt different approaches. Increasing regulation and regulatory scrutiny may result in new costs for us and our management having to devote increased time and attention to regulatory matters, change aspects of our business or result in limits on the use cases of bitcoin. In addition, regulatory developments and/or our business activities may require us to comply with certain regulatory regimes. For example, to the extent that our activities cause us to be deemed a money service business under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, we may be required to comply with FinCEN regulations, including those that would mandate us to implement certain anti-money laundering programs, make certain reports to FinCEN and maintain certain records.

Ongoing and future regulation and regulatory actions could significantly restrict or eliminate the market for or uses of bitcoin and/or materially and adversely impact our results of operation and financial condition.

Latency in confirming transactions on a network could result in a loss of confidence in the network, which could have a material adverse effect on our business, financial condition, and results of operations.

Latency in confirming transactions on a network can be caused by a number of factors, such as bitcoin miners, also called transaction processors, ceasing to support the network and/or supporting a different network. To the extent that any transaction processors cease to record transactions on a network, such transactions will not be recorded on the blockchain of the network until a block is solved by a transaction processor that does not require the payment of transaction fees or other incentives. Currently, there are no known incentives for transaction processors to elect to exclude the recording of transactions in solved blocks. However, to the extent that any such incentives arise (for example, with respect to bitcoin, a collective movement among transaction processors or one or more mining pools forcing bitcoin users to pay transaction fees as a substitute for, or in addition to, the award of new bitcoin upon the solving of a block), transaction processors could delay the recording and verification of a significant number of transactions on a network's blockchain. If such latency became systemic, and sustained, it could result in greater exposure to double-spending transactions and a loss of confidence in the applicable network, which could have a material adverse effect on our business, financial condition, and results of operations. In addition, increasing growth and popularity of digital assets, as well as non-digital asset-related applications that utilize blockchain technology on certain networks, can cause congestion and backlog, and as result, increase latency on such networks. An increase in congestion and backlogs could result in longer transaction confirmation times, an increase in unconfirmed transactions (that is, transactions that have yet to be included in a block on a network and therefore are not yet completed transactions), higher transaction fees and an overall decrease in confidence in a particular network, which could ultimately affect our ability to transact on that particular network and, in turn, could have a material adverse effect on our business, financial condition, and results of operations.

The impact of geopolitical and economic events on the supply and demand for cryptoassets, including bitcoin, is uncertain.

Geopolitical crises may motivate large-scale purchases of bitcoin and other cryptoassets, which could increase the price of bitcoin and other cryptoassets rapidly. Our business and the infrastructure on which our business relies is vulnerable to damage or interruption from catastrophic occurrences, such as war, civil unrest, terrorist attacks, geopolitical events, disease, such as the COVID-19 pandemic, and similar events. Specifically, the uncertain nature, magnitude, and duration of hostilities stemming from the ongoing war between Russia and Ukraine, including the potential effects of sanctions limitations, heightened and evolving conflicts in the Middle East (including the Israel–Hamas conflict and broader regional tensions involving Iran and non-state actors), risks of regional escalation, disruptions to energy infrastructure, and instability in global oil and natural gas markets, potential conflicts in the Asia-Pacific region, retaliatory cyber-attacks on the world economy and markets, including potential attacks on energy grids, data centers, and other critical infrastructure and potential shipping delays (including disruptions to key shipping routes such as the Red Sea, Suez Canal and Strait of Hormuz), have contributed to increased market volatility and uncertainty, which could have an adverse impact on macroeconomic factors that affect our business.

In particular, volatility in global energy markets resulting from geopolitical instability, including in the Middle East, may increase the cost of electricity, fuel, and related inputs that are critical to our operations, or result in supply constraints or curtailments, any of which could adversely affect our operating margins and growth plans. For example, the U.S. inflation rate rose significantly from 2021 into 2022, then began to moderate through 2024 and into 2025, though future inflation trends remain uncertain and difficult to predict with a high degree of accuracy. These inflationary pressures, as well as disruptions in our supply chain, have increased the costs of most other goods, services, and personnel, which have in turn caused our capital expenditures and operating costs to rise. Sustained levels of high inflation caused the U.S. Federal Reserve and other central banks to increase interest rates, which raised the cost of acquiring capital and reduced economic growth, either of which—or the combination thereof—could hurt the financial and operating results of our business. Although the U.S. Federal Reserve began reducing interest rates in late 2024, the pace and extent of future rate adjustments remain uncertain, and interest rates may remain elevated relative to historical levels for a prolonged period. This may also increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior dissipates, adversely affecting the value of our inventory following such downward adjustment. Such risks are similar to the risks of purchasing commodities in general uncertain times, such as the risk of purchasing, holding, or selling gold. Alternatively, as an emerging asset class with limited acceptance as a payment system or commodity, global crises and general economic

downturn may discourage investment in bitcoin as investors focus their investment on less volatile asset classes as a means of hedging their investment risk.

As an alternative to fiat currencies that are backed by central governments, bitcoin, which is relatively new, is subject to supply and demand forces. How such supply and demand will be impacted by geopolitical events is largely uncertain but could be harmful to us. Political or economic crises may motivate large-scale acquisitions or sales of bitcoin either globally or locally. Such events could have a material adverse effect on our results of operations.

Changes in tariffs or import restrictions could have a material adverse effect on our business, financial condition and results of operations.

Equipment necessary for digital asset mining and related datacenter infrastructure is largely manufactured outside of the United States. As a result, our business may be significantly affected by U.S. trade policies, including tariffs, import restrictions, customs duties, export controls, or other trade measures affecting equipment manufactured abroad. The United States has imposed tariffs on certain imported technology and industrial equipment, including items manufactured in China and other jurisdictions, and the current presidential administration has announced or implemented additional tariffs affecting a broad range of imports from key trading partners. These measures may increase the cost of importing digital asset mining equipment, computing hardware, cooling systems, electrical infrastructure, and other components necessary for our operations. A substantial portion of the specialized ASIC mining equipment used in digital asset mining is manufactured by a limited number of suppliers located outside the United States, including manufacturers based in China and other Asian jurisdictions. Tariffs, export controls, or other trade restrictions affecting these manufacturers or the jurisdictions in which they operate could increase equipment costs, limit the availability of new hardware, or delay our ability to procure or deploy mining equipment. Tariffs or other trade restrictions may apply directly to digital asset mining equipment or indirectly to components used in datacenter infrastructure, including steel, aluminum, semiconductors, electrical equipment, or other materials used in the manufacture of mining rigs and related systems. These measures could increase our capital expenditures, raise the cost of maintaining or expanding our datacenter infrastructure, or limit the availability of equipment from certain suppliers. In addition, affected countries may respond with retaliatory trade measures, which could further disrupt global supply chains and increase equipment costs. U.S. trade policy and tariff regimes have been subject to change in recent years and may continue to evolve in response to geopolitical developments, economic conditions, or policy priorities. Changes in tariffs, trade restrictions, or other import controls may occur with limited advance notice and could make long-term planning for capital expenditures and infrastructure procurement more difficult. Any significant increase in tariffs, import restrictions, or other trade barriers could materially increase our operating or capital costs, disrupt supply chains, delay the deployment of new equipment, and adversely affect our business, financial condition and results of operations.

We may not adequately respond to rapidly changing technology.

Competitive conditions within the bitcoin industry require that we use sophisticated technology in the operation of our business. The industry for blockchain technology is characterized by rapid technological changes, new product developments and evolving industry standards. New technologies, techniques or products could emerge that offer better performance than the software and other technologies that we utilize, and we may have to transition to these new technologies to remain competitive. We may not be successful in implementing new technology or doing so in a cost-effective manner. During the course of implementing any such new technology into our operations, we may experience system interruptions. Furthermore, we can provide no assurance that we will realize, in a timely manner or at all, the benefits that we may expect as a result of our implementing new technology into our operations. As a result, our results of operations may suffer.

A failure to properly monitor and upgrade the bitcoin network protocol could damage the bitcoin network which could, in turn, have an adverse effect on our business.

The open-source structure of the bitcoin network protocol means that the contributors to the protocol are generally not directly compensated for their contributions in maintaining and developing the protocol. As the bitcoin network protocol is not sold and its use does not generate revenues for contributors, contributors are generally not compensated for maintaining and updating the bitcoin network protocol. The lack of guaranteed financial incentive for contributors to maintain or develop the bitcoin network and the lack of guaranteed resources to adequately address emerging issues with the bitcoin network may reduce incentives to address issues adequately or in a timely manner. Because our cryptocurrency

datacenter activities rely on the bitcoin network, negative developments with respect to that network may have an adverse effect on our results of operations and financial condition.

Over time, incentives for bitcoin miners to continue to contribute processing power to the bitcoin network may transition from a set reward to transaction fees. If the incentives for bitcoin mining are not sufficiently high, we and our hosting customers may not have an adequate incentive to continue to mine.

In general, as the number of bitcoin rewards awarded for solving a block in a blockchain decreases, our ability to achieve profitability also decreases. The bitcoin protocol includes a "halving" mechanism that reduces the block reward by 50% approximately every four years. The most recent halving occurred on April 19, 2024, reducing the block reward from 6.25 bitcoin to 3.125 bitcoin per block. The next halving is expected to occur in Spring 2028, further reducing the reward to 1.5625 bitcoin per block. Each successive halving reduces our revenue per block solved, and unless offset by increases in the price of bitcoin or transaction fees, could materially reduce our mining profitability. Decreased use and demand for bitcoin rewards may adversely affect our incentive to expend processing power to solve blocks. If the bitcoin rewards for solving blocks and transaction fees are not sufficiently high, fewer bitcoin miners will mine. At insufficiently attractive rewards, our costs of operations in total may exceed our revenues from cryptocurrency datacenter activities.

To incentivize bitcoin miners to continue to contribute processing power to the bitcoin network, such network may either formally or informally transition from a set reward to transaction fees earned upon solving for a block. This transition could be accomplished either by bitcoin miners independently electing to record in the blocks they solve only those transactions that include payment of a transaction fee or by the bitcoin network adopting software upgrades that require the payment of a minimum transaction fee for all transactions. If as a result transaction fees paid for bitcoin transactions become too high, bitcoin users may be reluctant to transfer bitcoin or accept bitcoin as a means of payment, and existing users may be motivated to hold existing bitcoin and switch from bitcoin to another digital asset or back to fiat currency for transactions, diminishing the aggregate amount of available transaction fees for bitcoin miners. Such reduction would adversely impact our results of operations and financial condition.

Incorrect or fraudulent cryptocurrency transactions may be irreversible.

It is possible that, through computer or human error, theft or criminal action, our cryptocurrency could be transferred in incorrect amounts or to unauthorized third parties or accounts. In general, cryptocurrency transactions are irrevocable, and stolen or incorrectly transferred cryptocurrencies may be irretrievable, and we may have extremely limited or no effective means of recovering such cryptocurrencies. As a result, any incorrectly executed or fraudulent bitcoin transactions could adversely affect our business.

The further development and acceptance of digital asset networks and other digital assets, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of digital asset systems may adversely affect an investment in us.

The use of cryptocurrencies to, among other things, buy and sell goods and services and complete transactions, is part of a new and rapidly evolving industry that employs cryptocurrency assets, including bitcoin, based upon a computer-generated mathematical and/or cryptographic protocol. Large-scale acceptance of bitcoin as a means of payment has not, and may never, occur. The growth of this industry in general, and the use of bitcoin in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may occur unpredictably. The factors include, but are not limited to:

- continued worldwide growth in the adoption and use of bitcoin as a medium to exchange;

- governmental and quasi-governmental regulation of bitcoin and its use, or restrictions on or regulation of access to and operation of the bitcoin network or similar cryptocurrency systems;

- changes in consumer demographics and public tastes and preferences;

- the maintenance and development of the open-source software protocol of the network;

- the increased consolidation of contributors to the bitcoin blockchain through bitcoin mining pools;

- the availability and popularity of other cryptocurrencies and other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

- the use of the networks supporting cryptocurrencies for developing smart contracts and distributed applications;

- general economic conditions and the regulatory environment relating to cryptocurrencies;

- environmental restrictions on the use of electricity to mine bitcoin and a resulting decrease in global bitcoin mining operations;

- an increase in bitcoin transaction costs and a resultant reduction in the use of and demand for bitcoin; and

- negative consumer sentiment and perception of bitcoin specifically and cryptocurrencies generally.

The outcome of any of these factors could have negative effects on our results of operations and financial condition.

It is possible that cryptocurrencies other than bitcoin could have features that make them more desirable to a material portion of the cryptocurrency user base and this could result in a reduction in demand for bitcoin, which could have a negative impact on the price of bitcoin and adversely affect us.

Bitcoin holds a "first-to-market" advantage over other cryptocurrencies. This first-to-market advantage is driven in large part by having the largest user base and, more importantly, the largest combined mining power in use to secure their respective blockchains and transaction verification systems. More users and miners make a cryptocurrency more secure, which makes it more attractive to new users and miners, resulting in a network effect that strengthens this first-to-market advantage.

Despite the first-to-market advantage of the bitcoin network over other cryptocurrency networks, it is possible that another cryptocurrency could become comparatively more popular. If an alternative cryptocurrency obtains significant market share—either in market capitalization, mining power or use as a payment technology—this could reduce bitcoin's market share and value. Substantially all of our cryptocurrency datacenter revenue is derived from mining bitcoin and, while we may mine other cryptocurrencies in the future, we have no plans to do so currently and may incur significant costs if we choose to do so. For example, our current application-specific integrated circuit machines (i.e., our "miners") are principally utilized for mining bitcoin and cannot mine other cryptocurrencies that are not mined utilizing the SHA-256 algorithm. As a result, the emergence of a cryptocurrency that erodes bitcoin's market share and value could have a material adverse effect on our results of operations and financial condition.

We may be adversely affected by competition from other methods of investing in bitcoin.

We compete with other users and/or companies that are mining bitcoin or providing investors exposure to bitcoin without direct purchases of bitcoin and with other potential financial vehicles linked to cryptocurrency, including securities backed by or linked to bitcoin through entities similar to it. Market and financial conditions, and other conditions beyond our control, may make it more attractive to invest in such other entities, or to invest in bitcoin or other cryptocurrency directly, as opposed to investing in us. Conversely, given the nascence of cryptocurrency market within the broader investment market, investors may associate entities involved in cryptocurrency mining, trading or related services with each other, and thus, public reports of challenges at any of such other entities may have a negative impact on our business. Finally, the emergence of other financial vehicles; for example, in January 2024, a decade after initial applications were filed, the SEC approved a series of spot bitcoin exchange-traded products, and by October 2025, the SEC placed bitcoin and Ethereum ETFs under a generic listing standard, simplifying oversight and making institutional access easier. These products and other similar vehicles have attracted significant institutional capital flows and have been scrutinized by regulators, and such scrutiny and any negative impressions or conclusions resulting from such scrutiny could be applicable to us and impact our business. Such circumstances could have a material adverse effect on our results of operations and financial condition.

Digital assets, such as bitcoin, face significant scaling obstacles that can lead to high fees or slow transaction settlement times and any mechanisms of increasing the scale of digital asset settlement may significantly alter the competitive dynamics in the market.

Digital assets may face significant scaling obstacles that can lead to high fees or slow transaction settlement times, and attempts to increase the volume of transactions may not be effective. Scaling digital assets, and particularly bitcoin, is essential to the widespread acceptance of digital assets as a means of payment, which is necessary to the growth and development of our business.

Many digital asset networks face significant scaling challenges. For example, digital assets are limited with respect to how many transactions can occur per second. In this respect, bitcoin may be particularly affected as it relies on the "proof of work" validation, which due to its inherent characteristics may be particularly hard to scale to allow simultaneous processing of multiple daily transactions by users. Participants in the digital asset ecosystem debate potential approaches to increasing the average number of transactions per second that the network can handle and have implemented mechanisms or are researching ways to increase scale, such as "sharding," which is a term for a horizontal partition of data in a database or search engine, which would not require every single transaction to be included in every single miner's or validator's block. There is no guarantee that any of the mechanisms in place or being explored for increasing the scale of settlement of digital asset transactions will be effective, how long they will take to become effective or whether such mechanisms will be effective for all digital assets. There is also a risk that any mechanisms of increasing the scale of digital asset settlements may significantly alter the competitive dynamics in the digital asset market and may adversely affect the value of bitcoin. Any of these scaling challenges could have a material adverse effect on our results of operations and the market value of our common stock.

The digital asset exchanges on which cryptocurrencies, including bitcoin, trade are relatively new and largely unregulated, and thus may be exposed to fraud and business failure, as demonstrated by recent shutdowns of certain digital asset exchanges and trading platforms, which has negatively impacted confidence in the digital asset industry as a whole. Such failures may result in a reduction in the price of bitcoin and other cryptocurrencies and can adversely affect an investment in us.

Digital asset exchanges on which cryptocurrencies trade are relatively new and, in most cases, largely unregulated. Many digital exchanges do not provide the public with significant information regarding their ownership structure, management teams, corporate practices or regulatory compliance. These factors, and the shutdowns of certain digital asset exchanges and trading platforms in prior years due to fraud or business failure, have negatively impacted confidence in the digital asset industry as a whole. The marketplace may lose confidence in, or may experience problems relating to, cryptocurrency exchanges, including prominent exchanges handling a significant portion of the volume of digital asset trading.

Negative perception, a lack of stability in the digital asset exchange market and the closure or temporary shutdown of digital asset exchanges due to fraud, business failure, hackers or malware, or government-mandated regulation may reduce confidence in digital asset networks and result in greater volatility in bitcoin prices, which has a direct impact on our profitability. In addition, the relative opacity of certain offshore venues and the potential for manipulative practices could adversely affect market integrity, price discovery and liquidity. These potential consequences of a digital asset exchange's failure or misconduct could adversely affect our results of operations. Additionally, to the extent investors view our common stock as linked to the value of bitcoin, these potential consequences could have a material adverse effect on the market value of our common stock.

We are subject to momentum pricing risk.

Momentum pricing typically is associated with growth stocks and other assets whose valuation, as determined by the investing public, reflects anticipated future appreciation in value. Cryptocurrency market prices are determined primarily using data from various exchanges, over-the-counter markets, and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies and bitcoin in particular, inflating and making their market prices more volatile. As a result, they may be more likely to fluctuate in value due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely affect the value of bitcoin mined by us, which could lead to an adverse effect on our results of operations and financial condition.

Our reliance on third-party mining pool service providers for our mining payouts may have a negative impact on our business.

We use third–party mining pools to receive our mining rewards from the network. Mining pools allow miners to combine their processing power, increasing their chances of solving a block and getting paid by the network. The rewards are

distributed by the pool operator, proportionally to our contribution to the pool's overall mining power used to generate each block. Should a pool operator's system suffer downtime for any reason, including, as a result of a cyber-attack, software malfunction, or other similar issues for any reason, it would negatively impact our ability to receive revenue. Furthermore, we are dependent on the accuracy of the mining pool operator's recordkeeping to accurately record the total processing power provided to the pool for a given bitcoin mining application in order to assess the proportion of that total processing power we provided. While we have internal methods of tracking both our processing power provided and the total used by the pool, the mining pool operator uses its own record-keeping to determine our proportion of a given reward. We have little means of recourse against the mining pool operator if we determine the proportion of the reward paid out to us by the mining pool operator is incorrect, other than leaving the pool. If we are unable to consistently obtain accurate proportionate rewards from our mining pool operators, we may experience reduced reward for our efforts, which would have an adverse effect on our results of operations and financial condition.

Banks and financial institutions may not provide bank accounts, or may cut off certain banking or other financial services, to cryptocurrency investors or businesses that engage in bitcoin-related activities or that accept bitcoin as payment.

A number of companies that engage in bitcoin or other cryptocurrency-related activities have historically been unable to find banks or financial institutions that are willing to provide them with bank accounts and other services. In 2025, U.S. banking regulators withdrew prior guidance that had constrained the ability of banks and bank affiliates to engage with digital assets and distributed ledger technology, and subsequently issued new guidance that clarifies and expands the ability of banks to engage in such activities. Notwithstanding these developments, changing governmental regulations about the legality of transferring or holding bitcoin and other cryptocurrency may prompt banks and financial institutions to close existing bank accounts or discontinue banking or other financial services to such companies in the cryptocurrency industry, or even investors with accounts for transferring, receiving, or holding their cryptocurrency, and there can be no assurance that the current favorable regulatory posture toward banking services for cryptocurrency businesses will persist under future administrations or regulatory leadership.

Should restrictive rules and policies continue or be reinstated, we may not only be unable to obtain or maintain these services for our business but also experience business disruption if our necessary commercial partners, such as bitcoin mining pools or miner manufacturers, cannot conduct their businesses effectively due to such regulations. The difficulty that businesses that provide bitcoin or derivatives on other cryptocurrency-related activities have had and may in the future have in finding banks and financial institutions willing to provide them services may diminish the usefulness of bitcoin as a payment system and harm public perception of bitcoin. If we are unable to obtain or maintain banking services for our business as a result of our bitcoin-related activities or a disruption impacting our current banking providers, our results of operations and financial condition could be materially and adversely affected.

Blockchain technology may expose us to specially designated nationals or blocked persons or cause us to violate provisions of law.

We are subject to the rules enforced by The U.S. Department of Treasury's Office of Financial Assets Control ("OFAC"), including those prohibiting transactions with individuals and entities named on its Specially Designated Nationals list. However, because of the pseudonymous nature of blockchain transactions, we may inadvertently and without our knowledge engage in transactions with persons named on OFAC'S specially designated nationals list. Regulators have raised concerns about the potential use of cryptocurrencies, including bitcoin, to evade U.S. and international sanctions, particularly in response to geopolitical conflicts such as the Russian invasion of Ukraine and ongoing sanctions against Iran and North Korea. Since 2022, U.S. lawmakers and regulatory agencies have increased scrutiny of cryptocurrency transactions, with OFAC actively sanctioning crypto wallets linked to illicit activity and issuing enforcement actions against crypto firms for compliance failures. In April 2023, the U.S. Department of Justice charged several individuals with using cryptocurrencies to evade sanctions, signaling heightened enforcement. In prior years, the U.S. government proposed stricter regulations on cryptocurrency mixers and privacy-enhancing technologies due to their potential use in money laundering and sanctions evasion. While the current presidential administration has signaled a more accommodative posture toward the cryptocurrency industry, the regulatory landscape remains subject to change, and enforcement actions related to sanctions evasion and illicit finance may continue. We are unable to predict the nature or extent of new and proposed legislation and regulation affecting the cryptocurrency industry, or the potential impact of the use of cryptocurrencies by specially designated nationals or other blocked or sanctioned persons, which could have material adverse effects on our business and our industry more broadly. Further, we may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties as a result of any regulatory enforcement actions, which could harm our reputation and adversely affect our results of operations.

Risks Related to the Ownership of Our Securities

Our Class A common stock has recently been subject to Nasdaq delisting proceedings. While we have regained compliance with Nasdaq's listing requirements, there can be no assurance that we will maintain compliance with Nasdaq's continued listing requirements or that our Class A common stock will not be subject to delisting proceedings in the future. The delisting of our shares could negatively affect us and the price and liquidity of our Class A common stock.

Compliance with certain Nasdaq listing requirements depends upon the price of our Class A common stock, which may be impacted by market factors not within our control. We have previously received and resolved noncompliance notices from the Nasdaq listing qualifications department but can provide no assurance that we will be able to continue to maintain compliance with Nasdaq's listing requirements in the future.

If we fail to maintain compliance with Nasdaq's continued listing requirements and Nasdaq delists our Class A common stock from trading on its exchange and we are not able to list our Class A common stock on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including, among other things: decreasing availability of market quotations for our Class A common stock; resulting in a determination that our Class A common stock is a "penny stock" which will require brokers trading in our Class A common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities; reducing the liquidity and market price of our Class A common stock; reducing the number of investors willing to hold or acquire our Class A common stock, which could negatively impact our ability to raise equity financing; limiting our ability to issue additional securities or obtain additional financing in the future; decreasing the amount of news and analyst coverage of us; and causing us reputational harm with investors, our employees, and parties conducting business with us.

Because we are a "controlled company" within the meaning of the Nasdaq listing rules, our stockholders may not have certain corporate governance protections that are available to stockholders of companies that are not controlled companies.

So long as more than 50% of the voting power for the election of our directors is held by an individual, a group or another company, we will qualify as a "controlled company" within the meaning of Nasdaq's corporate governance standards. As of March 26, 2026, Atlas and its affiliates control 68.8% of the voting power of our outstanding capital stock. As a result, we are a "controlled company" within the meaning of Nasdaq's corporate governance standards and will not be subject to the requirements that would otherwise require us to have: (i) a majority of independent directors; (ii) compensation of our executive officers determined by a majority of the independent directors or a compensation committee comprised solely of independent directors; and (iii) director nominees selected or recommended for our board either by a majority of the independent directors or a nominating committee comprised solely of independent directors. Because we currently are a "controlled company," our stockholders may not have these corporate governance protections that are available to stockholders of companies that are not controlled companies.

Upon the automatic conversion of all Class B common stock into Class A common stock, which is expected to occur in September 2026, Atlas and its affiliates' voting power is expected to fall below 50%, and we anticipate that we will no longer qualify as a "controlled company" under Nasdaq rules. At that time, we would be required to comply with all corporate governance requirements applicable to non-controlled companies, including those noted above.

Additionally, Atlas and its affiliates may have their interest in us diluted as a result of future equity issuances or their own actions in selling shares of our common stock, in each case, which could result in a loss of the "controlled company" exemption under the Nasdaq listing rules. We would then be required to comply with those provisions of the Nasdaq listing requirements.

The dual class structure of our common stock has the effect of concentrating voting power with Atlas and its affiliates, which may depress the market value of the Class A common stock and will limit a stockholder or a new investor's ability to influence the outcome of important transactions, including a change in control.

While the economic rights of both classes of our common stock are the same, a share of Class A common stock has one (1) vote per share, while a share of Class B common stock has ten (10) votes per share. As of March 26, 2026, our Class B common stockholders represent approximately 66.9% of our voting power. Given the 10:1 voting ratio, even a significant

issuance of Class A common stock, and/or a transaction involving Class A common stock as consideration, may not impact Atlas' significant majority voting position in us.

Our dual class voting structure was originally enacted to ensure continuity of voting control in us for the foreseeable future. The supervoting rights of our Class B common stock expire in September 2026, at which time each outstanding share of Class B common stock will automatically convert into one share of Class A common stock, and the voting rights of all shares will be equalized. Until the automatic conversion, Atlas and its affiliates will continue to be able to control matters submitted to stockholders for approval, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions. After the conversion, Class A stockholders, including former Class B holders, will vote on an equal basis, which may dilute Atlas' current voting control and increase stockholder influence over corporate matters.

Prior to conversion, Atlas and its affiliates may have interests that differ from other stockholders and may vote their Class B common stock in a way with which other stockholders may disagree or which may be adverse to such other stockholders' interests. In addition, this concentrated control will have the effect of delaying, preventing or deterring a change in control of Greenidge, could deprive our stockholders of an opportunity to receive a premium for their capital stock as part of a sale of Greenidge, and might have a negative effect on the market price of shares of our Class A common stock.

Our issuance of a significant number of additional shares of Class A common stock in connection with any future financings, acquisitions, investments, commercial arrangements, under our stock incentive plans, or otherwise will dilute all other shareholders and our stock price could decline as a result.

In July 2024, we entered into a common stock purchase agreement (the "Common Stock Purchase Agreement") with B. Riley Principal Capital II, LLC, "B. Riley Principal II"), an affiliate of B. Riley Principal Capital, LLC ("B. Riley Principal"), pursuant to which we agreed to issue up to an aggregate of 7,300,000 shares of Class A common stock for a 36-month period beginning on the Effective Date. We issued 1,595,855 shares under the Common Stock Purchase Agreement through the date of the filing of this Annual Report.

In 2022, we entered into an At Market Issuance Sales Agreement with B. Riley Securities, Inc., pursuant to which we have issued an aggregate of 4,167,463 shares of Class A common stock through the date of the filing of this Annual Report.

In December 2023, we entered into an equity exchange agreement (the "Equity Exchange Agreement") with Infinite Reality, Inc. ("Infinite Reality"), pursuant to which we issued 180,000 shares of Class A common stock, and a one-year warrant to purchase up to 180,000 shares of Class A common stock.

In February 2024, we entered into a securities purchase agreement (the "Armistice SPA") with Armistice Capital Master Fund Ltd. ("Armistice"), pursuant to which we issued 450,300 shares of Class A common stock as SPA Shares, a pre-funded warrant (the "Pre-Funded Warrant") to purchase up to 810,205 shares of Class A common stock, which has been exercised in full, and a five-year Class A common stock purchase warrant to purchase up to 1,260,505 shares of Class A common stock. We may continue to raise capital by selling shares of Class A common stock, or instruments convertible or exercisable for Class A common stock, through future equity offerings.

In addition, we have issued equity compensation pursuant to our 2021 Equity Plan, as amended and restated, and certain inducement grants, and shares of Class A common stock to a related party in connection with the Equity Interest Payment Agreement, as described under Note 6, "*Stockholders' Deficit—Equity Interest Payment Agreement*," Note 11 "*Related Party Transactions—Equity Interest Payment Agreement*" and Note 17, "*Subsequent Events—Equity Interest Payment Agreement*," and in exchange for our debt pursuant to certain privately negotiated exchange agreements, as described under Note 5, "*Debt*," Note 6, "*Stockholders' Deficit*," and Note 17, "*Subsequent Events—Debt Exchange Agreements*." We also expect to issue shares of Class A common stock as part of our repurchase of the Senior Notes pursuant to the Exchange Offer, as described under Note 17, "*Subsequent Events—Exchange Offer*."

We cannot predict what effect, if any, actual or potential future sales of our Class A common stock will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our Class A common stock.

A significant portion of our total outstanding shares of Class A common stock are or will be registered for resale or will become eligible for resale under Rule 144, and may be sold into the market in the future. This could cause the market price of our Class A common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of our Class A common stock could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our Class A common stock.

As of the date of the filing of this Annual Report, we have registered in a registration statement on Form S-1 up to 7,300,000 shares of Class A common stock issuable pursuant to the Common Stock Purchase Agreement that may be resold from time to time, over a 36-month period beginning on the Effective Date, by B. Riley Principal II, in a registration statement on Form S-8 up to 307,684 shares of Class A common stock issuable upon the vesting and exercise of non-qualified stock option inducement grants, in four registration statements on Form S-8 an aggregate of up to 2,583,111 shares of Class A common stock that may be delivered from time to time pursuant to past and future awards under our 2021 Equity Incentive Plan, as amended and restated (the "2021 Equity Plan"), and in a registration statement on Form S-3 up to 2,521,010 shares of Class A common stock issuable pursuant to the SPA that may be resold from time to time by Armistice.

As the shares of Class A common stock registered pursuant to these registration statements can be freely sold in the public market, the market price of our Class A common stock could decline if the stockholders sell their shares or are perceived by the market as intending to sell them.

In addition, we issued 180,000 shares of Class A common stock to Infinite Reality as restricted securities in private placements under Section 4(a)(2) of the Securities Act, which shares became eligible for resale under Rule 144 under the Securities Act in June 2024, and shares of Class A common stock in exchange for our debt pursuant to certain privately negotiated exchange agreements, as described under Note 5, "*Debt*," Note 6, "*Stockholders' Deficit*," and Note 17, "*Subsequent Events—Debt Exchange Agreements*."

The market price, trading volume and marketability of our Class A common stock may be significantly affected by numerous factors beyond our control.

The market price and trading volume of our Class A common stock may fluctuate or decline. The market price of our Class A common stock has been, and is likely to continue to be, volatile. Our stock price has historically been correlated, at times, with the market price of bitcoin, which has experienced significant volatility, including periods of decline in early 2026. As a result, declines in the price of bitcoin have adversely affected, and may continue to adversely affect, the market price of our Class A common stock.

Furthermore, if the overall market for stocks of cryptocurrency-related issuers or the stock market in general experiences a loss of investor confidence, the market price of our stock could decline for reasons unrelated to our business, operating results or financial condition. The market price of our Class A common stock could be subject to arbitrary pricing factors that are not necessarily associated with traditional factors that influence stock prices or the value of non-cryptocurrency assets such as revenue, cash flows, profitability, growth prospects or business activity levels since the value and price, as determined by the investing public, may be influenced by future anticipated adoption or appreciation in value of cryptocurrencies or blockchains generally, factors over which we have little or no influence or control.

Additionally, there are many other factors that are beyond our control that may materially and adversely affect the market price of our Class A common stock, the marketability of our Class A common stock and our ability to raise capital through equity financings. These factors include, but are not limited to, the following:

- the underlying volatility in pricing of, and demand for, energy and/or bitcoin;

- price and volume fluctuations in the stock markets generally, which create highly variable and unpredictable pricing of equity securities;

- actual or anticipated variations in our annual or quarterly results of operations, including our earnings estimates and whether we meet market expectations with regard to our earnings;

- significant volatility in the market price and trading volume of securities of companies in the sectors in which our business operates, which may not be related to the operating performance of these companies and which may not reflect the performance of our businesses;

- loss of a major funding source;

- operating performance of companies comparable to us;

- changes in regulations or tax law, including those affecting the holding, transferring, or mining of cryptocurrency;

- share transactions by principal stockholders;

- the continued listing of our Class A common stock on the Nasdaq;

- recruitment or departure of key personnel;

- geopolitical factors, including the ongoing war between Russia and Ukraine, the conflict in the Israel-Gaza region, and continued hostilities in the Middle East;

- general economic trends and other external factors including inflation, new tariffs and interest rates;

- increased scrutiny by governmental authorities or individual actors or community groups regarding our business, our competitors, or the industry in which we operate;

- publication of research reports by analysts and others about us or the cryptocurrency mining industry, which may be unfavorable, inaccurate, inconsistent, or not disseminated on a regular basis;

- sentiment of retail investors about our Class A common stock and business generally (including as may be expressed on financial trading and other social media sites and online forums);

- speculation in the media or investment community about us or the cryptocurrency industry more broadly; and

- the occurrence of any of the other risk factors included in this Annual Report.

We are subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies or smaller reporting companies, and stockholders could receive less information than they might expect to receive from larger or more mature public companies.

We qualify to publicly report on an ongoing basis as an "emerging growth company" (as defined in the JOBS Act) and a "smaller reporting company" (as defined in SEC rules) under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including but not limited to:

- not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

- being permitted to include two, not three, years of audited financials in our Forms 10-K and other reduced financial disclosures;

- being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

- being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This means that an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period and so our financial statements may not be comparable to those of companies that comply with such new or revised accounting standards.

We expect to take advantage of these reporting exemptions until we are no longer an emerging growth company or smaller reporting company. We can remain an emerging growth company for up to five years from our first sale of common stock pursuant to an effective Securities Act registration statement in 2021 (or September 15, 2026), although if the market value of our Class A common stock that is held by non-affiliates exceeds $700 million or more as of June 30, 2026, we would cease to be an emerging growth company as of the following December 31. We also qualify as a smaller reporting company until our public float, as of the last day of our second fiscal quarter, exceeds $250 million; because our common stock held by our directors, executive officers and Atlas and its affiliates are excluded from the calculation of public float, we anticipate qualifying as a smaller reporting company for the near future.

Because we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies or smaller reporting companies, stockholders could receive less information than they might expect to receive from more mature or larger public companies, and the Class A common stock may experience less active trading or more price volatility as a result.

We have not historically declared or paid a dividend on our shares of Class A common stock and, consequently, the ability of stockholders to achieve a return on their investment has depended on appreciation in the price of our Class A common stock.

We have never declared or paid cash dividends on our capital stock. The declaration of dividends, if any, including the form in which they may be paid, will be subject to the discretion of our board, which may consider such factors as our results of operations, financial condition, capital needs and acquisition strategy, among others. The success of an investment in our Class A common stock will depend upon any future appreciation in the price of shares of our Class A common stock, as well as any dividend that our board may determine is advisable to declare or pay to holders of such shares. We can provide no assurance that the price of shares of our Class A common stock will appreciate above the price that a stockholder purchased its shares of Class A common stock and any potential dividend declared or paid thereon.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us more difficult, and limit attempts by stockholders to replace or remove current management.

Provisions in our second amended and restated certificate of incorporation, as amended, and our amended and restated bylaws may have the effect of delaying or preventing a change of control or changes in our management, including provisions that:

- establish a dual-class common stock structure with ten (10) votes per share for the Class B common stock and one (1) vote per share for the Class A common stock;

- vest solely in our board the power to fix the size of the board and fill any vacancies and newly created directorships;

- provide that directors may only be removed by the majority in voting power of the shares of stock then outstanding and entitled to vote thereon, voting together as a single class;

- establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by our stockholders at annual stockholder meetings; and

- require, among other things, advance board approval or subsequent approval by the board and holders of 66 2/3% of the outstanding voting stock not owned by the interested stockholder for any business combination with an interested stockholder, which is defined as a person or entity owning 15% or more of our outstanding voting stock or an affiliate or associate of us that owned 15% or more of the voting power of the outstanding voting stock at any time within a period of three years prior to the date of such determination, subject to certain exceptions.

These provisions may frustrate or prevent any attempts by our stockholders to effect a change in control, or to replace or remove our current management by making it more difficult for our stockholders to replace members of the board of directors, which is responsible for appointing the members of management.

Our second amended and restated certificate of incorporation designates the Delaware Court of Chancery as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders and provides that claims relating to causes of action under U.S. federal securities laws may only be brought in U.S. federal district courts, which could limit the ability of our stockholders to obtain a favorable judicial forum for disputes with us, our directors, officers, or employees, if any, and could discourage lawsuits against us and our directors, officers, and employees, if any.

Our second amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, employees or stockholders to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the second amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine of the laws of the State of Delaware. Our second amended and restated certificate of incorporation also provides that, unless we consent in writing to the selection of an alternative forum, the U.S. federal district courts shall, to the fullest extent permitted by applicable law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under U.S. federal securities laws.

These exclusive forum provisions may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with us or our directors, officers, or employees, if any, which may discourage such lawsuits against us and our directors, officers, and employees, if any. Alternatively, if a court were to find the choice of forum provisions contained in our second amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially and adversely affect our business, financial condition, and operating results.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 1C. CYBERSECURITY.

Cybersecurity Risk Management

We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats, as such term is defined in Item 106(a) of Regulation S-K, and have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information.

Our cybersecurity risk management program is an integral component of our overall information security platform sharing common governance processes that monitor, prevent, detect, mitigate, and remediate cybersecurity incidents and guiding continuous improvement to our broader enterprise IT infrastructure.

In support of our cybersecurity risk management program, we have adopted an Information Security Policy and Incident Response Plan. The Information Security Policy and Incident Response Plan establishes a comprehensive guide of controls and operating procedures to enable internal and external teams to prepare, detect, contain, and recover from cybersecurity incidents. Our cybersecurity risk management program also includes:

- Cybersecurity risk assessments to evaluate our readiness if certain risks were to materialize;

- Individuals, including management, employees, and external third party service providers, who are responsible for managing our cybersecurity risk assessment processes, our security controls, and our response to cybersecurity incidents;

- The use of external service providers and tools, where appropriate, to assess, test, or otherwise assist with aspects of our security controls;

- Cybersecurity awareness training of our employees, incident response planning and testing, and management; and

- Third-party risk management processes for service providers, suppliers, and vendors.

In 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition. However, despite our efforts, we may not be successful in eliminating all risks from cybersecurity threats and can provide no assurance that undetected cybersecurity incidents have not occurred. See Part I, Item 1A. "*Risk Factors—Risks Related to Our Business*" of this Annual Report for more information regarding the cybersecurity risks we face.

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee oversight of cybersecurity and other information technology risks. The Audit Committee oversees management's implementation of our cybersecurity risk management program. The Audit Committee reports to the full Board regarding its activities, including those related to cybersecurity. Management updates the Audit Committee, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential.

In addition, our management team, comprised of senior staff and executives from multiple departments within the Company, including IT, finance, legal, and operations, leads all efforts for our overall cybersecurity risk management program and supervises both our internal information security personnel with prior work experience in cybersecurity and our retained cybersecurity consultants.

ITEM 2. PROPERTIES.

We own the approximately 106 MW nameplate natural gas power generation facility used by our Cryptocurrency Datacenter and Power Generation Segment, which is located on our 162-acre property in Torrey, New York. Our Torrey mining operations take place at this facility. This property is subject to a lease/leaseback relationship with the Yates County Industrial Development Agency. In consideration for certain incentives provided by the Yates County Industrial Development Agency, we are committed to certain investment and job creation obligations, all of which have been fulfilled. The primary obligations are the continuation of employment, including the Yates County Industrial Development Agency as an additional insured on various insurance policies and the completion of annual reporting forms. The payment in lieu of taxes agreement executed by the Yates County Industrial Development Agency and us provides predictability with respect to the increase in the annual real property tax burden on the power plant.

We also own an additional 143 acres of land located in Torrey, New York. Approximately 29 acres are occupied by a landfill previously used to dispose of coal ash by the power plant's former owners.

We own the 4.6-mile-long natural gas pipeline that runs from our power plant facility, to the connector pipeline in Milo, Yates County, New York. We also hold a series of easements and right-of-way agreements with landowners through whose land the pipeline runs.

We own a 5.6-acre tract of land with over 73,000 square feet of industrial warehouse space in Columbus, Mississippi. We also own a 34-acre greenfield site in Columbus, Mississippi, which we expect will provide access to 40 MW of power capacity in the first quarter of 2027.

We have a 7.5 MW mining capacity lease in North Dakota, which has a term of five years and provides us with energy to power mining at a cost of $58.50/MWh.

ITEM 3. LEGAL PROCEEDINGS.

From time to time, we may become involved in various lawsuits and legal proceedings that arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these, or other matters, may arise and harm our business. Other than as set forth in Note 10, "*Commitments and Contingencies*" in the Notes to Consolidated

Financial Statements included in Item 8 of this Annual Report, including, without limitation, the subsection titled "Title V Air Permit Renewal Litigation and Stipulation of Settlement," which is incorporated herein by reference, we are currently not aware of any such legal proceedings or claims that we believe will have an adverse effect on our business, financial condition, or operating results.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information for Our Class A Common Stock

Greenidge's Class A common stock is listed under the ticker symbol "GREE" on the Nasdaq Global Select Market, which is the principal market for such stock. As of December 31, 2025, 13,068,603 shares of Greenidge Class A common stock were issued and outstanding. Our Class B common stock is not listed or traded on any stock exchange.

Holders of Record

As of March 26, 2026, we had 35 registered holders of our Class A common stock, including Cede & Co., the nominee for the Depository Trust Company and 7 registered holders of our Class B common stock. The Class A common stock registered holders' number excludes stockholders whose stock is held in nominee or street name by brokers.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. The declaration of dividends, if any, including the form in which they may be paid, will be subject to the discretion of our board, which may consider such factors as our results of operations, financial condition, capital needs and acquisition strategy, among others.

Recent Sales of Unregistered Securities and Use of Proceeds

Debt Exchange Agreements. During the year ended December 31, 2025, we entered into privately negotiated exchange agreements, pursuant to which we issued shares of our Class A common stock in exchange for principal amounts of our Senior Notes. During the year ended December 31, 2025, we issued an aggregate of 1,242,456 shares of our Class A common stock in exchange for $2.8 million aggregate principal amount of our Senior Notes. Such transactions were exempt from registration under Section 3(a)(9) of the Securities Act.

Equity Interest Payment Agreement. During the year ended December 31, 2025, we issued an aggregate of 752,742 shares of Class A common stock to settle a $1.4 million letter of credit extension payment and 325,177 shares of Class A common stock to settle $0.4 million in accrued interest payments pursuant to the Equity Interest Payment Agreement, as described under Note 6, "Stockholders' Deficit—Equity Interest Payment Agreement," Note 11 "Related Party Transactions—Equity Interest Payment Agreement." Such issuances were exempt from registration under Section 4(a)(2) of the Securities Act.

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included herein. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are presented in U.S. dollars. The following discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under "Risk Factors," "Cautionary Statement Regarding Forward-Looking Statements" and elsewhere in this Annual Report, our actual results may differ materially from those

anticipated in these forward-looking statements and the going concern discussion in Note 2, "Significant Accounting Policies—Going Concern," in the Notes to Consolidated Financial Statements. You should carefully review the sections titled "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors" in this Annual Report.

Overview

We are a developer and operator of datacenters and powered assets designed to support energy-intensive computing workloads. We currently build, maintain and operate datacenters focused on bitcoin mining, along with related power and electric infrastructure. We are increasingly focused on leveraging our power generation assets, grid interconnection rights and datacenter development expertise to support AI and HPC workloads, which we believe represent a significant long-term growth opportunity.

We own and operate a vertically integrated cryptocurrency datacenter and power generation facility in Torrey, New York, which includes a natural gas power generation plant with approximately 106 MW of nameplate capacity. We also own a 34-acre greenfield site in Columbus, Mississippi, which we expect will provide access to 40 MW of datacenter capacity by the first quarter of 2027. Additionally, we have 7.5 MW of self-mining capacity in North Dakota through a five-year lease which provides us with energy access to support our cryptocurrency mining operations. We operated 7 MW of self-mining capacity at the Mississippi Facility prior to the sale of the facility on September 16, 2025.

We generate revenue from three primary sources: (1) datacenter hosting, (2) cryptocurrency mining, and (3) power and capacity.

We generate all the power we require for operations in the New York Facility, where we enjoy relatively lower market prices for natural gas due to our access to the Millennium Gas Pipeline price hub. We believe our competitive advantages include efficiently designed mining infrastructure and in-house operational expertise that we believe is capable of maintaining a higher operational uptime of miners. We are mining bitcoin and hosting bitcoin miners, which contributes to the security and transactability of the bitcoin ecosystem while concurrently supplying power to meet the increasingly growing power needs of homes and businesses in the region served by our New York Facility.

Our datacenter operations consist of approximately 23,900 miners with approximately 2.7 EH/s of combined capacity for both datacenter hosting and cryptocurrency mining, of which 17,000 miners, or 1.7 EH/s, are associated with datacenter hosting and 6,900 miners, or 1 EH/s, are associated with our cryptocurrency mining.

Results from Operations

The following table sets forth key components of our results from operations during the years ended December 31, 2025 and 2024.

$ in thousands	Years Ended December 31, 2025	2024	Variance $	%
Total revenue	$ 58,777	$ 59,533	$ (756)	(1)%
Cost of revenue (exclusive of depreciation shown below)	49,767	41,108	8,659	21 %
Depreciation	11,810	13,471	(1,661)	(12)%
Selling, general and administrative expenses	12,498	17,294	(4,796)	(28)%
Loss (gain) on digital assets	21	(2,154)	2,175	(101)%
Loss (gain) on sale of asset	(11,475)	641	(12,116)	(1890)%
Impairment of long-lived assets	—	169	(169)	(100)%
Gain on insurance proceeds	(399)	—	(399)	N/A
Remeasurement of environmental liability	350	453	(103)	(23)%
Operating loss	(3,795)	(11,449)	7,654	(67)%
Other income (expense):				
Interest expense, net	(4,033)	(7,082)	3,049	(43)%
Change in fair value of warrant asset	—	(477)	477	(100)%
Impairment of equity securities	—	(869)	869	(100)%
Gain on troubled debt restructuring	11,862	—	11,862	N/A
Gain on extinguishment of debt	406	—	406	N/A

Loss on liquidation of subsidiary		(348)		—		(348)	N/A
Gain on non-refundable deposit		400		—		400	N/A
Gain on settlement of related party liability		224		—		224	N/A
Other income, net		91		23		68	296 %
Total other income (expense), net		8,602		(8,405)		17,007	(202)%
Income (loss) before taxes		4,807		(19,854)		24,661	(124)%
Benefit from income taxes		(479)		(69)		(410)	594 %
Net income (loss)	$	5,286	$	(19,785)	$	25,071	(127)%
Other Financial Data (a)							
EBITDA	$	20,650	$	699	$	19,951	2854 %
as a percent of revenues		*35.1 %*		*1.2 %*			
Adjusted EBITDA (loss)	$	(2,658)	$	5,490	$	(8,148)	(148)%
as a percent of revenues		*(4.5)%*		*9.2 %*			

a) Metrics under Other Financial Data are non-GAAP performance measures. A reconciliation of reported amounts to adjusted amounts can be found in the "Non-GAAP Measures and Reconciliations" section of this Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A").

Key Metrics

The following table provides a summary of key metrics related to the years ended December 31, 2025 and 2024.

		Years Ended December 31,			Variance		
$ in thousands, except $ per MWh and average bitcoin price		**2025**		**2024**		**$**	**%**
Cryptocurrency mining	$	15,222	$	19,061	$	(3,839)	(20)%
Datacenter hosting		21,488		29,838		(8,350)	(28)%
Power and capacity		22,067		10,634		11,433	108 %
Total revenue	$	58,777	$	59,533	$	(756)	(1)%
Components of revenue as % of total							
Cryptocurrency mining		26 %		32 %			
Datacenter hosting		37 %		50 %			
Power and capacity		37 %		18 %			
Total revenue		100 %		100 %			
MWh							
Cryptocurrency mining		167,383		184,077		(16,694)	(9)%
Datacenter hosting		326,395		436,733		(110,338)	(25)%
Power and capacity		223,630		164,532		59,098	36 %
Revenue per MWh							
Cryptocurrency mining	$	91	$	104	$	(13)	(13)%
Datacenter hosting	$	66	$	68	$	(2)	(3)%
Power and capacity	$	99	$	65	$	34	54 %
Cost of revenue (exclusive of depreciation)							
Cryptocurrency mining	$	11,218	$	12,080	$	(862)	(7)%
Datacenter hosting	$	22,581	$	22,237	$	344	2 %
Power and capacity	$	15,968	$	6,791	$	9,177	135 %
Cost of revenue per MWh (exclusive of depreciation)							
Cryptocurrency mining	$	67	$	66	$	1	3 %
Datacenter hosting	$	69	$	51	$	18	37 %
Power and capacity	$	71	$	41	$	30	72 %
Cryptocurrency Mining Metrics							
Bitcoins produced:							
Cryptocurrency mining		150		309		(159)	(51)%
Datacenter hosting		221		632		(411)	(65)%
Total Bitcoins produced		371		941		(570)	(61)%

Average bitcoin price	101,633	65,825	35,808	54 %
Average active hashrate (EH/s) Company-owned miners	827,050	795,166	31,884	4 %
Average active hashrate (EH/s) Hosted miners	1,192,820	1,642,105	(449,285)	(27)%
Average difficulty (in trillions of hash)	128.4 T	87.3 T	41.1 T	47 %

Revenue per MWh for datacenter hosting, cryptocurrency mining and power and capacity are used by management to consider the extent to which we may generate electricity to either produce cryptocurrency or sell power to the New York wholesale power market. Cost of revenue (excluding depreciation) per MWh represents a measure of the cost of natural gas, emissions credits, payroll and benefits and other direct production costs associated with the MWh's produced to generate the respective revenue category for each MWh utilized. Depreciation expense is excluded from the cost of revenue (exclusive of depreciation) per MWh metric; therefore, not all cost of revenues for datacenter hosting, cryptocurrency mining and power and capacity are fully reflected. To the extent any other cryptocurrency datacenters are public or may go public, the cost of revenue (exclusive of depreciation) per MWh metric may not be comparable because some competitors may include depreciation in their cost of revenue figures.

Average bitcoin price is derived from the daily average bitcoin price at open as reported by Coinbase, a leading cryptocurrency exchange.

Average hashrate is Greenidge's average computing power over the period supplied to pool operators, which is measured using data from the pool operators.

Average difficulty is a measure of how difficult and time-consuming it is to find the right hash to solve the algorithm on the blockchain in order to receive a reward. Difficulty increases or decreases over time, depending on the amount of hashrate being provided to the network. It is the number of hashes it takes to solve the algorithm on the bitcoin blockchain. Our measure of Average difficulty is derived from the daily average difficulty reported by Coinmetrics, a leading provider of crypto financial intelligence.

Revenue

During the year ended December 31, 2025, Greenidge increased power and capacity MWhs due to favorable power and capacity economics, while reducing MWhs dedicated to hosting services. At December 31, 2025, Greenidge datacenter operations consisted of approximately 23,900 miners with approximately 2.7 EH/s of combined capacity for both datacenter hosting and cryptocurrency mining, of which 17,000 miners, or 1.7 EH/s, is associated with datacenter hosting and 6,900 miners, or 1.0 EH/s, is associated with Greenidge's cryptocurrency mining.

Cryptocurrency mining revenue

For our cryptocurrency mining revenue, we generate revenue in the form of bitcoin by earning bitcoin as rewards and transaction fees for supporting the global bitcoin network with miners owned by us. Our cryptocurrency mining revenue decreased by $3.8 million, or 20%, to $15.2 million during the year ended December 31, 2025.

We estimate that the decrease was primarily driven by the 47% increase in the difficulty factor and the lower bitcoin rewards as a result of the halving that occurred in April 2024, which was partially offset by the 54% increase in the average price of bitcoin year-over-year, as well as a 4% increase in average hashrate in company-owned miners compared to prior year.

The miners associated with our cryptocurrency mining for the year ended December 31, 2025 were comprised as follows:

Vendor and Model	Number of Miners
Bitmain S19	600
Bitmain S19 Pro	200
Bitmain S19j Pro	100
Bitmain S19 XP	4,500
Bitmain S19 Hydro	200
Bitmain S21 Pro	600

Bitmain S21+	550
AvalonMiner 1566-209	150
	6,900

As of December 31, 2025, our fleet of miners ranged in age from 0.7 to 4.3 years and had an average age of approximately 2.3 years. We do not have scheduled downtime for our miners. When we have unscheduled downtime, we may from time to time replace a miner with a substitute miner to minimize overall fleet downtime. As of December 31, 2025, our fleet of miners ranged in efficiency from approximately 15.0 to 34.2 joules per terahash ("J/TH") and had an average efficiency of 21.1 J/TH.

The table below presents the average cost of mining each bitcoin for the years ended December 31, 2025 and 2024:

Cost of Mining - Analysis of Costs to Mine One Bitcoin	December 31, 2025	December 31, 2024
Cost to mine one bitcoin[1]	$ 74,787	$ 39,094
Value of each bitcoin mined[2]	$ 101,480	$ 61,686
Cost to mine one bitcoin as % of value of bitcoin mined	73.7 %	63.4 %

(1) Computed as cost of revenue of cryptocurrency mining divided by number of bitcoins produced from cryptocurrency mining.
(2) Computed as cryptocurrency mining revenue divided by number of bitcoins produced from cryptocurrency mining.

Datacenter hosting revenue

Under the NYDIG Hosting Agreement, we generate revenue from a reimbursement fee that covers the cost of power and direct costs associated with management of the mining facilities, a hosting fee and a gross profit-sharing arrangement. The arrangement covers substantially all of our current mining capacity at the New York Facility. We generated revenue of $21.5 million and $29.8 million in 2025 and 2024, respectively. This decrease of $8.4 million was due to a 47% increase in average difficulty and a 25% decrease in hosting MWhs, partially offset by a 54% increase in the average price of bitcoin. We managed approximately 1.2 EH/s of average active hash rate in our hosting services, which produced approximately 221 bitcoins.

Power and capacity revenue

Power and capacity revenue at our New York Facility is earned when we sell capacity and energy and ancillary services to the wholesale power grid managed by the NYISO. Through these sales, we earn revenue in three streams, including: (1) power revenue received based on the hourly price of power; (2) capacity revenue for committing to sell power to the NYISO when dispatched; and (3) other ancillary service revenue received as compensation for the provision of operating reserves.

Our power and capacity revenue increased $11.4 million, or 108%, to $22.1 million in 2025. We estimate that higher power and capacity sales volume due to increased demand and higher average power and capacity prices caused revenue increases of approximately 36% and 72%, respectively.

Cost of revenue

	Years Ended December 31,		Variance	
$ in thousands	2025	2024	$	%
Cryptocurrency mining	$ 11,218	$ 12,080	$ (862)	(7)%
Datacenter hosting	22,581	22,237	344	2 %
Power and capacity	15,968	6,791	9,177	135 %
Total cost of revenue (exclusive of depreciation)	$ 49,767	$ 41,108	$ 8,659	21 %
As a percentage of total revenue	*84.7 %*	*69.1 %*		

Total cost of revenue, exclusive of depreciation, increased $8.7 million, or 21%, to $49.8 million during 2025 as compared to the prior year. We estimate the increase is composed of approximately 15% due to higher natural gas costs primarily due to a 47% increase in natural gas prices, as well as a 5% overall increase due to a 9% increase in average emissions cost compared to the prior period, as well as a 3% increase due to higher electricity costs compared to the prior period.

Our New York Facility allocates its cost of revenue between datacenter hosting, cryptocurrency mining and power and capacity based on their respective MWh consumption on a pro rata basis.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased $4.8 million, or 28%, to $12.5 million during the year ended December 31, 2025 as compared to the prior year period. The main drivers of the decrease in selling, general and administrative expenses were:

- Total payroll and benefits and stock compensation decreased approximately $0.6 million and $1.1 million, respectively, in 2025 compared to the prior year, as a result of declines in employee expenses related to the corporate overhead cost, a decrease in incentive compensation and the forfeiture of unvested stock options;

- Total insurance expense decreased approximately $2 million in 2025 compared to the prior year, as a result of declines in coverage related to umbrella, property, and liability policies due to a lower asset base;

- Decrease of approximately $0.6 million in professional services and consulting expenses resulting from reduced discretionary spending;

- Total legal costs decreased approximately $0.3 million in 2025 compared to the prior year, as a result of declines in attorney and legal counsel fees, primarily as a result of fewer significant transactions in 2025 as compared to 2024; and

- Decrease of approximately $0.3 million due to less environmental remediation expenses incurred during 2025 compared to the prior year period.

Loss (gain) on digital assets

We recognized a loss on digital assets of $21.0 thousand for the year ended December 31, 2025 as a result of a decrease in the price of bitcoin in the last quarter of 2025. The loss consisted of a $3.0 million unrealized loss on digital assets held in treasury, offset by a $3.0 million realized gain on sales of bitcoin during the year. There was a $1.4 million unrealized gain on digital assets and a $0.7 million realized gain on sales of bitcoin during the year ended December 31, 2024.

Loss (gain) on sale of assets

We recognized a gain on the sale of assets of $11.5 million during the year ended December 31, 2025, primarily due to a $10.5 million gain on sale of our 152-acre property in South Carolina and a $1.4 million gain on sale of assets from our Mississippi plant, which comprised miner infrastructure, miners and land, as well as other long-lived assets during the year. During the year ended December 31, 2024, we recognized a $0.6 million loss on the sale of assets.

Depreciation

Depreciation decreased $1.7 million, or 12%, to $11.8 million for the year ended December 31, 2025 as compared to the prior year period due to a lower asset base.

Impairment of long-lived assets

As a result of the impairment assessments conducted during the years ended December 31, 2025 and 2024 we recognized impairment charges of nil and $0.2 million, respectively. The impairment charge recognized during the year ended December 31, 2024 was associated with long-lived assets to reduce the net book value of our company to fair value. See Note 4, "*Property and Equipment, Net*," in the Notes to Consolidated Financial Statements for a further discussion of the impairment.

Remeasurement of environmental liabilities

We recognize environmental liabilities in accordance with ASC 410-30, Asset Retirement and Environmental Obligations. As of December 31, 2025 we have recognized environmental liabilities for a coal-ash pond and landfill which were inherited

due to the legacy coal operations at our property in Torrey, New York. These costs are considered to be both probable and estimable. We have recorded a total environmental liability of $31.0 million and $30.7 million as of December 31, 2025 and 2024, respectively, for the remediation of these sites. We recognized a charge of $0.4 million and $0.5 million during the years ended December 31, 2025 and 2024, respectively, for the remeasurement of environmental liabilities. The charges for the years ended December 31, 2025 and 2024 were as a result of an update in the cost estimates associated with the landfill post closure liabilities as part of our continuing evaluation of the site.

We have estimated the cost of remediation by developing a remediation plan in consultation with environmental engineers, periodically obtaining quotes for estimated construction costs and adjusting estimates for inflationary factors based on the expected timing of the remediation work. Estimates include anticipated post-closure costs including monitoring and maintenance of the site. Estimates are based on various assumptions that are sensitive to changes including, but not limited to, closure and post-closure cost estimates, timing of expenditures, escalation factors, and requirements of granted permits. Additional material adjustments to the environmental liability may occur in the future due to required changes to the scope and timing of the remediation, changes to regulations governing the closure and remediation of CCR sites and changes to cost estimates due to inflationary or other economic factors.

Operating loss

As a result of the factors described above, operating loss from operations was $3.8 million for the year ended December 31, 2025 as compared to $11.4 million for the year ended December 31, 2024.

Total other income (expense), net

During the year ended December 31, 2025, other expense, net decreased $17.0 million, or 202%, to other income, net of $8.6 million, primarily due to decreased interest expense and a gain on troubled debt restructuring as a result of the privately negotiated exchange agreements, the public tender/exchange offers and open market debt repurchases, as well as the absence of impairment of equity securities and changes in fair value of warrant asset that existed in the prior year.

Benefit from income taxes

Our effective tax rate for the year ended December 31, 2025 was (9.96)%, which was lower than the statutory rate of 21% because we have a full valuation allowance on deferred tax assets. We recorded and will continue to carry a full valuation allowance against our gross deferred tax assets that will not reverse against deferred tax liabilities within the scheduled reversal period. Our effective tax rate for the year ended December 31, 2024 was 0.35%.

Net income (loss)

As a result of the factors described above, we recognized net income of $5.3 million for the year ended December 31, 2025 as compared to a net loss of $19.8 million for the year ended December 31, 2024.

Non-GAAP Measures and Reconciliations

The following non-GAAP measures are intended to supplement investors' understanding of our financial information by providing measures which investors, financial analysts, and management use to help evaluate our operating performance. Items which we do not believe to be indicative of ongoing business trends are excluded from these calculations so that investors can better evaluate and analyze historical and future business trends on a consistent basis. Definitions of these non-GAAP measures may not be comparable to similar definitions used by other similarly titled measures computed by other companies, because all companies may not calculate these non-GAAP financial measures in the same fashion. These results should be considered in addition to, not as a substitute for, results reported in accordance with U.S. GAAP.

EBITDA and Adjusted EBITDA (loss)

"EBITDA" is defined as earnings before taxes, interest, and depreciation and amortization. "Adjusted EBITDA" is defined as EBITDA adjusted for stock-based compensation and other special items determined by management, including, but not limited to business expansion costs, impairments of long-lived assets, remeasurement of environmental liabilities and restructuring as they are not indicative of business operations. EBITDA and Adjusted EBITDA are intended as supplemental measure of our performance that is neither required by, nor presented in accordance with, U.S. GAAP. Management

believes that the use of EBITDA and Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial measures with those of comparable companies, which may present similar non-GAAP financial measures to investors. However, you should be aware that when evaluating EBITDA and Adjusted EBITDA, we may incur future expenses similar to those excluded when calculating these measures. In addition, our presentation of these measures should not be construed as an inference that its future results will be unaffected by unusual or non-recurring items.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with U.S. GAAP. We compensate for these limitations by relying primarily on our U.S. GAAP results and using EBITDA and Adjusted EBITDA on a supplemental basis. You should review the reconciliations of Net income (loss) to EBITDA and Adjusted EBITDA below and not rely on any single financial measure to evaluate our business. The reported amounts in the table below are from our Consolidated Statements of Operations and Comprehensive Income (Loss) in our Consolidated Financial Statements included in this Annual Report.

Adjusted Free Cash Flow

"Adjusted Free Cash Flow" is defined as net cash flow provided by (used for) operating activities less purchases of and deposits for property and equipment, which is then adjusted to add revenue from digital assets production and remove proceeds from the sale of digital assets already included in operating activities. Digital assets (i.e., bitcoin) generated from mining are treated as an adjustment to reconcile net income (loss) to cash used in operating activities in the GAAP financial statements. This Adjusted Free Cash Flow measure approximates the Company's cash flow as if such digital assets, which are highly liquid, continued to be liquidated at the time of receipt, and presented within operating activities, instead of being presented within investing activities as a result of the Company's bitcoin retention strategy. Adjusted Free Cash Flow is not intended to be a measure of residual cash available for management's discretionary use since it omits significant sources and uses of cash flow, including, without limitation, mandatory debt repayments and realized and unrealized gains (losses) on digital assets.

Total Debt and Net Debt

"Total Debt" differs from the GAAP measure of total long-term debt as it represents the aggregate outstanding principal indebtedness under the Company's 8.50% Senior Notes due 2026 and 10.00% Senior Notes due 2030, excluding adjustments for unamortized discounts, premiums, and issuance costs that are netted against the principal under GAAP to arrive at the carrying value. "Net Debt" is defined as Total Debt less cash and cash equivalents (including restricted cash) and digital assets. The most directly comparable GAAP financial measure to Total Debt and Net Debt is total long-term debt (including the current portion), which is reported at amortized cost on the Company's consolidated balance sheet in accordance with U.S. GAAP (ASC 470-60).

| | Years Ended December 31, | | Variance | |
	2025	2024	$	%
EBITDA and Adjusted EBITDA				
Net income (loss)	$ 5,286	$ (19,785)	$ 25,071	(127)%
Benefit from income taxes	(479)	(69)	(410)	594 %
Interest expense, net	4,033	7,082	(3,049)	(43)%
Depreciation	11,810	13,471	(1,661)	(12)%
EBITDA	20,650	699	19,951	2854 %
Stock-based compensation	760	2,182	(1,422)	(65)%
Impairment of long-lived assets	—	169	(169)	(100)%
Gain on insurance proceeds	(399)	—	(399)	N/A
Loss on liquidation of subsidiary	348	—	348	N/A
Remeasurement of environmental liability	350	453	(103)	(23)%
Impairment of equity securities	—	869	(869)	(100)%
Change in fair value of warrant asset	—	477	(477)	(100)%

Gain on troubled debt restructuring	(11,862)	—	(11,862)	N/A
Gain on extinguishment of debt	(406)	—	(406)	N/A
Gain on non-refundable deposit	(400)	—	(400)	N/A
Gain on settlement of related party liability	(224)	—	(224)	N/A
Loss (gain) on sale of assets	(11,475)	641	(12,116)	(1890)%
Adjusted EBITDA (loss)	$ (2,658)	$ 5,490	$ (8,148)	(148)%

	Years Ended December 31,		Variance	
	2025	2024	$	%
Adjusted Free Cash Flow				
Net cash flow used for operating activities	$ (14,994)	$ (12,044)	$ (2,950)	24 %
Revenues from digital assets production	15,222	19,061	(3,839)	(20)%
Revenues from digital assets production in operating activities	—	(11,149)	11,149	(100)%
Purchases of and deposits for property and equipment	(2,459)	(10,422)	7,963	(76)%
Adjusted Free Cash Flow	$ (2,231)	$ (14,554)	$ 12,323	85 %

	As of December 31,		Variance	
Net Debt	2025	2024	$	%
8.50% Senior Notes due 2026	$ 36,664	$ 68,541	$ (31,877)	(47)%
10.0% Senior Notes due 2030	2,280	—	2,280	N/A
Total Debt	38,944	68,541	(29,597)	(43)%
Less:				
Cash and cash equivalents	(19,572)	(8,619)	(10,953)	127 %
Digital assets	(6,477)	(6,950)	473	(7)%
Net Debt	$ 12,895	$ 52,972	$ (40,077)	(76)%

Liquidity and Capital Resources

On December 31, 2025, we had cash and cash equivalents of $19.6 million and digital assets of $6.5 million. To date, we have primarily relied on debt and equity financing to fund our operations, including meeting ongoing working capital needs. We have historically incurred operating losses and negative cash flows from operations.

Management has taken certain actions since 2022 to improve our liquidity, including, among other things, the sale of assets, the proceeds of which were used to extinguish $80.3 million of long-term debt, and significant restructuring activities to materially reduce selling, general and administrative expenses. In addition to these actions taken in prior years, we completed the following transactions in 2025 to continue to improve our liquidity position:

- On December 11, 2025, we completed the sale of the 152 acres of the South Carolina Land we owned in Spartanburg, South Carolina and an assignment of our rights to 60 MW of electrical services, which is expected to be made available to the South Carolina Land by September 2026, to an affiliate of The Lightstone Group and Lighthouse Datacenters for $18.0 million in cash paid at closing and the right to receive up to $18.0 million in additional future contingent payments. Any future contingent payments are payable at $180,000 per MW of power capacity made available to the South Carolina Land before December 31, 2030, to the extent such capacity exceeds the Initial Load. We recognized a gain on the sale of $10.5 million and have not recognized any consideration related to the additional future contingent payments as they are not realizable as of December 31, 2025.

- On August 1, 2025, we entered into the APA and certain ancillary agreements to sell certain assets comprising the Mississippi Facility, other than the adjoining 5.6-acre tract of land with over 73,000 square feet of industrial warehouse space, for $4.2 million in cash, which closed on September 16, 2025 (see Note 4, "*Property and Equipment*").

- During 2025 and 2024, we entered into privately negotiated exchange agreements, pursuant to which we issued an aggregate of 1,934,889 shares of our Class A common stock and paid an aggregate of $2.9 million in cash in exchange for $14.5 million in aggregate principal amount of the Senior Notes.

- During 2025, we completed a series of public tender/exchange offers, pursuant to which we repurchased $15.0 million in aggregate principal amount of the Senior Notes for a total of $5.7 million in cash and exchanged an additional $5.0 million in aggregate principal amount of the Senior Notes for $2.3 million in aggregate principal amount of the New Notes.

- During 2025, we paid $0.7 million in cash to repurchase an aggregate of $1.1 million principal amount of the Senior Notes in open market transactions. We recognized a gain on extinguishment of debt of $0.4 million as a result of such open market repurchases.

Following the conclusion of the privately negotiated exchanges, the public tender/exchange offers and open market debt repurchases, we had $36.7 million in aggregate principal amount of the Senior Notes outstanding, along with $3.1 million of capitalized contractual interest payments, and $2.3 million in aggregate principal amount of the New Notes outstanding, along with $1.0 million of capitalized contractual interest payments. The Senior Notes mature on October 31, 2026, at which time all outstanding principal, together with any accrued and unpaid interest thereon, will become due. The New Notes mature on June 30, 2030, at which time all outstanding principal, together with any accrued and unpaid interest thereon, will become due. See Note 5, *"Debt"* for additional information.

We are considering various alternatives to address our obligations under the Senior Notes, including:

- The retirement or repurchase of our outstanding debt through cash purchases and/or exchanges for equity or other debt securities, which may be conducted in open market purchases, privately negotiated transactions or other transactions. Such repurchases or exchanges, if any, will be on terms and at prices determined by us, and will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material and, to the extent equity is used, may be dilutive to existing stockholders.

- Issuances of new debt and/or equity to refinance, repay or otherwise satisfy the existing Senior Notes.

Our cash flow projections indicate that we will have sufficient liquidity to meet our cash requirements through the third quarter of 2026 but will not be sufficient to satisfy the debt payments due in October 2026. Our operating cash flows are highly dependent on bitcoin mining economics commonly measured by hashprice. Increases in the price of bitcoin benefit us by increasing the amount of revenue earned for each bitcoin earned, while increases in the difficulty to mine a bitcoin adversely affect us by decreasing the number of bitcoin earned. In addition, increases in the costs of electricity, natural gas, and emissions credits adversely affect us by increasing operating costs. Depending on our assumptions regarding the bitcoin hashprice and energy price inputs, the estimates of the amounts of required liquidity vary significantly. There can be no assurance that our assumptions used to estimate liquidity requirements and future cash burn rates will be correct, and the ability to be predictive is uncertain due to the limited ability to predict future bitcoin and energy prices. Additionally, our ability to achieve projected cash flows depends on our ability to obtain and comply with required permits and licenses, including the Title V Air Permit for our New York facility. While this permit is subject to the Stipulation, it may still face legal challenges from third-party environmental groups (see Note 10, "*Commitments and Contingencies*"), which may have an adverse impact on our operations and our ability to meet cash flow forecasts.

Given the uncertainty regarding our financial condition over the next 12 months from the date the consolidated financial statements contained in this Annual Report were issued, we have concluded that there is substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and other commitments as of December 31, 2025, and the years in which these obligations are due:

$ in thousands	Total	2026	2027-2028	2029-2030	Thereafter
Debt payments	$ 43,086	$ 40,008	$ 456	$ 2,622	$ —
Leases	136	38	78	20	—

Self-mining capacity obligation	12,488	3,843	7,697	948	—
Environmental obligations	31,032	—	9,311	13,425	8,296
Natural gas transportation	9,006	1,896	3,792	3,318	—
Total	$ 95,748	$ 45,785	$ 21,334	$ 20,333	$ 8,296

The debt payments included in the table above include the principal and interest amounts due. The lease payments include fixed monthly rental payments and exclude any variable payments. Environmental obligations are based on estimates subject to various assumptions including, but not limited to, closure and post-closure cost estimates, timing of expenditures, escalation factors, and requirements of granted permits. Additional adjustments to the environment liability may occur periodically due to potential changes in remediation requirements regarding coal combustion residuals which may lead to material changes in estimates and assumptions. Self-mining capacity obligation payments are based on required minimum usage in connection to its capacity lease agreement. Natural gas transportation payments for the transportation of 15,000 dekatherms of natural gas per day by Empire Pipeline Incorporated.

Summary of Cash Flow

The following table provides information about our net cash flow for the years ended December 31, 2025 and 2024.

	Years Ended December 31,	
$ in thousands	2025	2024
Net cash used for operating activities	$ (14,994)	$ (12,044)
Net cash provided by (used for) investing activities	36,553	(3,888)
Net cash provided by (used for) financing activities	(10,606)	11,239
Net change in cash and cash equivalents	10,953	(4,693)
Cash and cash equivalents at beginning of year	8,619	13,312
Cash and cash equivalents at end of period	$ 19,572	$ 8,619

Operating Activities

Net cash used for operating activities was $15.0 million for the year ended December 31, 2025, as compared to cash used for operating activities of $12.0 million for the year ended December 31, 2024. The variance in operating cash flow during the year ended 2025 as compared to 2024 was driven by a decrease in proceeds from the sale of digital assets due to our bitcoin retention strategy, a decrease in accounts payable, a decrease in contract liabilities and an increase in other operating assets due to the funding of a trust for environmental remediation costs, which was partially offset by an increase in accrued emissions expense and related party payables, a decrease in emissions and carbon offsets due to the surrender of credits for the current control period, and a decrease in revenues from digital assets production.

Investing Activities

Net cash provided by investing activities was $36.6 million for the year ended December 31, 2025, as compared to $3.9 million used for investing activities for the year ended December 31, 2024. The increase is primarily related to $8.0 million of lower purchases of and deposits for property and equipment compared to the prior year due to the lower miner purchases, an increase of proceeds from the sale of assets of $19.9 million and an increase of proceeds from the sale of digital assets of $12.2 million.

Financing Activities

Net cash used for financing activities was $10.6 million for the year ended December 31, 2025, as compared to $11.2 million provided by financing activities for the year ended December 31, 2024. The decrease is primarily related to the absence of activity under our equity financing agreements in 2025 and cash payments in connection with privately negotiated exchange agreements, public tender/exchange offers and open market repurchases of the Senior Notes.

Financing Arrangements

See Note 5, "*Debt*," Note 6, "*Stockholders' Deficit*" and Note 17, "*Subsequent Events*" in the Notes to Consolidated Financial Statements for details regarding our financing arrangements.

Recent Accounting Pronouncements

Information regarding new accounting pronouncements is included in Note 2, "*Significant Accounting Policies*", in the Notes to Consolidated Financial Statements.

Critical Accounting Policies and Estimates

Our significant accounting policies are discussed in detail in Note 2, "Significant Accounting Policies," in the Notes to Consolidated Financial Statements for the year ended December 31, 2025; however, we consider our critical accounting policies and estimates to be those related to the valuation of long-lived assets and remeasurement of environmental obligations.

Valuation of Long-Lived Assets

In accordance with ASC 360-10, we review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of a long-lived asset, management evaluates whether the estimated future undiscounted net cash flows, based on prevailing market conditions, from the asset are less than its carrying amount. If impairment is indicated, the long-lived asset is written down to fair value. We determined that a triggering event had occurred as of December 31, 2025 due to declines in hashprice, driven by lower bitcoin rewards for miners post-halving, increases in the difficulty factor due to increase in the overall hashrate as more efficient miners entered the market, combined with a decline in bitcoin price in the fourth quarter of 2025. For the purposes of performing the recoverability test, we consider the New York Facility and North Dakota Facility to be separate asset groups representing the lowest level of identifiable independent cash flows. We concluded that projected undiscounted cash flows for the New York Facility were in excess of the carrying value of the asset group, and therefore, the assets are considered to be recoverable and no determination of impairment was necessary. For the North Dakota Facility, we determined that the projected undiscounted cash flows were below the carrying value of the asset group and performed the second step of the impairment test. We determined that no impairment was to be recorded as the fair value of the assets were in excess of the carrying value.

Remeasurement of environmental liabilities

We recognize environmental liabilities in accordance with ASC 410-30, Asset Retirement and Environmental Obligations. As of December 31, 2025, we have recognized environmental liabilities for a coal-ash pond and landfill, which were inherited due to the legacy coal operations at our property in Torrey, New York. These costs are considered to be both probable and estimable. We have recorded a total environmental liability of $31.0 million and $30.7 million as of December 31, 2025 and 2024, respectively, for the remediation of these sites. We recognized a charge of $0.4 million and $0.5 million during the years ended December 31, 2025 and 2024, respectively, for the remeasurement of environmental liabilities. The charges were as a result of updates in the cost estimates associated with the landfill post-closure liabilities as part of our continuing evaluation of the site.

We have estimated the cost of remediation by developing a remediation plan in consultation with environmental engineers, periodically obtaining quotes for estimated construction costs and adjusting estimates for inflationary factors based on the expected timing of the remediation work. Estimates include anticipated post-closure costs including monitoring and maintenance of the site. Estimates are based on various assumptions that are sensitive to changes including, but not limited to, closure and post-closure cost estimates, timing of expenditures, escalation factors, and requirements of granted permits. Additional material adjustments to the environmental liability may occur in the future due to required changes to the scope and timing of the remediation, changes to regulations governing the closure and remediation of CCR sites and changes to cost estimates due to inflationary or other economic factors.

Emerging Growth Company Status

We qualify as an "emerging growth company" under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

- have an auditor report on our internal controls over financial reporting pursuant to Section404(b) of the Sarbanes-Oxley Act;

- comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

- submit certain executive compensation matters to shareholder advisory votes, such as "say-on-pay," "say-on-frequency" and pay ratio; and

- disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO's compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an "emerging growth company" for up to five years from our first sale of common stock pursuant to an effective Securities Act registration statement in 2021 (or September 15, 2026), or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.235 billion, (ii) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Class A common stock held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Off-Balance Sheet Arrangements

As of December 31, 2025, we did not have any off-balance sheet arrangements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Not required for smaller reporting companies.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The financial information required by this Item is set forth in and following the Index to Consolidated Financial Statements on page F-73 and is filed as part of this Annual Report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this Annual Report.

Based on this evaluation, our management concluded that our disclosure controls and procedures were effective as of December 31, 2025. Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in the reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. We have performed an evaluation under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our internal control over financial reporting. Our management assessed the effectiveness of its internal control over financial reporting as of December 31, 2025. Our management used the criteria set forth in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) to perform its assessment. Based on this assessment, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2025, our internal control over financial reporting was effective based on those criteria.

Limitation on Effectiveness of Controls and Procedures

In designing and evaluating the disclosure controls and our internal control over financial reporting, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives and does not expect that our internal controls will prevent or detect all errors and all fraud. In addition, the design of disclosure controls and our internal control over financial reporting must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs. Because of the inherent limitations in all control systems, no evaluation of internal controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, any evaluation of the effectiveness of controls in future periods is subject to the risk that those internal controls may become inadequate because of changes in business conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

<center>**PART III**</center>

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

We have an insider trading policy that prohibits all employees and members of our Board of Directors from engaging in the purchase or sale of financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds) that are designed to hedge or offset any decrease in the market value of our securities. We believe that our insider trading policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to us. A copy of our insider trading policy is filed as Exhibit 19.1 to this Annual Report.

The remaining information required by this Item will be included in our definitive proxy statement to be filed with the SEC within 120 days after December 31, 2025, in connection with the solicitation of proxies for our 2026 Annual Meeting of Stockholders (the "2026 Proxy Statement"), and is incorporated herein by reference; provided, however, that such information shall not be incorporated herein (i) if the information that is responsive to the information required with respect to this Item is provided by means of an amendment to this Annual Report filed with the SEC prior to the filing of the 2026 Proxy Statement or (ii) the 2026 Proxy Statement is not filed with the SEC within 120 days after December 31, 2025, in which case we will provide such information by means of an amendment to this Annual Report filed with the SEC within such 120-day period.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this Item will be included in the 2026 Proxy Statement, and is incorporated herein by reference; provided, however, that such information shall not be incorporated herein (i) if the information that is responsive to the information required with respect to this Item is provided by means of an amendment to this Annual Report filed with the SEC prior to the filing of the 2026 Proxy Statement or (ii) the 2026 Proxy Statement is not filed with the SEC within 120 days after December 31, 2025, in which case we will provide such information by means of an amendment to this Annual Report filed with the SEC within such 120-day period.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this Item will be included in the 2026 Proxy Statement, and is incorporated herein by reference; provided, however, that such information shall not be incorporated herein (i) if the information that is responsive to the information required with respect to this Item is provided by means of an amendment to this Annual Report filed with the SEC prior to the filing of the 2026 Proxy Statement or (ii) the 2026 Proxy Statement is not filed with the SEC within 120 days after December 31, 2025, in which case we will provide such information by means of an amendment to this Annual Report filed with the SEC within such 120-day period.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by this Item will be included in the 2026 Proxy Statement, and is incorporated herein by reference; provided, however, that such information shall not be incorporated herein (i) if the information that is responsive to the information required with respect to this Item is provided by means of an amendment to this Annual Report filed with the SEC prior to the filing of the 2026 Proxy Statement or (ii) the 2026 Proxy Statement is not filed with the SEC within 120 days after December 31, 2025, in which case we will provide such information by means of an amendment to this Annual Report filed with the SEC within such 120-day period.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required by this Item will be included in the 2026 Proxy Statement, and is incorporated herein by reference; provided, however, that such information shall not be incorporated herein (i) if the information that is responsive to the information required with respect to this Item is provided by means of an amendment to this Annual Report filed with the SEC prior to the filing of the 2026 Proxy Statement or (ii) the 2026 Proxy Statement is not filed with the SEC within 120 days after December 31, 2025, in which case we will provide such information by means of an amendment to this Annual Report filed with the SEC within such 120-day period.


PART IV


ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) The following documents are filed as part of this Annual Report:

    1. Consolidated Financial Statements

2. Consolidated Financial Statement Schedules

All schedules have been omitted because they are not applicable, not required or the information is included elsewhere in the Consolidated Financial Statements or Notes thereto.

3. Exhibits

The exhibits listed in the following Exhibit Index are filed or furnished with or incorporated by reference in this Annual Report.

Exhibit Number	Description
2.1+	Agreement and Plan of Merger, dated as of March 19, 2021, among Greenidge Generation Holdings Inc., Support.com, Inc. and GGH Merger Sub, Inc. (incorporated by reference to Annex A to the proxy statement/prospectus forming part of the Registration Statement on Form S-4 filed on May 4, 2021).
3.1	Second Amended and Restated Certificate of Incorporation of Greenidge Generation Holdings Inc., dated September 6, 2022 (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-8 filed on October 31, 2022).
3.1A	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of Greenidge Generation Holdings Inc., effective May 16, 2023 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on May 5, 2023).
3.2	Amended and Restated Bylaws of Greenidge Generation Holdings Inc. (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-4 filed on July 16, 2021).
4.1	Indenture dated as of October 13, 2021 between Greenidge Generation Holdings Inc. and Wilmington Savings Fund Society, FSB, as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on October 13, 2021).
4.2	First Supplemental Indenture dated as of October 13, 2021 between Greenidge Generation Holdings Inc. and Wilmington Savings Fund Society, FSB, as trustee (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed on October 13, 2021).
4.3	Form of 8.50% Senior Note due 2026 (included as Exhibit A to Exhibit 4.2 above).
4.4	Second Supplemental Indenture dated as of July 21, 2025 between Greenidge Generation Holdings Inc. and Wilmington Savings Fund Society, FSB, as trustee (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed on July 21, 2025).
4.5	Form of 10.00% Senior Note due 2030 (included as Exhibit A to Exhibit 4.4 above).
4.6*	Description of Registrant's Securities.
10.1+	Purchase and Sale Agreement, dated October 21, 2021, between LSC Communications MCL LLC and 300 Jones Road LLC. (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1 filed on December 1, 2021).
10.2†	Greenidge Generation Holdings Inc. Third Amended and Restated 2021 Equity Incentive Plan (incorporated by reference to Annex A to the Definitive Information Statement on Form DEF 14A filed on April 28, 2025).
10.3†	Form of Stock Option Agreement for Greenidge Generation Holdings Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-4 filed on May 4, 2021).
10.4†	Form of Restricted Stock Award Agreement for Greenidge Generation Holdings Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-4 filed on May 4, 2021).
10.5†	Form of Restricted Stock Unit Award Agreement for the Greenidge Generation Holdings Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to the Quarterly Report on Form 10-Q filed on November 15, 2021).
10.6	Precedent Agreement between Greenidge Markets and Trading LLC and Empire Pipeline Inc. (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-4/A filed on June 25, 2021).
10.7	Form of Indemnification Agreement with Directors and Officers of Greenidge Generation Holdings Inc. (incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q filed on November 15, 2021).
10.8	Purchase Agreement, dated as of April 7, 2022, between Greenidge Generation Holdings Inc. and B. Riley Principal Capital, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on April 8, 2022).
10.9	Amendment No. 1 to Common Stock Purchase Agreement, dated as of April 13, 2022, between Greenidge Generation Holdings Inc. and B. Riley Principal Capital, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on April 14, 2022).
10.10†	Executive Employment Agreement, dated as of August 15, 2022, by and between Greenidge Generation Holdings Inc. and Dale Irwin (incorporated by reference to Exhibit 10.7 to the Quarterly Report on Form 10-Q filed on August 15, 2022).
10.11	At Market Issuance Sales Agreement, dated September 19, 2022, by and among Greenidge Generation Holdings Inc., B. Riley Securities, Inc. and Northland Securities, Inc. (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form S-3 filed on September 19, 2022).

10.12	Amendment No. 1 to At Market Issuance Sales Agreement, dated October 3, 2022, by and among Greenidge Generation Holdings Inc., B. Riley Securities, Inc. and Northland Securities, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on October 4, 2022).
10.13	Membership Interest and Asset Purchase Agreement, dated January 30, 2023, by and among NYDIG ABL LLC, Greenidge Generation Holdings, Inc., Greenidge Generation LLC, GSC Collateral LLC, and GNY Collateral LLC (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed on January 31, 2023).
10.14	Form of Hosting Services Agreement, dated as of January 30, 2023, between Greenidge South Carolina LLC and separate NYDIG subsidiaries (incorporated by reference to Exhibit 10.4 to the Company's Form 8-K filed on January 31, 2023).
10.15†	Form of Stock Option Inducement Award Agreement (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 filed on October 31, 2022).
10.16	Asset Purchase Agreement (the "APA"), dated November 9, 2023, by and among (i) NYDIG ABL LLC ("NYDIG"), (ii) SC 1 Mining Site LLC, an Affiliate of NYDIG, (iii) Greenidge Generation Holdings Inc. ("Holdings"), (iv) Greenidge South Carolina, LLC, a wholly-owned direct subsidiary of Holdings ("Property Seller Parent"), (v) 300 Jones Road LLC, a wholly-owned indirect subsidiary of Property Seller Parent, and (vi) each of the wholly-owned direct and indirect Subsidiaries of Holdings listed on Annex I thereto (incorporated by reference to Exhibit 10.8 of the Quarterly Report on Form 10-Q filed on November 14, 2023).
10.17	Real Estate Purchase and Sale Agreement dated November 9, 2023, by and among (i) SC 1 Mining Site LLC, (ii) Greenidge Generation Holdings Inc. ("Holdings"), (iii) Greenidge South Carolina LLC, a wholly-owned direct Subsidiary of Holdings ("Property Seller Parent"), (iv) 300 Jones Road LLC, a wholly-owned indirect Subsidiary of Property Seller Parent, and (v) each of the wholly-owned direct and indirect Subsidiaries of Holdings listed on Annex I of the APA (incorporated by reference to Exhibit 10.9 to the Quarterly Report Form 10-Q filed on November 14, 2023).
10.18	Transition Services Agreement, dated November 9, 2023, by and between SC 1 Mining Site LLC and Greenidge Generation Holdings Inc. (incorporated by reference to Exhibit 10.10 to the Quarterly Report on Form 10-Q filed on November 14, 2023).
10.19	Hosting Order Termination Agreement, dated November 9, 2023, between Greenidge South Carolina LLC, and SC 1 Mining LLC (incorporated by reference to Exhibit 10.11 to the Quarterly Report on Form 10-Q filed on November 14, 2023).
10.20†	Offer Letter, effective October 11, 2023, between Greenidge Generation Holdings Inc. and Christian Mulvihill (incorporated by reference to Exhibit 10.37 to the Annual Report on Form 10-K filed on April 9, 2024).
10.21†	Offer Letter, dated November 16, 2023, between Greenidge Generation Holdings Inc. and Jordan Kovler (incorporated by reference to Exhibit 10.38 to the Annual Report on Form 10-K filed on April 9, 2024).
10.22	Master Services Agreement, dated December 11, 2023, by and between Greenidge Generation Holdings Inc. and Infinite Reality, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on December 12, 2023).
10.23	Equity Exchange Agreement, dated December 11, 2023, by and between Greenidge Generation Holdings Inc. and Infinite Reality, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on December 12, 2023).
10.24	Securities Purchase Agreement, dated February 12, 2024, by and between Greenidge Generation Holdings Inc. and Armistice Capital Master Fund Ltd. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on February 16, 2024).
10.25	Pre-Funded Common Stock Purchase Warrant, dated February 14, 2024, issued by Greenidge Generation Holdings Inc. to Armistice Capital Master Fund Ltd. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on February 16, 2024).
10.26	Common Stock Purchase Warrant, dated February 14, 2024, issued by Greenidge Generation Holdings Inc. to Armistice Capital Master Fund Ltd. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed on February 16, 2024).
10.27	Commercial Purchase and Sale Agreement, dated March 6, 2024, by and between Greenidge Mississippi LLC and Janesville, LLC (incorporated by reference to Exhibit 10.46 to the Annual Report on Form 10-K filed on April 9, 2024).
10.28	Common Stock Purchase Agreement, dated July 30, 2024, between Greenidge Generation Holdings Inc. and B. Riley Principal Capital II, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on July 31, 2024).

10.29	Registration Rights Agreement, dated July 30, 2024, between Greenidge Generation Holdings Inc. and B. Riley Principal Capital II, LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on July 31, 2024).
10.30	Equity Interest Payment Agreement, dated January 24, 2025, by and among (i) Greenidge Generation Holdings Inc., (ii) Atlas Capital Resources (A9) LP, (iii) Atlas Capital Resources (A9-Parallel) LP and (iv) Atlas Capital Resources (P) LP (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on January 28, 2025).
10.31	Exchange Agreement, dated May 1, 2025 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on May 7, 2025).
10.32	Asset Purchase Agreement, dated August 1, 2025, by and between Greenidge Mississippi LLC and US Digital Mining Mississippi LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on August 6, 2025).
10.33	Stipulation of Settlement, dated November 7, 2025, by and between Greenidge Generation LLC and the New York State Department of Environmental Conservation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on November 10, 2025).
10.34	Purchase and Sale Agreement and Joint Escrow Instructions, dated November 26, 2025, by and between 300 Jones Road LLC and 300 Jones Road Associates LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on December 11, 2025).
19.1	Insider Trading Policy of Greenidge Generation Holdings Inc. (incorporated by reference to Exhibit 19.1 to the Annual Report on Form 10-K filed on April 9, 2025).
21.1*	Subsidiaries of Greenidge Generation Holdings Inc.
23.1*	Consent of MaloneBailey LLP.
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Policy for the Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 10-K filed on April 10, 2025).
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

---

*   Filed herewith

**   The certifications furnished in Exhibits 32.1 and 32.2 hereto are deemed to accompany this Annual Report and will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and are not to be incorporated by reference into any of the Registrant's filings under the Securities Act of 1933, as amended or the Securities Exchange Act of 1934, as amended, irrespective of general incorporation language contained in any such filing.

\+   Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) or Item 601(b)(2) of Regulation S-K. The Registrant hereby undertakes to furnish copies of the omitted schedule or exhibit upon request by the Securities and Exchange Commission.

†   Management contract or compensatory plan or arrangement.

ITEM 16. FORM 10-K SUMMARY

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized**.**

GREENIDGE GENERATION HOLDINGS INC.

Date: March 31, 2026

By: /s/ Jordan Kovler

Jordan Kovler

Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Jordan Kovler and Christian Mulvihill, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place, and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Jordan Kovler Jordan Kovler	Chief Executive Officer (Principal Executive Officer and Director)	March 31, 2026
/s/ Christian Mulvihill Christian Mulvihill	Chief Financial Officer (Principal Financial and Accounting Officer)	March 31, 2026
/s/ Timothy Fazio Timothy Fazio	Chairman of the Board of Directors	March 31, 2026
/s/ Andrew M. Bursky Andrew M. Bursky	Director	March 31, 2026
/s/ David Filippelli David Filippelli	Director	March 31, 2026
/s/ Jerome Lay Jerome Lay	Director	March 31, 2026
/s/ Timothy Lowe Timothy Lowe	Director	March 31, 2026
/s/ Michael Neuscheler Michael Neuscheler	Director	March 31, 2026
/s/ George (Ted) Rogers George (Ted) Rogers	Vice Chairman of the Board of Directors	March 31, 2026
/s/ Christopher Krug Christopher Krug	Director	March 31, 2026
/s/ Kenneth Fearn Kenneth Fearn	Director	March 31, 2026
/s/ Charles Zeynel Charles Zeynel	Director	March 31, 2026

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Greenidge Generation Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Greenidge Generation Holdings Inc. and its subsidiaries (collectively, the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income (loss), stockholders' deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ MaloneBailey, LLP
www.malonebailey.com
We have served as the Company's auditor since 2023.
Houston, Texas
March 31, 2026

GREENIDGE GENERATION HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS
(Dollars amounts in thousands, except share data)

	December 31,	
	2025	2024
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 19,572	$ 8,619
Digital assets	6,477	6,950
Accounts receivable	1,954	1,493
Prepaid expenses and current other assets	1,542	2,617
Emissions and carbon offset credits	4,748	7,124
Income tax receivable	512	—
Total current assets	34,805	26,803
LONG-TERM ASSETS:		
Property and equipment, net	15,694	30,299
Other long-term assets	2,156	569
Long-term assets held for sale	900	7,184
Total assets	53,555	64,855
LIABILITIES AND STOCKHOLDERS' DEFICIT		
CURRENT LIABILITIES:		
Accounts payable	1,950	3,850
Accrued emissions expense	15,256	8,668
Accrued expenses	3,310	4,232
Short-term environmental liability	—	250
Current portion of long term debt	40,008	—
Contract liability	2,320	2,339
Related party payable	164	—
Total current liabilities	63,008	19,339
LONG-TERM LIABILITIES:		
Long-term debt, net of current portion	3,078	68,068
Environmental liabilities	31,032	30,432
Other long-term liabilities	2,741	2,770
Total liabilities	99,859	120,609
COMMITMENTS AND CONTINGENCIES (NOTE 10)		
STOCKHOLDERS' DEFICIT:		
Preferred stock, par value $0.0001, 20,000,000 shares authorized, none outstanding	—	—
Common stock, par value $0.0001, 500,000,000 shares authorized, 15,801,997 and 13,025,627 shares issued and outstanding as of December 31, 2025 and 2024, respectively	2	1
Cumulative translation adjustment	—	(348)
Additional paid-in capital	338,145	334,330
Accumulated deficit	(384,451)	(389,737)
Total stockholders' deficit	(46,304)	(55,754)
Total liabilities and stockholders' deficit	$ 53,555	$ 64,855

The accompanying notes are an integral part of these consolidated financial statements.

GREENIDGE GENERATION HOLDINGS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(in thousands, except per share data)

	Years Ended December 31,			
		2025		2024
REVENUE:				
Cryptocurrency mining	$	15,222	$	19,061
Datacenter hosting		21,488		29,838
Power and capacity		22,067		10,634
Total revenue		58,777		59,533
OPERATING COSTS AND EXPENSES:				
Cost of revenue - cryptocurrency mining (exclusive of depreciation)		11,218		12,080
Cost of revenue - datacenter hosting (exclusive of depreciation)		22,581		22,237
Cost of revenue - power and capacity (exclusive of depreciation)		15,968		6,791
Depreciation		11,810		13,471
Selling, general and administrative		12,498		17,294
Loss (gain) on digital assets		21		(2,154)
(Gain) loss on sale of assets		(11,475)		641
Impairment of long-lived assets		—		169
Gain on insurance proceeds		(399)		—
Remeasurement of environmental liability		350		453
Total operating costs and expenses		62,572		70,982
Operating Loss		(3,795)		(11,449)
OTHER INCOME (EXPENSE), NET:				
Interest expense, net		(4,033)		(7,082)
Change in fair value of warrant asset		—		(477)
Impairment of equity securities		—		(869)
Gain on troubled debt restructuring		11,862		—
Gain on extinguishment of debt		406		—
Loss on liquidation of subsidiary		(348)		—
Gain on non-refundable deposit		400		—
Gain on settlement of related party liability		224		—
Other income, net		91		23
Total other income (expense), net		8,602		(8,405)
Income (loss) before taxes		4,807		(19,854)
Benefit from income taxes		(479)		(69)
Net income (loss)	$	5,286	$	(19,785)
Comprehensive income (loss)				
Net income (loss)		5,286		(19,785)
Foreign currency translation adjustment		—		(3)
Reclassification of foreign currency translation adjustment realized upon liquidation of foreign subsidiary		348		—
Comprehensive income (loss)	$	5,634	$	(19,788)
Net income (loss) per share:				
Basic	$	0.35	$	(1.88)
Diluted	$	0.34	$	(1.88)
Weighted Average Shares Outstanding				
Basic		15,164		10,504
Diluted		15,335		10,504

The accompanying notes are an integral part of these consolidated financial statements.

GREENIDGE GENERATION HOLDINGS INC
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
(in thousands, except share data)

	Common Stock		Additional Paid-In Capital	Subscription Receivable	Cumulative Translation Adjustment	Accumulated Deficit	Total
	Shares	Amount					
Balance at January 1, 2024	9,131,252	$ 1	$ 319,992	$ (698)	$ (345)	$ (369,974)	$ (51,024)
Cumulative-effect adjustment due to the adoption of ASU 2023-08	—	—	—	—	—	22	22
Stock-based compensation expense	—	—	2,182	—	—	—	2,182
Issuance of shares in connection with Securities Purchase Agreement	450,300	—	1,133	—	—	—	1,133
Issuance of shares, net of issuance costs	1,641,124	—	4,541	698	—	—	5,239
Restricted shares award issuance, net of withholdings	300,313	—	—	—	—	—	—
Issuance of warrants in connection with Securities Purchase Agreement	—	—	4,866	—	—	—	4,866
Common stock issuance upon exercise of prefunded warrant	810,205	—	—	—	—	—	—
Issuance of warrants in connection with debt exchange agreement	692,433	—	1,616	—	—	—	1,61
Foreign currency translation adjustment	—	—	—	—	(3)	—	(3)
Net loss	—	—	—	—	—	(19,785)	(19,785)
Balance at December 31, 2024	13,025,627	1	334,330	—	(348)	(389,737)	(55,754)
Stock-based compensation expense	—	—	760	—	—	—	760
Reclassification of foreign currency translation adjustment realized upon liquidation of foreign subsidiary	—	—	—	—	348	—	348
Issuance of shares in connection with Equity Interest Agreement	1,077,919	—	1,594	—	—	—	1,594
Restricted shares award issuance, net of withholdings	455,995	—	—	—	—	—	—
Issuance of shares in connection with Debt Exchange Agreements	1,242,456	1	1,461	—	—	—	1,462
Net income	—	—	—	—	—	5,286	5,286
Balance at December 31, 2025	15,801,997	$ 2	$ 338,145	$ —	$ —	$ (384,451)	$ (46,304)

The accompanying notes are an integral part of these consolidated financial statements.

GREENIDGE GENERATION HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)

| | Years Ended December 31, | |
	2025	2024
OPERATING ACTIVITIES:		
Net income (loss)	$ 5,286	$ (19,785)
Adjustments to reconcile net income (loss) to net cash flow used in operating activities:		
Depreciation	11,810	13,471
Change in fair value of warrant asset	—	477
Impairment of long-lived assets	—	169
Impairment of equity securities	—	869
Amortization of debt issuance costs	(738)	974
Gain on debt extinguishment	(406)	—
Stock-based compensation expense	760	2,182
Remeasurement of environmental liability	350	453
Gain on troubled debt restructuring	(11,862)	—
(Gain) loss on sale of assets	(11,475)	641
Revenues from digital assets production	(15,222)	(19,061)
Proceeds from sale of digital assets	—	11,149
Loss (gain) on digital assets	21	(2,154)
Gain on settlement of related party liability	(224)	—
Gain on insurance proceeds	(399)	—
Loss on liquidation of foreign subsidiary	348	—
Changes in operating assets and liabilities:		
Accounts receivable	(461)	(1,135)
Emissions and carbon offset credits	2,376	(1,430)
Prepaid expenses and other assets	802	770
Accounts payable	(1,826)	1,060
Accrued emissions expense	6,588	(1,852)
Accrued expenses	(832)	(1,846)
Income tax receivable	(512)	857
Contract liabilities	(19)	2,339
Related party payables	1,981	—
Other	(1,340)	(192)
Net cash flow used for operating activities	(14,994)	(12,044)
INVESTING ACTIVITIES:		
Purchases of and deposits for property and equipment	(2,459)	(10,422)
Proceeds from sale of digital assets	15,674	3,485
Proceeds from insurance claim	399	—
Proceeds from sales of assets	22,939	3,049
Net cash flow provided by (used for) investing activities	36,553	(3,888)
FINANCING ACTIVITIES:		
Repurchases of Senior Notes	(742)	—
Proceeds from issuance of common stock, net of issuance costs	—	5,239
Proceeds from issuance of common stock and pre-funded warrants	—	6,000
Principal payments on debt	(9,864)	—
Net cash flow provided by (used for) financing activities	(10,606)	11,239
CHANGE IN CASH AND CASH EQUIVALENTS	10,953	(4,693)
CASH AND CASH EQUIVALENTS - beginning of year	8,619	13,312
CASH AND CASH EQUIVALENTS - end of year	$ 19,572	$ 8,619

See Note 13 for supplemental cash flow information
The accompanying notes are an integral part of these consolidated financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Greenidge Generation Holdings Inc., together with its subsidiaries (collectively, "Greenidge" or the "Company"), owns and operates a vertically integrated cryptocurrency datacenter and power generation company. The Company owns and operates a 106 megawatt ("MW") power facility in Torrey, New York (the "New York Facility") that is connected to the New York Independent System Operator ("NYISO") power grid. In addition to the electricity used "behind-the-meter" by the New York datacenter, the Company sells electricity to NYISO at all times when its power plant is running and increases or decreases the amount of electricity sold based on prevailing prices in the wholesale electricity market and demand for electricity. The Company also operates a facility under a lease in Underwood, North Dakota (the "North Dakota Facility"). The Company generates revenue in U.S. dollars by providing hosting, power and technical support services to third-party owned bitcoin mining equipment and generates revenue in the form of bitcoin by earning bitcoin as rewards and transaction fees for supporting the global bitcoin network with application-specific integrated circuit computers ("ASICs" or "miners") owned by the Company, and through power and capacity sales to the NY power grid operator.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Any reference in these Notes to applicable guidance refers to U.S. GAAP as found in U.S. Accounting Standards Codification ("ASC") and Accounting Standards Update ("ASU") of the Financial Accounting Standards Board ("FASB").

The consolidated financial statements reflect the Company's accounts and operations and those of its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Going Concern

In accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-15, Presentation of Financial Statements – Going Concern, the Company's management evaluated whether there are conditions or events that pose risk associated with the Company's ability to continue as a going concern within one year after the date these financial statements have been issued. The Company's consolidated financial statements have been prepared assuming that it will continue as a going concern. The Company has historically incurred operating losses and negative cash flows from operations. These losses were primarily a result of challenging bitcoin mining economics starting in 2022 when energy prices increased and the prices of bitcoin went through a period of significant decline. The economics of bitcoin mining have since fluctuated due to a variety of factors including periodic recoveries in the price of bitcoin and a reduction in energy prices, increases in mining difficulty as a result of increases in global hashrate from the introduction of new and more efficient miners, as well as by the halving which occurred on April 19, 2024 and reduced the rewards distributed to miners.

The Company's projected operating cash flows are not sufficient to meet the existing debt obligations, specifically the remaining $36.7 million aggregate principal amount of the Company's 8.50% Senior Notes due in October 2026 (the "Senior Notes"), which mature on October 31, 2026 (see Note 5, "*Debt*"). The potential inability to meet this debt service obligation raises substantial doubt as to the Company's ability to continue as a going business. As a result, the Company continues to explore a number of potential strategic alternatives with respect to the Company's corporate or capital structure.

Management has taken certain actions since 2022 to improve the Company's liquidity, including, among other things, the sale of assets, the proceeds of which were used to extinguish $80.3 million of long-term debt, and significant restructuring activities to materially reduce selling, general and administrative expenses. In addition to these actions taken in prior years, the Company completed the following transactions in 2025 to continue to improve its liquidity position:

- On December 11, 2025, the Company completed the sale of the 152 acres of property the Company owned in Spartanburg, South Carolina (the "South Carolina Land") and an assignment of the Company's rights to 60 MW of electrical service (the "Initial Load"), which is expected to be made available to the South Carolina Land by

September 2026, to an affiliate of The Lightstone Group and Lighthouse Datacenters for $18.0 million in cash paid at closing and the right to receive up to $18.0 million in additional future contingent payments. Any future contingent payments are payable at $180,000 per MW of power capacity made available to the South Carolina Land before December 31, 2030, to the extent such capacity exceeds the Initial Load. The Company recognized a gain on the sale of $10.5 million and has not recognized any consideration related to the additional future contingent payments as they are not realizable as of December 31, 2025.

- On August 1, 2025, the Company entered into an Asset Purchase Agreement (the "APA") and certain ancillary agreements to sell certain assets comprising the Company's plant in Columbus, Mississippi (the "Mississippi Facility"), other than the adjoining 5.6-acre tract of land with over 73,000 square feet of industrial warehouse space, for $4.2 million in cash, which closed on September 16, 2025 (see Note 4, "*Property and Equipment*").

- During 2025 and 2024, the Company entered into privately negotiated exchange agreements, pursuant to which it issued an aggregate of 1,934,889 shares of the Company's Class A common stock and paid an aggregate of $2.9 million in cash in exchange for $14.5 million in aggregate principal amount of the Senior Notes.

- During 2025, the Company completed a series of public tender/exchange offers, pursuant to which the Company repurchased $15.0 million in aggregate principal amount of the Senior Notes for a total of $5.7 million in cash and exchanged an additional $5.0 million in aggregate principal amount of the Senior Notes for $2.3 million in aggregate principal amount of 10.00% Senior Notes due 2030 (the "New Notes").

- During 2025, the Company paid $0.7 million in cash to repurchase an aggregate of $1.1 million principal amount of its Senior Notes in open market transactions. The Company recognized a gain on extinguishment of debt of $0.4 million as a result of such open market repurchases.

Following the conclusion of the privately negotiated exchanges, the public tender/exchange offers and open market debt repurchases, we had $36.7 million in aggregate principal amount of the Senior Notes outstanding, along with $3.1 million of capitalized contractual interest payments, and $2.3 million in aggregate principal amount of the New Notes outstanding, along with $1.0 million of capitalized contractual interest payments. The Senior Notes mature on October 31, 2026, at which time all outstanding principal, together with any accrued and unpaid interest thereon, will become due. The New Notes mature on June 30, 2030, at which time all outstanding principal, together with any accrued and unpaid interest thereon, will become due. See Note 5, *"Debt"* for additional information.

On March 11, 2026, the Company commenced an exchange offer (as subsequently modified, supplemented or amended, the "Exchange Offer"), pursuant to which it is offering to exchange up to $36.7 million in aggregate principal amount of its Senior Notes for New Notes. Under the Exchange Offer, holders may exchange $25.00 principal amount of Senior Notes for $25.00 principal amount of New Notes, together with two shares of our Class A common stock, for each $25.00 principal amount of Senior Notes exchanged. See Note 17, "*Subsequent Events*" for additional information.

In addition to the Exchange Offer, the Company is considering various alternatives to address its obligations under the Senior Notes, including:

- The retirement or repurchase of its outstanding debt through cash purchases and/or exchanges for equity or other debt securities, which may be conducted in open-market purchases, privately negotiated transactions or other transactions. Such repurchases or exchanges, if any, will be on terms and at prices determined by the Company, and will depend on prevailing market conditions, its liquidity requirements, contractual restrictions and other factors. The amounts involved may be material and, to the extent equity is used, may be dilutive to existing stockholders.

- Issuances of new debt and/or equity to refinance, repay or otherwise satisfy the existing Senior Notes.

The Company's cash flow projections indicate that it will have sufficient liquidity to meet its cash requirements through the third quarter of 2026 but will not be sufficient to satisfy the debt payments due in October 2026. The Company's operating cash flows are highly dependent on bitcoin mining economics commonly measured by hashprice. Increases in the price of bitcoin benefit the Company by increasing the amount of revenue earned for each bitcoin earned, while increases in the difficulty to mine a bitcoin adversely affect the Company by decreasing the number of bitcoin earned. In addition, increases in the costs of electricity, natural gas, and emissions credits adversely affect the Company by increasing operating costs.

Depending on the Company's assumptions regarding the bitcoin hashprice and energy price inputs, the estimates of the amounts of required liquidity vary significantly. There can be no assurance that the Company's assumptions used to estimate liquidity requirements and future cash burn rates will be correct, and the ability to be predictive is uncertain due to the limited ability to predict future bitcoin and energy prices. Additionally, the Company's ability to achieve projected cash flows depends on the Company's ability to obtain and comply with required permits and licenses, including the Title V Air Permit for the New York Facility. While this permit is subject to the Stipulation, it may still face legal challenges from third-party environmental groups (see Note 10, "*Commitments and Contingencies*"), which may have an adverse impact on the Company's operations and its ability to meet cash flow forecasts.

Given the uncertainty regarding the Company's financial condition over the next 12 months from the date these financial statements were issued, the Company has concluded that there is substantial doubt about its ability to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods.

Actual results could differ from those estimates. Significant estimates made by management include, but are not limited to, estimates of the recoverability and useful lives of long-lived assets, stock-based compensation, current and deferred income tax assets and liabilities, and environmental liabilities.

Significant Accounting Policies

Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker ("CODM") in deciding how to allocate resources and in assessing performance. Greenidge operates as one operating and reporting segment. The Company's datacenter operations are located in the United States, and the Company views these operations as one operating segment as the CODM reviews financial information on a consolidated basis in making decisions regarding resource allocations and assessing performance. The primary measure of segment profit or loss is net income (loss) reported on the consolidated statement of operations and comprehensive income (loss). The measure of segment assets is reported on the consolidated balance sheets as total assets.

The Company generates revenue primarily by (1) earning bitcoin, with miners that are owned by the Company, as rewards and transaction fees for supporting the global bitcoin network, (2) providing hosting, power and technical support services to third-party owned bitcoin mining equipment, and (3) selling capacity, energy, and ancillary services to the wholesale power grid managed by the NYISO. The Cryptocurrency Mining, Datacenter Hosting and Power Generation operations sell surplus electricity generated by the Company's power plant, and not consumed in cryptocurrency mining and datacenter hosting operations, to the NYISO power grid at prices set on a daily basis through the NYISO wholesale market. In addition, the Company receives revenues from the sale of its capacity and ancillary services in the NYISO wholesale market.

Cash and Cash Equivalent

All liquid instruments with an original maturity, at the date of purchase, of 90 days or less are classified as cash equivalents. Cash equivalents consist primarily of money market funds, certificates of deposit, commercial paper, corporate notes and bonds, and U.S. government agency securities. The Company's interest income on cash and cash equivalents is included in Interest expense, net in the Consolidated Statements of Operations and Comprehensive Income (Loss).

Digital Assets

Digital assets are comprised of bitcoin earned as noncash consideration in exchange for providing hash computations for a mining pool, which are accounted for in connection with the Company's revenue recognition policy previously disclosed.

Digital assets are included in current assets in the consolidated balance sheets due to the Company's ability to sell it in a highly liquid marketplace and because the Company reasonably expects to liquidate its digital assets to support operations within the next 12 months.

The Company adopted ASU 2023-08 during the second quarter of 2024 with an effective date of January 1, 2024. As a result of adopting ASU 2023-08, the Company measures digital assets at fair value as of each reporting period based on UTC closing prices at period-end on the active trading platform that the Company normally transacts and has determined is its principal market for bitcoin.

Gains and losses resulting from remeasurements are included within (Gain) loss on digital assets in the consolidated statements of operations and comprehensive income (loss). Gains and losses resulting from the sale of bitcoin, measured as the difference between the cash proceeds and the carrying basis of bitcoin as determined on a first-in-first-out basis, are also included within (Gain) loss on digital assets in the consolidated statements of operations and comprehensive income (loss).

Digital assets received by the Company as noncash consideration are included as an adjustment to reconcile net income (loss) to cash used in operating activities on the consolidated statements of cash flows. In August 2024, the Company announced its new bitcoin self-mining retention strategy, which enables the Company to accumulate bitcoin from its owned miners. Proceeds from the sale of bitcoin that occur nearly immediately after receipt are included within operating activities on the consolidated statements of cash flows. To the extent the Company holds bitcoin for more than a few days, proceeds from the sale of bitcoin are included within investing activities on the consolidated statements of cash flows.

Accounts Receivable

The Company provides credit in the normal course of business to its power customer, the NYISO, and hosting customer, NYDIG. The NYISO makes payments, depending on the type of revenue, within seven days of usage or seven days of month end. The NYDIG Hosting Agreement requires advance payment for estimated hosting services. The balance based on actual results is due upon receipt. There are currently no accounts receivable associated with cryptocurrency mining revenues. We have not experienced any historic credit losses with our power or hosting customers and therefore, we determined that no allowance for doubtful accounts is required for the years ended December 31, 2025 and 2024.

Emissions Expense and Credits

The Company participates in the Regional Greenhouse Gas Initiative ("RGGI"), which requires, by law, that the Company remit credits to offset 50% of the Company's annual emission expense in the following year, for each of the years in the three-year control period (January 1, 2024 to December 31, 2026). Credits for the remaining 50% of the Company's annual emission expense for the first and second years of the three-year control period, as well as 100% of the third year's emission expense, are required to be remitted in the year following the conclusion of the three-year control period. In March 2025, the Company surrendered the emissions allowance required for the first year of the current control period. The Company recognizes expense on a per ton basis, where one ton is equal to one RGGI credit.

The RGGI credits are recorded on a first in, first out ("FIFO") basis. The Company incurred emissions expense of $10.6 million and $8.7 million for the years ended December 31, 2025 and 2024, respectively, which was allocated between cost of revenue - cryptocurrency mining, cost of revenue - datacenter hosting and cost of revenue - power and capacity, based on the relative percentage of MWh consumed for each, in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss).

Property and Equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the Company's depreciable assets, as noted in the table below. Construction in process is comprised of assets which have not been placed into service and is not depreciated until the related assets are complete and ready for their intended use, at which time the cost is transferred to the appropriate property and equipment class. Land and miner deposits are not depreciated. Repairs and maintenance costs are expensed as incurred. See Note 4, "*Property and Equipment, Net*" for additional information.

Asset Class	Estimated Useful Lives
Plant infrastructure	10 years
Miners	3 years
Miner facility infrastructure	10 years
Equipment	5 years

Valuation of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of a long-lived asset, management evaluates whether the estimated future undiscounted net cash flows, based on prevailing market conditions, from the asset are less than its carrying amount. If impairment is indicated, the long-lived asset is written down to fair value. The Company recognized a noncash impairment charge of nil and $0.2 million for the years ended December 31, 2025 and 2024, respectively. See Note 4, "*Property and Equipment, Net*" for additional information.

Held for Sale Classification

The Company classifies long-lived assets as held for sale in the period in which management commits to a plan to sell the long-lived assets. To classify, the long-lived assets must be available for immediate sale in its present condition, an active program to complete the plan to sell the long-lived assets must be initiated, the sale of the long-lived assets within one year must be probable and the long-lived assets must be marketed at a reasonable price in relation to their fair value. Upon being classified as held for sale, the long-lived assets are tested for impairment. An impairment loss is recognized when the carrying amount of the asset exceeds its fair value less cost to sell. The long-lived assets are not depreciated while classified as held for sale.

Investments in Equity Securities

The Company owns common shares in a private company. The Company does not have control and does not have the ability to exercise significant influence over operating and financial policies of this entity. The investment does not have a readily determinable fair value and thus the investment is measured at cost less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments. Investments in equity securities are a component of Other long-term assets and gains (losses) on equity securities are recorded in Other income (expense) on the Consolidated Statements of Operations and Comprehensive Income (Loss). The Company recognized a noncash impairment charge of $0.9 million during the year ended December 31, 2024. See Note 6, "*Stockholders' Deficit*" for additional information.

Derivative Financial Instruments

The Company held an equity warrant asset in a private company that gave it the right to acquire common stock in the private company. The equity warrant asset contains net settlement terms, and, thus, the Company recorded it as a derivative. The equity warrant asset entitled the Company to purchase a specific number of shares of common stock at a specific price within a specific time period, in this case 1 year. The equity warrant asset contains an automatic exercise provision if the Company does not exercise prior to expiration, or provide notice of its intent not to exercise. Upon automatic exercise, the Company will receive a share count equal to the intrinsic value of the warrant divided by the share price. The equity warrant asset is recorded at fair value and is classified as a derivative asset, a component of prepaid expenses and other current assets. The asset was held for prospective investment gains and is not used to hedge any economic risks.

Any changes in fair value from the grant date fair value of the equity warrant asset classified as a derivative is recognized as an increase or decrease to Prepaid expenses and other current assets on the Consolidated Balance Sheets and as net gains or losses on derivative instruments, in Other income (expense) on the Consolidated Statements of Operations and Comprehensive Income (Loss). The Company recognized a loss on the change in fair value of $0.5 million change in fair value of the equity warrant asset during the year ended December 31, 2024. There was no change in fair value of the equity warrant asset during the year ended December 31, 2025 as the warrant was automatically exercised upon expiration. See Note 6, "*Stockholders' Deficit*" for additional information.

Leases

The Company accounts for leases in accordance with ASC 842. The Company determines if an arrangement is or contains a lease at contract inception. The Company recognizes a right-of-use ("ROU") asset and a lease liability at the lease commencement date. The lease liability is initially measured at the present value of the unpaid lease payments at the lease commencement date and is subsequently measured at amortized cost using the effective interest method. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments.

The Company leases property for its corporate office and land used in cryptocurrency mining operations. Leases are categorized into two asset classes: corporate real estate and land - cryptocurrency mining. For the corporate real estate asset class, the Company has elected to combine lease and non-lease components. The Company excluded short-term leases having initial terms of 12 months or less as an accounting policy election and recognizes rent expense on a straight-line basis over the lease term.

Lease payments included in the measurement of the lease liability comprise fixed payments. Variable lease payment amounts, such as increases in lease payments based on changes in index rates or usage, are not included in the measurement of the ROU asset or lease liability. These are expensed as incurred and recorded as variable lease expense. See Note 10, "*Commitments and Contingencies*" for additional information.

Environmental Liability

Environmental liabilities are recognized in accordance with ASC 410-30, *Asset Retirement and Environmental Obligations* when the costs are probable and estimable. As of December 31, 2025, we have recognized environmental liabilities for a coal ash pond and landfill which were inherited due to the legacy coal operations at the Company's property in Torrey, New York. The Company determines the estimate by developing key assumptions to determine the expected cost of remediation. Estimates are based on various assumptions that are sensitive to changes including, but not limited to, closure and post-closure cost estimates, timing of expenditures, escalation factors, and requirements of granted permits.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers*. The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

- Step 1: Identify the contract, or contracts, with the customer;

- Step 2: Identify the performance obligations in the contract;

- Step 3: Determine the transaction price;

- Step 4: Allocate the transaction price to the performance obligations in the contract; and

- Step 5: Recognize revenue when, or as, the Company satisfies a performance obligation.

In order to identify the performance obligations in a contract with a customer, the Company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606's definition of a "distinct" good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity's promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

- Variable consideration;

- Constraining estimates of variable consideration;

- The existence of a significant financing component in the contract;

- Noncash consideration; and

- Consideration payable to a customer.

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

The Company recognizes amounts prepaid by customers in excess of recognizable revenue as contract liabilities on the Consolidated Balance Sheets.

Cryptocurrency Mining Revenue

Greenidge has entered into digital asset mining pools by executing contracts with the mining pool operators to perform hash computations for mining pools. The contracts are terminable at any time at no cost by either party and Greenidge's enforceable right to compensation begins only when, and lasts as long as, Greenidge performs hash computations for the mining pool operators. In exchange for performing hash computations, Greenidge is entitled to a fractional share of the cryptocurrency award the mining pool operators theoretically receives less the mining pool fees. The agreements entered into with the pool operators pay out based on a Full-Pay-Per-Share ("FPPS") payout formula, which is a conceptual formula that entitles Greenidge to consideration upon the provision of hash computations to the pool even if a block is not successfully placed by the pool operator. Revenue is measured as the value of the consideration received in the form of cryptocurrency from the pool operator, less the mining pool fees retained by the mining pool operator. Greenidge does not expect any material future changes in mining pool fee rates.

In exchange for performing hash computations for the mining pools, the Company is entitled to a fractional share of the cryptocurrency award the mining pool operator theoretically receives (less pool operator fees to the mining pool operator which are netted as a reduction of the transaction price). Greenidge's fractional share is based on the proportion of hash computations the Company performed for the mining pool operator to the total hash computations contributed by all miners in solving the current algorithm during the 24-hour period. Daily earnings calculated under the FPPS payout formula are calculated from midnight-to-midnight UTC time and are credited to pool members' accounts at 1:00:00 A.M. UTC. The pool sends Greenidge's cryptocurrency balance in the account to a digital wallet designated by the Company between 9:00 A.M. and 5:00 P.M. UTC time each day, which Greenidge automatically sells for cash within minutes of receipt, unless Greenidge decides to retain its newly earned bitcoin in connection with its bitcoin retention strategy.

The service of performing hash computations for the mining pool operators is an output of Greenidge's ordinary activities and is the only performance obligation in Greenidge's contracts with mining pool operators. The cryptocurrency that Greenidge receives as transaction consideration is noncash consideration, which Greenidge measures at fair value on the contract inception date at 0:00:00 UTC on the start date of the contract. The duration of each contract is 24 hours or less and provides the same rate of payment upon renewal. Since the pricing remains the same upon contract renewal, the contract does not provide the applicable mining pool operator with a material right that represents a separate performance obligation. The fair value is based on Greenidge's primary exchange of the related cryptocurrency which is considered to be Coinbase. The consideration Greenidge earns is variable since it is based on the amount of hash computations provided by both Greenidge and the bitcoin network as a whole. The Company does not constrain this variable consideration because it is probable that a significant reversal in the amount of revenue recognized from the contract will not occur when the

uncertainty is subsequently resolved and recognizes the non-cash consideration on the same day that control is transferred, which is the same day as contract inception.

Power and Capacity Revenue

Greenidge recognizes power revenue at a point in time when the electricity is delivered to the NYISO and its performance obligation is met. Greenidge recognizes revenue on capacity agreements over the life of the contract as its series of performance obligations are met as capacity to provide power is maintained.

Sales tax, value-added tax, and other taxes Greenidge collects concurrent with revenue-producing activities are excluded from revenue. Incidental contract costs that are not material in the context of the delivery of goods and services are recognized as expense. There is no significant financing component in these transactions.

Datacenter Hosting Revenue

The Company generates revenue from contracts with customers from providing hosting services to a single third-party customer. Hosting revenue is recognized as services are performed on a variable basis. The Company recognizes variable hosting revenue each month as the uncertainty related to the consideration is resolved, hosting services are provided to its customer, and its customer utilizes the hosting service (the customer simultaneously receives and consumes the benefits of the Company's performance). The Company's performance obligation related to these services is satisfied over time. The Company recognizes revenue for services that are performed on a consumption basis (the amount of electricity utilized by the customer) as well as through a fixed fee that is earned monthly and a profit-sharing component based on the net proceeds earned by the customer in the month from bitcoin mining activities. The Company bills its customer at the beginning of each month based on the anticipated consumption under the contract. Invoices are collected in the month of invoicing under the terms of the contract. The Company recognizes revenue based on actual consumption in the period.

Cryptocurrency Mining Cost of Revenue

Cost of revenue—cryptocurrency datacenter consists primarily of natural gas, emissions, hosting fees paid to third party hosting sites, payroll and benefits and other direct production costs associated with the megawatts generated for the digital mining operation.

Datacenter Hosting Cost of Revenue

Cost of revenue—datacenter hosting consists primarily of natural gas, emissions, payroll and benefits and other direct production costs associated with the megawatts generated for the datacenter hosting operation.

Power and Capacity Cost of Revenue

Cost of revenue—power and capacity consists primarily of natural gas, emissions, payroll and benefits and other direct production costs associated with the megawatts generated for the power produced by Greenidge and sold to the grid.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of administrative payroll and benefits, business development costs, professional fees, and insurance.

Stock-Based Compensation

The Company accounts for share-based payment awards exchanged for services at the estimated grant date fair value of the award. Stock options issued under the Company's equity incentive plans are granted with an exercise price equal to no less than the market price of the Company's stock at the date of grant and expire up to ten years from the date of the grants. These options generally vest on the grant date or over a three-year period. The Company has elected to account for forfeitures of employee awards as they occur. Restricted stock units ("RSUs") issued under the Company's equity incentive plans are granted to employees and directors and vest over their requisite service period.

The Company estimates the fair value of the stock option grants using the Black-Scholes-Merton option pricing model and the assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. The fair value of RSUs is measured on the grant date based on the closing fair market value of the Company's common stock. Stock-based compensation is recognized on a straight-line basis over the requisite service period, net of actual forfeitures in the period.

Expected Term – The expected term of options represents the period that the Company's stock-based awards are expected to be outstanding on the simplified method, which is the half-life from vesting to the end of its contractual term.

Expected Volatility – The Company estimates expected volatility using a blended volatility including historical volatility of the Company's common stock and historical volatility of a peer group of publicly traded companies.

Risk-Free Interest Rate– The Company bases the risk-free interest rate on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term.

Expected Dividend – The Company has never declared or paid any cash dividends on its common shares and does not plan to pay cash dividends in the foreseeable future, and, therefore, uses an expected dividend yield of zero in its valuation models.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC Topic 740, *Income Taxes*. Deferred income tax assets and liabilities are determined based on the differences between financial statement carrying amounts and the tax basis of existing assets and liabilities. These differences are measured at the enacted tax rates that will be in effect when these differences reverse. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

A valuation allowance is required to be recognized if it is "more likely than not" that the deferred tax asset will not be realized. The determination of the realizability of the deferred tax assets is highly subjective and dependent upon judgment concerning management's evaluation of both positive and negative evidence, the forecasts of future income, applicable tax planning strategies, and assessments of the current and future economic and business conditions.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as part of the provision for income taxes.

Income (Loss) Per Share

Basic net income (loss) per common share attributable to common shareholders is calculated by dividing net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per common share attributable to common shareholders is calculated by dividing net income (loss) attributable to common shareholders by the diluted weighted average number of common shares outstanding for the period. The Company used the weighted average method in determining earnings per share.

Fair Value Measurements

The Company determines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Inputs used in the valuation techniques to derive fair values are classified based on a three-level hierarchy. The basis for fair value measurements for each level within the hierarchy is described below, with Level 1 having the highest priority and Level 3 having the lowest. The three levels of the fair value hierarchy are as follows:

- Level 1 – inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

- Level 2 – inputs are quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in non-active markets; and model-derived valuations whose inputs are observable or whose significant valuation drivers are observable.

- Level 3 – inputs to valuation models are unobservable and/or reflect the Company's market assumptions.

The fair value hierarchy is based on maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. Classification within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company transfers the fair value of an asset or liability between levels of the fair value hierarchy at the end of the reporting period during which a significant change in the inputs used to determine the fair value has occurred.

Recent Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. ASU 2024-03 requires additional disclosures of certain costs and expenses specified in the updated guidance, to provide enhanced transparency into aggregate amounts presented on the Consolidated Statements of Operations and Comprehensive Income (Loss). In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), which clarifies the effective date of ASU 2024-03. This guidance becomes effective for annual periods beginning after December 15, 2026, and interim periods within annual periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating this guidance to determine the impact on its disclosures.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. ASU 2024-04 clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted as an induced conversion. This guidance becomes effective for annual reporting periods beginning after December 15, 2025, and interim periods within those annual reporting periods. Early adoption is permitted. The Company expects this guidance will have no impact to its Consolidated Financial Statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The amendments in this update remove references to software development stages and require entities to start capitalizing software costs when management has authorized and committed to funding the software project and it is probable that the project will be completed and the software will be used to perform the function intended. The update permits entities to apply the guidance on a prospective transition approach, modified transition approach or retrospective transition approach. The update is effective for all entities for annual periods beginning December 15, 2027, and for interim periods within those annual periods. Early adoption is permitted as of the beginning of an annual reporting period. The Company expects this guidance will have no impact to its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract. The amendments in this guidance narrow the scope to exclude certain contracts from derivative accounting in Topic 815 and clarify the accounting for share-based noncash consideration from a customer in Topic 606. The amendments in this update are effective for all entities for annual periods beginning after December 15, 2026, and interim periods within those annual periods. Early adoption is permitted. The Company expects this guidance will have no impact to its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. ASU 2025-11 clarifies interim disclosure requirements and the applicability of Topic 270. The ASU is effective for fiscal years beginning after December 15, 2027, and interim periods within annual reporting periods beginning after December 15, 2028. Early adoption is permitted. Either prospective or retrospective application to any or all periods presented is permitted when applying the amendments upon adoption. The Company is currently evaluating this guidance to determine the impact on its consolidated financial statements.

Recent Accounting Pronouncements Adopted

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosure. ASU 2023-09 mostly requires, on an annual basis, disclosure of specific categories in an entity's effective tax rate reconciliation and income taxes paid disaggregated by jurisdiction. The incremental disclosures may be presented on a prospective or retrospective basis. The ASU is effective for fiscal years beginning after December 15, 2024 with early adoption permitted. The Company adopted ASU 2023-09 effective as of January 1, 2025 on a prospective basis, and has included the new tax disclosure requirements. See Note 9, *"Income Taxes"* for additional information.

In March 2025, the FASB issued ASU No. 2025-02, Liabilities (Subtopic 405): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 122, which amends the Accounting Standards Codification to remove the text of SEC Staff Bulletin ("SAB") 121: Accounting for Obligations to Safeguard Crypto-Assets an Entity Holds for its Platform Users as it has been rescinded by the issuance of SAB 122. ASU 2025-02 is effective immediately and has not had an impact on the Company's financial statements.

In May 2025, the FASB issued ASU No. 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity, which provides updated guidance on identifying the accounting acquirer in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a variable interest entity that meets the definition of a business. The updates in this ASU are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim periods within those annual periods. The updates require entities to apply the new guidance prospectively to any acquisition transaction that occurs after the initial application date. Early adoption is permitted as of the beginning of an interim or annual reporting period. The Company elected to early adopt the guidance in this update effective April 1, 2025. The adoption of ASU 2025-03 did not have an effect on the Company's financial statements.

In May 2025, the FASB issued ASU No. 2025-04, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer. The updates in this ASU include revising the definition of the term "performance condition" for share-based compensation payable to customers, elimination of the policy election permitting a grantor to account for forfeitures as they occur, clarification that share-based consideration encompasses the same instruments as share-based payment arrangements but the grantee does not need to be the supplier of goods or services to the grantor, and clarification that a grantor is required to assess the probability that an award will vest using only the guidance in Topic 718. The updates in this ASU are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim periods with those annual periods. Early adoption is permitted. Either modified retrospective or a retrospective basis is permitted when applying the updated guidance upon adoption. The Company elected to early adopt the guidance in this update on a modified retrospective basis effective April 1, 2025. The adoption of ASU 2025-04 did not have an effect on the Company's financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments in this ASU provide all entities with a practical expedient allowing entities to assume that current conditions as of the balance sheet date do not change for the remaining life of the asset when estimating expected credit losses. Entities, other than a public business entity, that elect the practical expedient are permitted to make an accounting policy election to consider collection activity after the balance sheet date when estimating expected credit losses. This guidance becomes effective for annual periods beginning after December 15, 2025, and interim periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuances. Application of the amendments are to be made prospectively. The Company elected to early adopt the guidance in this update effective July 1, 2025. The adoption of ASU 2025-05 did not have an effect on the Company's financial statements.

3. ASSETS HELD FOR SALE

South Carolina Land

On December 11, 2025, the Company completed the sale of the South Carolina Land it owned in Spartanburg, South Carolina and an assignment of its right to the Initial Load to an affiliate of The Lightstone Group and LightHouse Datacenters (collectively, "LightHouse") for $18.0 million in cash paid at closing and the right to receive up to $18.0 million in additional future contingent payments. Any future contingent payments are payable at $180,000 per MW of power capacity made available to the South Carolina Land before December 31, 2030, to the extent such capacity exceeds the Initial Load. The

Company reviewed the contract for any clauses that may contain indemnities or warranties that need to be considered by the Company. The Company concluded that the representations are standard for a real estate contract and that no items are more than a remote probability of resulting in a liability of the Company, with the total indemnity payment capped at $0.9 million. The Company is under guaranteed obligation to maintain a liquid net worth of no less than the cap of $0.9 million and may not be dissolved during the obligation period, which commences on the closing date of December 11, 2025 and expires 9 months after the closing date. The Company recognized a gain on the sale of $10.5 million and has not recognized any consideration related to the additional future contingent payments as they are not realizable as of December 31, 2025.

The Company had previously entered into a definitive agreement on November 27, 2024 to sell the South Carolina Land to Data Journey LLC ("Data Journey") for $12.1 million in cash and an 8% profit participation in the property's planned datacenter. On August 24, 2025, the Company received written notice of termination from Data Journey. Upon termination, the Company recognized a gain of $0.4 million as a result of a forfeited deposit by Data Journey.

Mississippi Property

Following the completion of the sale of the Mississippi Facility, the Company continues to own a 5.6-acre tract of land with over 73,000 square feet of industrial warehouse space. The Company is actively marketing the remaining land and industrial warehouse space. The carrying value of this property of $0.9 million is presented as long-term assets held for sale as of December 31, 2025.

4. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

$ in thousands	Estimated Useful Lives	December 31, 2025	December 31, 2024
Plant infrastructure	10 years	$ 1,522	$ 1,522
Miners	3 years	31,535	36,182
Miner facility infrastructure	10 years	10,810	13,227
Land	N/A	538	1,952
Equipment	5 years	45	45
Construction in process	N/A	328	1,834
		44,778	54,762
Less: Accumulated depreciation		(29,084)	(24,463)
		$ 15,694	$ 30,299

Total depreciation expense was $11.8 million and $13.5 million for the years ended December 31, 2025 and 2024, respectively.

Mississippi Transactions

On April 10, 2024, the Company closed on the purchase of a parcel of land containing approximately 12 acres located in Columbus, Mississippi, including over 73,000 square feet of industrial warehouse space, from a subsidiary of Motus Pivot Inc., a portfolio company of Atlas. The purchase price was $1.45 million, which the Company financed with cash on hand.

On May 28, 2025, the Company closed on the purchase of a parcel of land containing approximately 34 acres located in Columbus, Mississippi for a purchase price of $0.2 million.

On August 1, 2025, Greenidge Mississippi LLC, a wholly owned subsidiary of the Company, entered into the APA and certain ancillary agreements to sell certain assets comprising the Mississippi Facility and miners, other than the adjoining 5.6-acre tract of land with over 73,000 square feet of industrial warehouse space which was retained by the Company, to US Digital Mining Mississippi LLC, a wholly owned subsidiary of LM Funding America, Inc. (collectively, the "Buyer"), for an aggregate purchase price of $4.2 million in cash. The sale of the facility closed on September 16, 2025 and a gain of $1.4 million was recognized on the sale. The Company is actively marketing the remaining 5.6 acre tract of land and industrial warehouse space. The carrying value of this property of $0.9 million is presented as long-term assets held for sale as of December 31, 2025.

Insurance Proceeds

During the year ended December 31, 2025, the Company received insurance proceeds of $0.4 million for miners damaged in a severe weather event. The damaged miners were disposed and were fully depreciated at the time of disposal.

Sale of Equipment

During the year ended December 31, 2025, Greenidge sold construction in process assets with a carrying value of $0.8 million for proceeds of $0.7 million, resulting in a loss on the sale of assets of $0.1 million.

During the year ended December 31, 2024, Greenidge sold construction in process assets with a carrying value of $3.7 million for proceeds of $3.1 million, resulting in a loss on the sale of assets of $0.6 million.

Impairment

There were no triggering events identified as of December 31, 2025. During the year ended December 31, 2024, the Company recognized an impairment charge of $0.2 million of property and equipment, net related to miners no longer viable for operation.

5. DEBT

The following table provides information on the Company's financing agreements:

$ in thousands					As of:	
Note	Loan Date	Maturity Date	Interest Rate	Initial Financing	December 31, 2025	December 31, 2024
Senior Unsecured Notes	October 2021/December	October 2026	8.5 %	72,200	39,780	68,541
Senior Unsecured Notes	July 2025/ September 2025	June 2030	10.0 %	2,280	3,306	—
Total Debt					43,086	68,541
Less: Debt discount and issue costs					—	(473)
Total debt at book value					43,086	68,068
Less: Current portion					(40,008)	—
Long-term debt, net of current portion					$ 3,078	$ 68,068

The Company incurred interest expense of $4.0 million and $7.1 million during the years ended December 31, 2025 and 2024, respectively, detailed in the table below.

The following table details our interest expense related to the Senior Notes and the Equity Interest Payment Agreement (defined below) (in thousands):

	December 31,	
	2025	2024
Contractual interest expense	$ 2,772	$ 6,108
Amortization of debt (premium) discount and issuance costs	(738)	974
Total interest expense on Senior Notes	2,034	7,082
Interest expense on Equity Interest Payment Agreement	1,981	—
Other interest expense	18	—
Total interest expense	$ 4,033	$ 7,082

Senior Unsecured Notes

During the fourth quarter of 2021, the Company sold $72.2 million of Senior Notes pursuant to the Company's registration statement on Form S-1. Interest on the Senior Notes is payable quarterly in arrears on January 31, April 30, July 31 and

October 31 of each year to the holders of record at the close of business on the immediately preceding January 15, April 15, July 15 and October 15, respectively. The Senior Notes are senior unsecured obligations of the Company and rank equal in right of payment with the Company's existing and future senior unsecured indebtedness. The Senior Notes trade on the Nasdaq Global Select Market under the symbol "GREEL."

The Company may redeem the Senior Notes for cash in whole or in part at any time (i) on or after October 31, 2023 and prior to October 31, 2024, at a price equal to 102% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption, (ii) on or after October 31, 2024 and prior to October 31, 2025, at a price equal to 101% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption, and (iii) on or after October 31, 2025 and prior to maturity, at a price equal to 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption. In addition, the Company may redeem the Senior Notes, in whole, but not in part, at any time at its option, at a redemption price equal to 100.5% of the principal amount plus accrued and unpaid interest to, but not including, the date of redemption, upon the occurrence of certain change of control events.

During 2025 and 2024, the Company entered into privately negotiated exchange agreements, pursuant to which it issued shares of the Company's Class A common stock and made cash payments in exchange for its Senior Notes, detailed in the table below.

In thousands, except share data	2025	2024
Issuance of Class A common stock	1,242,456	692,433
Fair value of common stock issued	$ 1,461	$ 1,616
Cash paid	$ 2,871	$ —
Aggregate principal amount exchanged	$ 10,855	$ 3,659

During 2025, the Company completed a series of public tender/exchange offers, pursuant to which the Company repurchased $15.0 million in aggregate principal amount of the Senior Notes for a total of $5.7 million in cash and exchanged an additional $5.0 million in aggregate principal amount of the Senior Notes for $2.3 million in aggregate principal amount of the New Notes.

The Company concluded the privately negotiated exchanges and the public tender/exchange offers met the definition of a troubled debt restructuring under ASC 470-60, Troubled Debt Restructurings by Debtors, as the Company was experiencing financial difficulties and the creditors granted a concession. The adjusted carrying value of the Senior Notes and New Notes (collectively the "Notes") exceeded the undiscounted cash flows of the Notes, and therefore, the Company wrote down the carrying value of the Notes to the undiscounted future cash flows of the Notes and recognized a gain on troubled debt restructuring of $11.9 million for the year ended December 31, 2025. Basic and diluted earnings per share for the year ended December 31, 2025 were increased by $0.78 and $0.77, respectively, as a result of these gains.

During 2025, the Company paid $0.7 million in cash to repurchase an aggregate of $1.1 million principal amount of its Senior Notes in open market transactions. The Company recognized a gain on extinguishment of debt of $0.4 million as a result of such open market repurchases.

Following the conclusion of the privately negotiated exchanges, public tender/exchange offers and open market repurchases, the Company had $36.7 million in aggregate principal amount of the Senior Notes outstanding, along with $3.1 million of capitalized contractual interest payments, and $2.3 million in aggregate principal amount of New Notes outstanding, along with $1.0 million of capitalized contractual interest payments.

Senior Unsecured New Notes

Interest on the New Notes is payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year to the holders of record at the close of business on the immediately preceding March 15, June 15, September 15 and December 15, respectively. The New Notes are senior unsecured obligations of the Company and rank equal in right of payment with the Company's existing and future senior unsecured indebtedness.

The Company may redeem the New Notes for cash in whole or in part at any time (i) on or after July 31, 2026 and prior to July 31, 2027, at a price equal to 102% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption, (ii) on or after July 31, 2027 and prior to July 31, 2028, at a price equal to 101% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption, and (iii) on or after July 31, 2028 and

prior to maturity, at a price equal to 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption. In addition, the Company may redeem the New Notes, in whole, but not in part, at any time at its option, at a redemption price equal to 100.5% of the principal amount plus accrued and unpaid interest to, but not including, the date of redemption, upon the occurrence of certain change of control events.

Minimum Future Principal Payments

Minimum future principal payments on debt as of December 31, 2025 were as follows based on the terms of the debt at that date:

$ in thousands		
2026	$	36,664
2027		—
2028		—
2029		—
2030		2,280
Total	$	38,944

Fair Value Disclosure

The notional value and estimated fair value of the Company's Senior Notes totaled $36.7 million and $27.1 million, respectively, at December 31, 2025 and $68.5 million and $24.8 million, respectively, at December 31, 2024. The notional value of the Senior Notes does not include unamortized discounts and debt issuance costs of $0.5 million at December 31, 2024. There were no unamortized discounts and debt issuance costs at December 31, 2025. The estimated fair value of the Senior Notes was measured using quoted market prices at the reporting date. Such instruments were valued using Level 1 inputs. The Company believes the notional value of the New Notes of $2.3 million at December 31, 2025, which does not include contractual interest payments of $1.0 million, approximates its fair value.

6. STOCKHOLDERS' DEFICIT

Common Stock

Holders of Greenidge's Class A common stock are entitled to one vote per share. Holders of Class B common stock are entitled to ten votes per share. Class A and Class B shares issued and outstanding as of December 31, 2025 were 13,068,603 and 2,733,394, respectively.

Each share of Class B common stock is convertible into one share of Class A common stock at the option of the holder upon written notice to the Company. Shares of Class B common stock will automatically convert to shares of Class A common stock upon a mandatory conversion event as defined in the second amended and restated certificate of incorporation dated September 6, 2022.

Common Stock Purchase Agreement with B. Riley Principal Capital II, LLC

On July 30, 2024, the Company entered into the Common Stock Purchase Agreement with B. Riley Principal II, an affiliate of B. Riley Principal. Pursuant to the Common Stock Purchase Agreement, the Company has the right to sell to B. Riley Principal II up to $20 million in shares of its Class A common stock, subject to certain limitations and the satisfaction of specified conditions in the Common Stock Purchase Agreement, from time to time over the 36-month period commencing September 24, 2024.

In connection with the Common Stock Purchase Agreement, the Company entered into a registration rights agreement with B. Riley Principal II, pursuant to which the Company agreed to prepare and file a registration statement registering the resale by B. Riley Principal II of those shares of the Company's Class A common stock to be issued under the Common Stock Purchase Agreement. The registration statement became effective on September 24, 2024 (the "Effective Date"), relating to the resale of 7,300,000 shares of Greenidge's Class A common stock in connection with the Common Stock Purchase Agreement.

From the Effective Date through March 26, 2026, Greenidge issued an aggregate of 1,595,855 shares under the Common Stock Purchase Agreement for net proceeds of $4.3 million, all of which were issued, and net proceeds were received, during the year ended December 31, 2024. There were no shares issued under the Common Stock Purchase Agreement during the year ended December 31, 2025.

Armistice Capital Agreement

On February 12, 2024, the Company entered into a securities purchase agreement (the "Armistice SPA") with Armistice Capital Master Fund Ltd. ("Armistice"). Pursuant to the Armistice SPA, Armistice purchased (i) 450,300 shares (the "Shares") of the Company's Class A common stock, and (ii) a pre-funded warrant (the "Pre-Funded Warrant") to purchase up to 810,205 shares of the Company's Class A common stock (the "Pre-Funded Warrant Shares"). The per share purchase price of the Shares and the Pre-Funded Warrant Shares was $4.76, resulting in aggregate gross proceeds of $6.0 million, and after giving effect to the exercise price of $0.0001 per Pre-Funded Warrant Share, the Company received net proceeds of $6.0 million. The Pre-Funded Warrant, which had an initial exercise date of February 14, 2024, was exercised in full during the year ended December 31, 2024, which resulted in the issuance of 810,205 Class A shares of common stock. In addition, the Company issued to Armistice a five-year Class A common stock purchase warrant ("5-Year Warrant") entitling Armistice, commencing on August 14, 2024, to purchase up to 1,260,505 shares of the Company's Class A common stock from time to time at an exercise price of $5.25 per share (the "Warrant Shares"). The Warrant Shares remained unexercised as of December 31, 2025.

The Pre-Funded Warrant and 5-Year Warrant were classified as a component of permanent stockholders' equity within additional paid-in capital and were recorded at the issuance date using a relative fair value allocation method. The Company valued the Pre-Funded Warrant at issuance, concluding that its sale price approximated their fair value, and allocated the aggregate net proceeds from the sale proportionately to the 5-Year Warrant and Pre-Funded Warrant, including approximately $2.0 million allocated to the Pre-Funded Warrant and recorded as a component of additional paid-in capital. The Company valued the 5-Year Warrant using the Black-Scholes-Merton option pricing model and recorded as a component of additional paid-in capital with an allocated amount of $2.8 million. By analogy to ASC 505-20-30-3, the Company would have recorded a charge to retained earnings, however, as the Company is in a deficit position it was recorded as a component of additional paid-in capital.

Infinite Reality, Inc. Equity Exchange Agreement

On December 11, 2023, Greenidge entered into an equity exchange agreement (the "Equity Exchange Agreement") with Infinite Reality, Inc. ("Infinite Reality"), pursuant to which, among other things, the Company issued to Infinite Reality (i) a one-year warrant (the "1-Year Warrant") to purchase up to 180,000 shares of our Class A common stock at an exercise price of $7.00 per share, which expired unexercised on December 11, 2024, and (ii) 180,000 shares of our Class A common stock. The Company valued the shares issued under the Equity Exchange Agreement using the closing price on December 11, 2023, $4.83 per share, for an aggregate value of $0.9 million.

In exchange for issuing the 1-Year Warrant and Class A common stock, we received (i) a 1-year warrant (the "Infinite Reality Warrant") to purchase up to 235,754 shares of Infinite Reality's common stock at an exercise price of $5.35 per share, and (ii) 280,374 shares of Infinite Reality's common stock, recognized as an investment in equity securities and included in Other long-term assets. The Infinite Reality Warrant was automatically exercised on a net settlement basis immediately prior to expiration on December 11, 2024 upon which the Company received 160,677 shares of Infinite Reality's common stock. During the fourth quarter of 2024, Greenidge performed a qualitative assessment of impairment indicators for the shares of Infinite Reality's common stock. An impairment charge of $0.9 million was recorded for the year ended December 31, 2024, which was the entire carrying amount of the Infinite Reality common stock. We have assigned no value to the exercised shares and recognized a loss on the value of the warrants of $0.5 million during the year ended December 31, 2024. There was no activity in connection with the share of Infinite Reality's common stock during the year ended December 31, 2025.

At Market Issuance Sales Agreement with B. Riley Securities

On September 19, 2022, as amended on October 3, 2022, Greenidge entered into an At Market Issuance Sales Agreement (the "ATM Agreement") with B. Riley Securities, Inc. ("B. Riley") and Northland Securities, Inc., relating to shares of Greenidge's Class A common stock. Under the ATM Agreement, B. Riley agreed to use its commercially reasonable efforts to sell on Greenidge's behalf the shares of Greenidge's Class A common stock requested to be sold by Greenidge, consistent

with B. Riley's normal trading and sales practices, under the terms and subject to the conditions set forth in the ATM Agreement. Greenidge has the discretion, subject to market demand, to vary the timing, prices and number of shares sold in accordance with the ATM Agreement. B. Riley may sell the Company's Class A common stock by any method permitted by law deemed to be an "at the market offering" as defined in Rule 415(a)(4) promulgated under the Securities Act. Greenidge will pay B. Riley commissions for its services in acting as sales agent, in an amount equal to up to 3.0% of the gross proceeds of all Class A common stock sold through it as sales agent under the ATM Agreement. Pursuant to the registration statement on Form S-3 filed registering shares to be sold in accordance with the terms of the ATM Agreement, Greenidge may offer and sell shares of its Class A common stock up to a maximum aggregate offering price of $22,800,000.

From October 1, 2022 through October 3, 2025, Greenidge issued an aggregate of 4,167,463 shares under the ATM Agreement for net proceeds of $20.7 million, of which no shares were issued during the year ended December 31, 2025.

Equity Purchase Agreement with B. Riley Principal Capital, LLC

On September 15, 2021, as amended on April 7, 2022, Greenidge entered into an equity purchase agreement (the "Equity Purchase Agreement") with B. Riley Principal. Pursuant to the Equity Purchase Agreement, Greenidge has the right to sell to B. Riley up to $500 million in shares of its Class A common stock, subject to certain limitations and the satisfaction of specified conditions in the Equity Purchase Agreement, from time to time over the 24-month period commencing on April 28, 2022.

In connection with the Equity Purchase Agreement, Greenidge entered into a registration rights agreement with the Investor, pursuant to which Greenidge agreed to prepare and file a registration statement registering the resale by the Investor of those shares of Greenidge's Class A common stock to be issued under the Equity Purchase Agreement. The registration statement became effective on April 28, 2022 (the "April 2022 Effective Date"), relating to the resale of 572,095 shares of Greenidge's Class A common stock in connection with the Equity Purchase Agreement.

From the April 2022 Effective Date to April 28, 2024, Greenidge issued 549,285 shares of Class A common stock to the Investor pursuant to the Equity Purchase Agreement for aggregate proceeds of $8.0 million, net of discounts, of which there were 45,269 shares issued for aggregate proceeds of $1.0 million, net of discounts, from January 1, 2024 through April 28, 2024. The Equity Purchase Agreement automatically terminated pursuant to its terms on April 28, 2024.

Warrants

There was no activity for warrants issued by the Company during the year ended December 31, 2025. The following table summarizes the Company's warrant activity for the year ended December 31, 2024:

	Number of warrants	Weighted Average Exercise Price
Warrants outstanding at December 31, 2023	180,000	$ 7.00
Issued	2,070,710	3.20
Exercised	810,205	—
Expired	180,000	7.00
Warrants outstanding at December 31, 2024	1,260,505	$ 5.25

The following table summarizes information about warrants outstanding at December 31, 2025:

	Number of Warrants Outstanding	Number of Warrants Exercisable	Exercise Price	Expiration Date
February 2024 Warrants	1,260,505	1,260,505	$5.25	August 14, 2029

Class B Common Stock Conversion

On January 30, 2024 and February 9, 2024, the Company received notices of conversion from holders of its Class B common stock to convert 77,245 and 42,000 shares of Class B common stock, respectively, in exchange for 77,245 and 42,000 shares of Class A common stock, respectively. There were no conversions of Class B common stock during the year ended December 31, 2025.

Debt Exchange Agreements

During 2024 and 2025, the Company entered into privately negotiated exchange agreements, pursuant to which it issued shares of the Company's Class A common stock and made cash payments in exchange for its Senior Notes. The table below details the issuance of Class A common stock in exchange for Senior Notes:

In thousands, except share data	2025	2024
Issuance of Class A common stock	1,242,456	692,433
Fair value of common stock issued	$ 1,461	$ 1,616
Aggregate principal amount exchanged	$ 2,809	$ 3,659

Equity Interest Payment Agreement

The Company entered into an Equity Interest Payment Agreement, dated as of January 24, 2025 (the "Equity Interest Payment Agreement"), pursuant to which and as consideration for Atlas Holdings LLC's, the Company's controlling shareholder and a related party (collectively with its affiliates, "Atlas"), continued credit support with respect to the letters of credit mentioned in Note 11, "*Related Party Transactions*," totaling $8.6 million, the Company is required to pay interest at a rate of 8.5% per annum. The interest will be calculated on a per diem basis based on the number of days in the applicable measurement period, which interest payments will be net of any interest otherwise actually received by Atlas from the issuing bank. Payments will be made by issuing Class A common stock to Atlas calculated using the volume weighted average price of Class A common stock as reported on The Nasdaq Global Select Market, with the total cumulative shares not to exceed 19.99% of the sum of the number of outstanding shares of Class A common stock and shares of Class B common stock as of January 24, 2025. In the event that the Class A common stock issuable under the Equity Interest Payment Agreement exceeds the aforementioned 19.99%, then subsequent payments will be made in cash for the amount in excess of 19.99%.

In connection with the Equity Interest Payment Agreement, the Company agreed to pay, by issuing shares of its Class A common stock, a letter of credit extension payment as further consideration for Atlas to enter into the Equity Interest Payment Agreement and maintain the letters of credit. On January 29, 2025, the Company issued 752,742 shares of Class A common stock to settle the letter of credit extension payment. The aggregate fair value of the Class A common stock issued was $1.1 million. On April 8, 2025, the Company issued an additional 90,954 shares of Class A common stock to settle the equity interest payment for Q1 2025, of which the fair value of the Class A common stock issued was $0.1 million. On July 2, 2025, the Company issued an additional 131,937 shares of Class A common stock to settle the equity interest payment for Q2 2025, of which the fair value of the Class A common stock issued was $0.2 million. On October 9, 2025, the Company issued an additional 102,286 shares of Class A common stock to settle the equity interest payment for Q3 2025, of which the fair value of the Class A common stock issued was $0.2 million. On January 8, 2026, the Company issued an additional 79,320 shares of Class A common stock to settle the equity interest payment for Q4 2025, of which the fair value of the Class A common stock issued was $0.1 million, for a cumulative total of 1,157,239 shares of Class A common stock issued pursuant to the Equity Interest Payment Agreement as of the filing date of this report, with an aggregate fair value of $1.7 million. The Company recognized interest expense of $2.0 million in connection with the Equity Interest Payment Agreement during the year ended December 31, 2025. During the year ended December 31, 2025, the Company recognized a gain of $0.2 million on the settlement of the liability in connection to the Equity Interest Payment Agreement, which was calculated as the difference between the accrued liability and the fair value of the Class A common stock on the date of issuance.

7. EARNINGS (LOSS) PER SHARE

The Company calculates basic net loss per share by dividing the net loss by the weighted average number of shares of common stock outstanding for the period. The diluted net loss per share is computed by assuming the exercise, settlement, and vesting of all potential dilutive common stock equivalents outstanding for the period using the treasury stock method.

The following table sets forth a reconciliation of the numerator and denominator used to compute basic and diluted net loss per share of common stock (In thousands, except per share data):

		For the Year Ended December 31,		
		2025		2024
Numerator				
Net income (loss)	$	5,286	$	(19,785)
Denominator				
Basic weighted average shares outstanding		15,164		10,504
Dilutive effect of service based restricted stock units		171		—
Diluted weighted average shares outstanding		15,335		10,504
Net income (loss) per share:				
Basic	$	0.35	$	(1.88)
Diluted	$	0.34	$	(1.88)

For the year ended December 31, 2024, because the Company was in a loss position, basic net loss per share is the same as diluted net loss per share, as the inclusion of the potential common shares would have been anti-dilutive.

The following table sets forth potential shares of common stock that are not included in the diluted net loss per share calculation above because to do so would be anti-dilutive for the period indicated (In thousands):

	December 31,	
Anti-dilutive securities	2025	2024
Restricted stock awards	25	131
Common shares issuable upon exercise of stock options	292	482
Common shares issuable upon exercise of warrants	1,261	1,261
Total	1,578	1,874

8. EQUITY BASED COMPENSATION

Equity Incentive Plans

In February 2021, Greenidge adopted an equity incentive plan and reserved 383,111 shares of Class A common stock for issuance under the plan (as amended and restated, the "2021 Equity Plan"), applicable to employees and non-employee directors. In April 2023, the stockholders approved an amendment and restatement of the 2021 Equity Plan to increase the maximum aggregate number of shares of Class A common stock that may be issued for all purposes under the Plan by 500,000 shares of Class A common stock from 383,111 to 883,111 shares of Class A common stock and to remove the counting of shares of Class A common stock granted in connection with awards other than stock options and stock appreciation rights against the total number of shares available under the Plan as two shares of Class A common stock for every one share of Class A common stock granted in connection with such award. In November 2024, the stockholders approved an amendment and restatement of the 2021 Equity Plan to increase the maximum aggregate number of shares of Class A common stock that may be issued for all purposes under the 2021 Equity Plan by 700,000 shares of Class A common stock from 883,111 to 1,583,111 shares of Class A common stock. In June 2025, the stockholders approved a further amendment and restatement of the 2021 Equity Plan to increase the maximum aggregate number of shares of Class A common stock that may be issued for all purposes under the 2021 Equity Plan by 1,000,000 shares of Class A common stock from 1,583,111 to 2,583,111 shares of Class A common stock. In October 2022, the Company registered 307,684 shares of Class A common stock, outside of the 2021 Equity Plan, that were reserved for issuance upon the vesting and exercise of non-qualified stock option inducement grants.

RSAs and RSUs

During the year ended December 31, 2025, the Company awarded 895,106 restricted stock awards ("RSAs") and restricted stock units ("RSUs") under the 2021 Equity Plan. RSAs and RSUs are generally granted with an eligible vesting range from upon grant to over a two-year period.

The Company's unvested RSA and RSU award activity for the year ended December 31, 2025 is summarized below:

	RSAs & RSUs		Weighted Average Grant Date Fair Value
Unvested at December 31, 2024	131,347	$	3.31
Granted	895,106	$	0.93
Vested	(455,995)	$	1.47
Forfeited	(43,972)	$	1.51
Unvested at December 31, 2025	526,486	$	1.01

The value of RSA and RSU grants is measured based on their fair market value on the date of grant and amortized over their requisite service periods. The fair market value of the awards granted totaled $0.8 million and $1.5 million during the years ended December 31, 2025 and 2024, respectively. There was $0.4 million of total unrecognized compensation cost related to unvested restricted stock rights as of December 31, 2025, which is expected to be recognized over a remaining weighted-average vesting period of less than 1.86 years.

Common Stock Options

There were no awards granted for common stock options during the year ended December 31, 2025. Options granted to officers, employees and consultants expire ten years after the date of grant.

The Company's stock options activity for the year ended December 31, 2025 is summarized below:

	Options		Weighted Average Exercise Price Per Share		Weighted Average Remaining Contractual Life (in years)		Aggregate Intrinsic Value
Outstanding at December 31, 2024	482,492	$	15.75		-		
Forfeited	(61,760)	$	13.20				
Expired	(129,059)	$	15.36				
Outstanding at December 31, 2025	291,673	$	16.46		7.0	$	—
Exercisable as of December 31, 2025	252,090	$	18.31		6.9	$	—

The value of common stock option grants is measured based on their fair market value on the date of grant and amortized over their requisite service periods. During the year ended December 31, 2024, the fair market value of the awards granted totaled $0.1 million. The were no awards granted during the year ended December 31, 2025. As of December 31, 2025, there was $0.1 million of total unrecognized compensation cost related to unvested options, which is expected to be recognized over a remaining weighted-average vesting period of approximately 0.81 years.

We determine the fair value of each grant using the Black-Scholes-Merton option pricing model. The weighted average assumptions relating to the valuation of stock options granted for the year ended December 31, 2025 and 2024 were as follows:

	2025		2024
Weighted average exercise price of options granted	$ —	$	3.00
Expected volatility	— %		109 %
Expected term (years)	0.0		5.6
Risk-free interest rate	— %		4.5 %
Expected dividend yield	0.0 %		0.0 %

On April 26, 2024, the Company entered into a Release Agreement with a former executive officer to allow for an acceleration of vesting of remaining unvested options and extended post termination exercise period. The stock option modification resulted in $0.2 million of incremental compensation cost during the year ended December 31, 2024, which was calculated using the Black-Scholes option-pricing model. The following assumptions were used for the Black-Scholes

valuation: risk-free rate of 4.67%, expected life of 8.46 years, exercise price of $13.20, annualized volatility of 133.96%, and a dividend rate of 0.0%.

Stock-based Compensation

The Company recognized stock-based compensation expense of $0.8 million and $2.2 million during the years ended December 31, 2025 and 2024, respectively. Stock-based compensation expense is included in selling, general and administrative expenses in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss).

9. INCOME TAXES

The components of income (loss) before the benefit from income taxes are as follows:

		For the Year Ended December 31,		
$ in thousands		2025		2024
Domestic	$	4,807	$	(19,854)
Foreign		—		—
Total	$	4,807	$	(19,854)

The components of the benefit from income taxes consist of the following:

		For the Year Ended December 31,		
(in thousands)		2025		2024
Current tax provision:				
Federal	$	—	$	—
State		60		(69)
Foreign		(539)		—
Total current benefit		(479)		(69)
Deferred tax provision:				
Federal		—		—
State		—		—
Foreign		—		—
Total deferred tax provision (benefit)		—		—
Total benefit from income taxes	$	(479)	$	(69)

A reconciliation of the benefit from income taxes to the amount computed by applying the U.S. federal income tax rate of 21% to income before taxes after the adoption of ASU 2023-09 is as follows:

		For the Year Ended December 31,	
(in thousands, except percentage data)		2025	
Provision at the Federal statutory rate	$	1,010	21.0 %
State income taxes, net of federal tax benefits (a)		(250)	(5.2)%
Foreign Tax Effects:			
India			
Amended Return Adjustment		(539)	(11.2)%
Change in valuation allowance		(739)	(15.4)%
Nontaxable or Nondeductible Items:			
Share-Based Payment Awards		36	0.7 %
Other		3	0.1 %
Benefit from income taxes	$	(479)	(10.0)%

(a) State taxes in New York, South Carolina, and Mississippi make up the majority (greater than 50%) of the tax effect of this category.

A reconciliation of the benefit from income taxes to the amount computed by applying the U.S. federal income tax rate of 21% to income before taxes prior to the adoption of ASU 2023-09 is as follows:

(in thousands, except percentage data)		For the Year Ended December 31, 2024	
Benefit at the Federal statutory rate	$	(4,170)	21.0 %
State income taxes, net of federal tax benefits		(301)	1.5 %
Change in Valuation Allowance		4,430	(22.3)%
Other, net		(28)	0.1 %
Benefit from income taxes	$	(69)	0.3 %

Components of income taxes paid (refund), net, are as follows:

(in thousands)		For the Year Ended December 31, 2025
Federal	$	—
State		33
Total	$	33
State:		
MS	$	100
SC		(21)
Other		(46)

The Company's effective tax rate of (10.0)% for the year ended December 31, 2025 was lower than the U.S. federal statutory income tax rate of 21% primarily due to a change in the valuation allowance, foreign taxes as a result of an amended return and state taxes.

The Company's effective tax rate of 0.35% for the year ended December 31, 2024 was lower than the U.S. federal statutory income tax rate 21% primarily due to a change in the valuation allowance and state taxes.

Deferred income taxes are provided for the tax effect of temporary differences between the financial reporting:

$ in thousands		As of December 31, 2025		As of December 31, 2024
Deferred tax assets:				
Net operating loss carryforwards	$	36,839	$	38,263
Intangibles		630		656
Stock-based compensation		534		765
Capitalized costs		6,317		6,179
Interest Expense Limitation Carryforward		8,397		8,024
Environmental liabilities		4,751		4,184
Fixed Assets		2,228		594
Other		5,446		4,085
Gross deferred tax assets		65,142		62,750
Less: valuation allowance		(64,898)		(62,285)
Deferred tax assets, net		244		465
Deferred tax liabilities:				
Other		(244)		(465)
Deferred tax liabilities		(244)		(465)
Total net deferred tax assets (liabilities)	$	—	$	—

As of December 31, 2025, the Company had net operating loss carryforwards ("NOL") of approximately $152.9 million for U.S. federal income purposes, of which $15.9 million begins to expire in 2026. The Company also had net operating loss carryforwards for state income tax purposes of approximately $94.5 million, of which $1.0 million begins to expire in 2035. U.S. Federal NOLs incurred in or after 2018 have an indefinite carryforward period, which can be offset by 80% of future taxable income in any given year.

Of the total federal NOLs, $60.8 million were acquired with Support.com, Inc. in 2021 and are subject to Section 382 limitation. Utilization of the Company's net operating loss and tax credit carryforwards can become subject to a substantial annual limitation due to the ownership change limitations provided by Section 382 and 383 of the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration or elimination of the net operating loss and tax credit carryforwards before utilization. The Company has performed an analysis of its changes in ownership under Section 382 of the Internal Revenue Code. Management currently believes that the Section 382 limitation will limit utilization of certain acquired net operating loss and tax credit carryforwards of Support.com and may defer the realization of the tax benefit associated with the acquired tax attributes from Support.com. The Company has ended all Support.com operations as of December 31, 2023; however, we continue to retain the existing domestic tax positions of Support.com.

In assessing the need for a valuation allowance, the Company considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company evaluated its ability to realize the tax benefits associated with deferred tax assets by analyzing the relative impact of all the available positive and negative evidence regarding the Company's forecasted taxable income, the reversal of existing deferred tax liabilities, taxable income in prior carry-back years (if permitted) and the availability of tax planning strategies. To the extent the Company does not consider it is more likely than not that a deferred tax asset will be recovered, valuation allowance is established. On the basis of this evaluation, as of December 31, 2025, the Company recorded a full valuation allowance on its net deferred tax, as it did not meet the more likely than not threshold required under ASC 740-10-30. The main form of negative evidence is the three-year cumulative losses. Although the Company currently has taxable income, this results from a nonrecurring sale, and it has a history of operating losses. Therefore, there is significant negative evidence, and a full valuation allowance has been recorded for the Company's deferred tax assets.

The Company files U.S., state and foreign income tax returns in jurisdictions with varying statutes of limitations. The federal statute of limitation is three years and the state and foreign statutes of limitations are three to four years. Due to net operating loss carryforwards, the Company's income tax returns remain open and subject to examination for tax years 2005 and thereafter by federal and state tax authorities. The 2022 through 2024 tax years generally remain open and subject to audit by foreign tax authorities.

The Company recognizes the tax benefit from uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as part of the benefit from income taxes. As of December 31, 2025, the Company has not recorded any amounts for unrecognized tax benefits. The Company's management does not expect that total amount of unrecognized tax benefits will materially change over the next 12 months.

As of December 31, 2025, the Company recorded an income tax receivable of $0.5 million, which is primarily as a result of filing amended tax returns in India for Support.com.

10. COMMITMENTS AND CONTINGENCIES

Legal Matters

From time to time, the Company may be involved in various lawsuits and legal proceedings that arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in such matters may arise and harm the Company's business. Except as otherwise disclosed in this Note 10, "*Commitments and Contingencies—Legal Matters*," the Company is currently not aware of any such legal proceedings or claims that it believes will have a material adverse effect on its business, financial condition, or operating results.

Title V Air Permit Renewal Litigation and Stipulation of Settlement

In June 2022, the New York State Department of Environmental Conservation ("NYSDEC") denied the Company's application to renew the Title V Air Permit for the New York Facility. The Company pursued administrative review of that determination, which was ultimately affirmed by NYSDEC's Regional Director for Region 7 on May 8, 2024, rendering the denial final for purposes of judicial review. On August 15, 2024, the Company filed a verified petition and complaint pursuant to Article 78 of the New York Civil Practice Law and Rules in the Supreme Court of the State of New York, Yates County (the "Court"), seeking to annul NYSDEC's denial of the renewal application and obtain declaratory and injunctive

relief relating to NYSDEC's interpretation and application of the New York Climate Leadership and Community Protection Act.

On November 14, 2024, the Court issued a decision annulling NYSDEC's denial of the renewal application and remanding the matter to NYSDEC for further proceedings. The Company subsequently filed a notice of appeal with the Appellate Division of the Supreme Court of the State of New York, Fourth Judicial Department (the "Fourth Department"), seeking review of certain aspects of the Court's decision. Administrative proceedings concerning the renewal application resumed before NYSDEC following the Court's remand.

On November 7, 2025, the Company entered into a Stipulation of Settlement (the "Stipulation") with NYSDEC intended to resolve the ongoing administrative and judicial proceedings concerning renewal of the Title V Air Permit for the New York Facility consistent with the Climate Leadership and Community Protection Act ("CLCPA"). Pursuant to the Stipulation, the Company submitted to NYSDEC an application (the "Application") supplementing the renewal application to incorporate new greenhouse gas ("GHG") emissions limits and related monitoring and reporting requirements set forth in the Stipulation. NYSDEC agreed to process the Application pursuant to the New York State Uniform Procedures Act and 6 NYCRR Part 621 and to issue a draft five-year Title V Air Permit modification and renewal (the "Draft Title V Air Permit") incorporating the conditions set forth in the Stipulation.

While the Stipulation provides a pathway toward resolution of the permit renewal process, there can be no assurance that a final Title V Air Permit will ultimately be issued, that the Company will be able to comply with the stipulated GHG limits, or that third-party challenges will not delay or prevent final resolution. The Company's inability to obtain a final Title V Air Permit for the New York Facility could have a material adverse effect on the Company's business, financial condition and results of operations.

Environmental Liabilities

The Company has a coal combustion residual ("CCR") liability associated with the closure of a coal ash pond located on the Company's property in Torrey, New York. In accordance with ASC 410-30, the Company has a liability of $17.3 million and $17.3 million as of December 31, 2025 and 2024, respectively. CCRs are subject to federal and state requirements. In October 2023, the Company completed the necessary steps to officially cease use of the coal ash pond. Following this occurring, the Company is required to complete the remediation of the coal ash pond CCR by November 2028 and will perform the work in stages over the next four years. On October 1, 2025, the Company provided a beneficial use demonstration to support a two-year extension of the deadline to initiate closure. With this two-year extension, the deadline for Greenidge to either initiate closure of the onsite CCR surface impoundment (C-Pond) or to demonstrate the need for an additional two-year extension under 40 C.F.R. § 257.102(e)(2)(ii) will be October 10, 2027. Further economic and viability analysis is required in order to initiate a material change to the closure plan. The Company has continued to estimate the liability using the prior closure and disposal assumptions as further analysis required to support the beneficial use assumptions is not yet available. The Company intends to use the two year closure extension to perform this analysis and therefore has updated its closure timeline assumptions to reflect this longer time frame to complete the closure work.

Estimates are based on various assumptions including, but not limited to, closure and post-closure cost estimates, timing of expenditures, escalation factors, and requirements of granted permits. Additional adjustments to the environment liability may occur periodically due to potential changes in remediation requirements regarding coal combustion residuals which may lead to material changes in estimates and assumptions.

The Company owns and operates a fully permitted landfill that also acts as a leachate treatment facility. In accordance with ASC 410-30, *Environmental Obligations ("ASC 410-30")*, the Company has recorded an environmental liability of $13.7 million and $13.4 million as of December 31, 2025 and 2024, respectively, which includes a charge of $0.4 million and $0.5 million for the years ended December 31, 2025 and 2024, respectively, related to a remeasurement increase. As required by NYSDEC, companies with landfills are required to fund a trust to cover closure costs and expenses after the landfill has stopped operating or, in lieu of a trust, may negotiate to maintain a letter of credit guaranteeing the payment of the liability. Estimates are based on various assumptions including, but not limited to, closure and post-closure cost estimates, timing of expenditures, escalation factors, and requirements of granted permits. Additional adjustments to the environment liability may occur periodically due to potential changes in estimates and assumptions. The liability has been determined based on estimated costs to remediate as well as post-closure costs which are assumed over an approximate 30-year period and assumes an annual inflation rate of 2.4%, compared to an annual inflation rate of 2.3% in the prior year.

Commitments

The Company entered into a contract with Empire Pipeline Incorporated in September 2020, which provides for the transportation to its pipeline of 15,000 dekatherms of natural gas per day, approximately $0.2 million per month. The contract ends in September 2030 and may be terminated by either party with 12 months' notice after the initial 10-year period.

In January 2024, the Company entered into a five-year capacity lease agreement, which provides the Company with 7.5 MW of self-mining capacity. The Company began mining in April 2024. During the years ended December 31, 2025 and 2024, the Company recognized $3.9 million and $2.8 million, respectively, of variable costs in connection with the capacity lease agreement, which is included within Cost of revenue - cryptocurrency mining (exclusive of depreciation) in the consolidated statements of operations and comprehensive income (loss). Effective March 31, 2025, the Company concluded that the portion of the contract consideration became fixed, creating a required minimum usage of 7.5 MW at a cost of $58.50 per MWh. As such, the Company re-assessed and re-allocated consideration in the contract to separate lease components and the non-lease components using relative standalone prices. The Company concluded that the portion of the contract consideration allocated to the lease component was de minimis and, therefore, no ROU asset and lease liability were recorded in the consolidated balance sheets.

In June 2024, the Company entered into an operating lease, which has a term of five years. The Company recorded a ROU asset and lease liability of $0.2 million, which are included in Other long-term assets and Other long-term liabilities, respectively, upon commencement of such operating lease in August 2024.

11. RELATED PARTY TRANSACTIONS

As of December 31, 2025, Atlas and its affiliates control 69.3% of the voting power of our outstanding capital stock. As a result, we are a "controlled company" within the meaning of Nasdaq's corporate governance standards.

Letters of Credit

Atlas obtained a letter of credit from a financial institution in the amount of $5.0 million at December 31, 2025 and 2024, payable to the NYSDEC. This letter of credit guarantees the current value of the Company's landfill environmental trust liability. See Note 10, "*Commitments and Contingencies*" for further details.

Atlas also has a letter of credit from a financial institution in the amount of $3.6 million at December 31, 2025 and 2024, payable to Empire Pipeline Incorporated ("Empire") in the event the Company should not make contracted payments for costs related to a pipeline interconnection project the Company has entered into with Empire.

Equity Interest Payment Agreement

The Company entered into the Equity Interest Payment Agreement, pursuant to which and as consideration for Atlas's, the Company's controlling shareholder and a related party, continued credit support with respect to the letters of credit described in *Note 6, Stockholders' Deficit*. As of December 31, 2025, the Company recognized accrued interest of $0.2 million in connection to the Equity Interest Payment Agreement. For additional information, see *Note 6, Stockholders' Deficit.*

Co-Defendant Endorsement

On October 14, 2024, the Company agreed to include a co-defendant endorsement under its directors and officers liability insurance policy (the "D&O Policy") with respect to Atlas and certain of its affiliates, which, in certain circumstances, extends coverage to claims for losses attributable to a wrongful act of the Company or any of our insured persons jointly made and continuously maintained against the Company and/or any of our insured persons under the D&O Policy, on the one hand, and Atlas and/or certain of its affiliates, on the other. The inclusion of such co-defendant endorsement resulted in no change to the Company's premiums with respect to its D&O insurance policy.

Mississippi Facility

On April 10, 2024, a subsidiary of the Company acquired a parcel of land, including industrial warehouse space, from a subsidiary of Motus, which is a portfolio company of private investment funds managed by Atlas, a related party of the Company. For additional information, see *Note 4, Property and Equipment, Net*.

Other

Affiliates of Atlas from time to time incur certain costs for the benefit of Greenidge, which are fully reimbursed by Greenidge. There were no amounts reimbursed by Greenidge during 2025 or 2024.

12. CONCENTRATIONS

The Company has a single hosting services customer that accounted for 37% and 50% of the Company's revenue for the year ended December 31, 2025 and 2024, respectively.

For the Company's self-mining operations, Greenidge considers its mining pool operators to be its customers. Greenidge has historically used a limited number of pool operators that have operated under contracts with a one-day term, which allows Greenidge the option to change pool operators at any time. Revenue from one of the Company's pool operator customers accounted for approximately 23% and 32% of total revenue for the year ended December 31, 2025, and 2024, respectively.

The Company has one major power customer, NYISO, that accounted for 38% and 18% of its revenue for the years ended December 31, 2025 and 2024, respectively.

The Company has one natural gas vendor that accounted for approximately 43% and 37% of cost of revenue for the years ended December 31, 2025 and 2024, respectively.

13. SUPPLEMENTAL BALANCE SHEET AND CASH FLOW INFORMATION

Contract Liabilities

At time, we receive payments from customers before revenue is recognized, resulting in the recognition of a contract liability presented in the Consolidated Balance Sheets.

Changes in the Contract liability balance for the year ended December 31, 2025 are as follows:

$ in thousands	Contract Liabilities
Balance as of December 31, 2024	$ 2,339
Revenue recognized	(2,339)
Deposits received	2,320
Balance as of December 31, 2025	$ 2,320

The following table provides additional details of Prepaid expenses and other assets:

	As of December 31,	
$ in thousands	2025	2024
Prepaid insurance	$ 956	$ 1,279
Electric deposits	—	588
Other prepaid expenses	586	750
Prepaid expenses and other assets	$ 1,542	$ 2,617

The following table provides additional details of Other long-term assets:

$ in thousands		As of December 31,		
		2025		2024
Restricted investments - environmental trust	$	1,341	$	—
Security deposit		351		351
Other		464		218
Other long-term assets	$	2,156	$	569

The Company had the following noncash investing and financing activities:

$ in thousands		For the year ended December 31,		
		2025		2024
Cumulative-effect adjustment due to the adoption of ASU 2023-08	$	—	$	22
Property and equipment purchases in accounts payable		34		108
Accrued interest added to debt principal		93		—
Reclassification of property and equipment, net to held for sale		900		7,184
Common stock issued in exchange for reduction in debt		1,462		1,616
Right-of-use asset obtained in exchange for operating lease liability		—		156
Fair value of shares issued to settle extension fees and accrued interest for stand-by letters of credit		1,593		—

The following table provides supplemental cash flow information for cash paid for interest and taxes (refund):

$ in thousands		For the Year Ended December 31,		
		2025		2024
Cash paid for interest	$	4,970	$	6,153
Cash paid for taxes (refund), net	$	33	$	(936)

14. DIGITAL ASSETS

The following table presents our bitcoin holdings as of December 31, 2025 and 2024 (in thousands, except bitcoin held):

Digital assets holdings		December 31,		
		2025		2024
Number of bitcoin held		74.0		74.5
Carrying basis of bitcoin	$	8,042	$	5,523
Fair Value of bitcoin	$	6,477	$	6,950

The carrying basis represents the valuation of bitcoin at the time the Company earns the bitcoin through mining activities.

The following table represents a reconciliation of the fair values of our digital assets (in thousands):

Digital assets:		December 31,		
		2025		2024
Beginning balance at fair value	$	6,950	$	369
Additions		15,222		19,061
Dispositions		(15,674)		(14,634)
(Loss) gain on digital assets		(21)		2,154
Ending balance	$	6,477	$	6,950

All additions of digital assets were the result of bitcoin generated by the Company's Cryptocurrency Mining operations. All dispositions of digital assets were the result of sales on the open market to fund Company operations.

The Company recognized realized gains on the sale of digital assets of $3.0 million and $0.7 million for the years ended December 31, 2025 and 2024, respectively .

The Company's bitcoin holdings are not subject to contractual sale restrictions. As of December 31, 2025, the Company held no other digital assets.

15. FAIR VALUE

The Company follows the guidance in ASC Topic 820, Fair Value Measurement. For assets and liabilities measured at fair value on a recurring and nonrecurring basis, a three-level hierarchy based upon observable and unobservable inputs is used to arrive at fair value. The Company uses valuation approaches that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

- Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

- Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

As of December 31, 2025 and 2024, the carrying amount of accounts receivable, prepaid expenses and other assets, income tax receivable, emissions and carbon offset credits, income tax receivable, accounts payable, accrued expenses, accrued emissions expense, and other short-term liabilities approximated their fair value due to their relatively short maturities.

The following tables present information about the Company's assets and liabilities that are measured at fair value on a recurring basis and indicate the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value (in thousands):

| | December 31, 2024 | | | |
	Level 1	Level 2	Level 3	Total
Assets:				
Digital Assets	$ 6,950	$ —	$ —	$ 6,950

| | December 31, 2025 | | | |
	Level 1	Level 2	Level 3	Total
Assets:				
Digital assets	$ 6,477	$ —	$ —	$ 6,477

Assets Measured on a Nonrecurring Basis

Assets that are measured at fair value on a nonrecurring basis are remeasured when carrying value exceeds fair value. This includes the evaluation of long-lived assets. Where an indication of an impairment exists, the Company's estimates of fair value of long-lived assets require the use of significant unobservable inputs, representative of Level 3 fair value measurements, including numerous assumptions with respect to future circumstances that might impact the long-lived assets' operations in the future and are therefore uncertain.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of a long-lived asset, management evaluates whether the estimated future undiscounted net cash flows, based on prevailing market conditions, from the asset are less than its carrying amount. If impairment is indicated, the long-lived asset is written down to fair value.

There was no impairment recognized during the year ending December 31, 2025. During the year ended December 31, 2024, the Company recognized an impairment charge of $0.2 million of property and equipment, net related to miners no longer viable for operation.

16. SEGMENT REPORTING

The Company has one reportable segment. The Datacenter Operations segment primarily derives revenue through datacenter hosting, crypto-currency self-mining, and power and capacity sales. The Company's chief operating decision maker is collectively the Chief Executive Officer and the President. They assess the performance of the segment and decide how to allocate resources based on segment gross profit and net income. The metrics are used to evaluate the investment in the expansion of new datacenters or other uses such as the continued deleveraging of the Company. Gross profit and net income is used to monitor budget versus actual results.

	Years Ended December 31,	
$ in thousands	2025	2024
Segment revenue	$ 58,777	$ 59,533
Less:		
Natural Gas Expense	22,442	16,168
Electricity for Mining Expense	4,399	3,044
Emissions Expense	10,555	8,676
Hosting Fee Expense	580	3,428
Other Cost of Revenue (a)	11,791	9,792
Segment gross profit	$ 9,010	$ 18,425
Depreciation	11,810	13,471
Selling, general and administrative	12,498	17,294
Impairment of equity securities	—	869
(Gain) loss on sale of assets	(11,475)	641
Impairment of long-lived assets	—	169
Gain on insurance proceeds	(399)	—
Remeasurement of environmental liability	350	453
Interest expense, net	4,033	7,082
Change in fair value of warrant asset	—	477
Loss (gain) on digital assets	21	(2,154)
Gain on troubled debt restructuring	(11,862)	—
Gain on extinguishment of debt	(406)	—
Loss on liquidation of subsidiary	348	—
Gain on non-refundable deposit	(400)	—
Gain on settlement of related party liability	(224)	—
Other income, net	(91)	(23)
Benefit from income taxes	(479)	(69)
Segment net income (loss)	$ 5,286	$ (19,785)

(a) Other cost of revenue primarily consists of labor and repairs and maintenance expenses

17. SUBSEQUENT EVENTS

Electrical Equipment Purchase

In February 2026, following an electrical switchgear malfunction at the New York Facility that occurred in November 2025, Greenidge Generation entered into a used equipment purchase agreement for replacement electrical equipment with GSP

Merrimack LLC, an affiliate of Atlas Holdings LLC, the Company's controlling stockholder, for an aggregate purchase price of approximately $0.8 million.

Equity Interest Payment Agreement

On January 8, 2026, the Company issued an aggregate of 79,320 shares of the Company's Class A common stock to settle the interest payment obligation for the fourth quarter of 2025 in connection with the Equity Interest Payment Agreement.

Exchange Offer

On March 11, 2026, the Company commenced an exchange offer (as subsequently modified, supplemented or amended, the "Exchange Offer"), pursuant to which it is offering to exchange up to $36.7 million in aggregate principal amount of its Senior Notes for New Notes. Under the Exchange Offer, holders may exchange $25.00 principal amount of Senior Notes for $25.00 principal amount of New Notes, together with two shares of the Company's Class A common stock, for each $25.00 principal amount of Senior Notes exchanged. The Exchange Offer commenced on March 11, 2026 and is scheduled to expire at 5:00 p.m., New York City time, on April 8, 2026, unless extended or earlier terminated by the Company.